EXHIBIT D

Government of Jamaica

This description of the Government of Jamaica is dated as of June 14, 2022 and appears as Exhibit (D) to the Government of Jamaica’s Annual Report on Form 18-K to the US Securities and Exchange Commission for the fiscal year ended March 31, 2022.

Recent Developments

COVID -19 Pandemic

On March 11, 2020, the World Health Organization (“WHO”) declared the novel coronavirus (“COVID-19”) outbreak a global pandemic. On March 10, 2020, the Ministry of Health & Wellness reported the first confirmed case of COVID-19 in Jamaica.

The Government has implemented COVID-19 travel requirements, curfews, work from home arrangements, stay-at-home measures, gathering limits and curfews to stop the spread of the virus. As of, March 18, 2022, the order under the Disaster Risk Management Act was withdrawn and the prohibition on events and the curfew were lifted. The order was replaced with the Public Health Enforcement Measures (Coronavirus, COVID-19) Order which required a COVID-19 test within three days prior to travel to Jamaica, reduced occupancy levels, required the use of masks in enclosed spaces and highly recommended the use of masks in establishments that serve food and drinks. This aspect of the order expired on April 15, 2022.

Impact of COVID-19 on Jamaica

At this stage, the Government is still assessing the full impact of the COVID-19 pandemic on the economy and in particular, on tourism. For FY 2020/21, all industries were negatively impacted by COVID-19 and measures implemented to stem the spread of the virus locally and globally. Real Gross Domestic Product (“GDP”) was estimated to have contracted by 11.0%, the largest recorded contraction, and reflected declines in all industries with the exception of the construction and producer of government services industries. The largest contractions were recorded in the hotels and restaurant industry, a decline of 65.6%, other services (which includes recreational, sporting & cultural activities), a decline of 28.2% and transport, storage and communication, a decline of 13.5%.

For the first nine months of the FY 2021/22, the Jamaican economy grew by 8.8%, reflecting growth in all industries except the mining and quarrying industry, which declined by 31.7%. The decline in the mining and quarrying industry was mainly due to a fire at the JAMALCO refinery in August 2021. The refinery is expected to reopen in 2022. The main driver of growth were, hotels and restaurants, which increased 133.9%, other services, which increased 14.4%, and agriculture, forestry & fishing, which increased 12.2%. Growth is expected for the remainder of the fiscal year (January-March 2022), albeit lower than the first nine months, with a preliminary estimate of 8.1% for FY 2021/22.

The growth in the hotels and restaurants industry was supported by an increase in employed labor force in the accommodation and food services activities, which captures a significant share of the tourism sector. Employment in the industry group grew by 16.5% to 98,200 persons. This is however, below the pre COVID-19 levels (January 2020) by 13,900 persons. Preliminary data on tourism expenditure for the first 11 months of FY 2021/22 revealed a 288.7% increase to 2,305.8 million relative to the corresponding period in FY 2020/21. This increase was supported by a 336.4% increase to 1,718,947 persons in total visitor arrivals for the first 11 months of FY 2021/22 relative to FY 2020/21. The growth in total visitor arrivals reflected an increase in stopover arrivals of 305.6% to 1,597,736 visitors and cruise passenger arrivals to 121,211 visitors compared with zero in the corresponding period of FY 2020/21.

The tourism industry is the leading gross earner of foreign exchange for Jamaica and makes a significant contribution to employment. The tourism sector employed 12.6% of the employed labor force in October 2019, and when the borders closed as a result of the COVID-19 pandemic, approximately 90% of the tourism sector staff were laid off. Visitor arrivals decreased 84.2% and stopover arrivals decreased 71.9% during the first three months of 2021 as compared to 2020 and cruise ports remain closed. As of December 2021, there were approximately 41,284 directly employed persons in the accommodation sub-sector, an increase of 34.7% from 30,655 persons as of December of 2020. However, this is 19.4% below the number of persons employed at the end of 2019 before the occurrence of the COVID-19 pandemic. Visitor arrivals increased 280.3% and stopover arrivals increased 218.4% during the first three months of 2022 as compared to the same period in 2021. For the first three months of 2022, cruise passengers totaled 99,798, compared to no passengers during the same period in 2021, as all ports were closed during the period in 2021.

In October 2020, the Inter-American Development Bank (the “IDB”) provided the Government with a US$100.0 million policy-based loan for Support to Health Systems Strengthening for the Prevention and Care Management of Non-Communicable Diseases Programme II. In March 2021, as a response to the effects of the COVID-19 pandemic on public health and the economy, both the IDB and the World Bank provided policy loans in the amounts of US$75.0 million and US$150.0 million respectively. In March 2022 the Government received a US$150.0 million policy based loan for strengthening the Fiscal Policy and Management Programme in response to the Health Crisis and Economic Effects of the COVID-19 pandemic.

COVID-19 Vaccination Plan

The Government currently maintains a vaccination program (the “National COVID-19 Vaccination Program”) that started in March 2021, with three phases of eligibility. The Government is participating in the COVAX (COVID-19 Global Access) Facility co-led by the Coalition for Epidemic Preparedness Innovations (“CEPI”), Gavi, (the Vaccine Alliance Gavi), UNICEF, Pan American Health Organization (“PAHO”) and the WHO in order to procure vaccine doses.

Delivery of vaccines to Jamaica commenced on March 8, 2021. As of June 3, 2022, the Government had 807,300 Pfizer, 43,120 AstraZeneca, 99,785 Johnson & Johnson, and 163,400 Sinopharm vaccine dosses in stock. The Government has ceased acquiring vaccines due to this stockpile.

According to the Ministry of Health & Wellness, as of March 31, 2022, approximately 1,396,854 people have been vaccinated in Jamaica, of which 674,403 people have received at least two doses, which is approximately 24.9% of the population.

Jamalco Refinery Fire

On August 22, 2021, the powerhouse at the Jamalco refinery suffered fire damage. As a result, the Jamalco refinery is operating at a US$500,000 loss per day. As of the date hereof, Jamalco is awaiting the documentation regarding Jamalco’s loss adjusters’ preliminary assessment, which would allow Jamalco to receive an advance payment of US$25 million from the insurance policy and is anticipated to cover Phase 1 of the restoration effort. The restoration process will consist of three phases and it is anticipated that the phased startup will begin by the end of the second quarter of 2022.

EXCHANGE RATES

The following table shows exchange rate information for the selling of US dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the Bank of Jamaica (“BOJ”) for US dollars on April 30, 2022 was J$155.28 per US$1.00.

Foreign Exchange Rates

Foreign Exchange Rates Year	Average for Period(1)	End of Period	Percentage Change(2) (End of Period)

	(spot weighted average ask in J$ for US$)
2017	128.28	125.00	(2.68)
2018	129.53	127.72	2.17
2019	134.02	132.57	3.80
2020	142.84	142.65	7.60
2021	151.80	155.09	8.72

Foreign Exchange Rates Month/Year	Average for Period(3)	End of Period	Percentage Change (End of Period)(4)

	(spot weighted average ask in J$ for US$)
January 2022	156.01	157.06	1.27
February 2022	157.13	155.60	(0.93)
March 2022	154.15	153.78	(1.17)
April 2022	155.28	154.86	0.70

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.
(2)	As compared to the prior year.
(3)	The monthly average exchange rates are calculated as the weighted average of all rates traded measured against the volumes traded within the month.
(4)	As compared to the prior month.

Source: Bank of Jamaica

PRESENTATION OF CERTAIN INFORMATION

All references in the annual report on Form 18-K to “Jamaica” and the “Government” are to the Government of Jamaica, unless otherwise indicated. All references to “JA dollars” and “J$” are to Jamaica dollars, all references to “US dollars” and “US$” are to the lawful currency of the United States of America, or US, all references to “€” are to Euro and all references to £ are to Great Britain Pounds. Historical amounts translated into JA dollars or US dollars have been converted at historical rates of exchange. References to annual periods (e.g., “2021”) refer to the calendar year ended December 31, and references to fiscal year or FY (e.g., “FY 2020/21” or “FY 2021/22”) refer to Jamaica’s fiscal year ended March 31. All references to “tonnes” are to metric tonnes. Jamaica publishes external economy information, such as external debt and goods and services exported, in US dollars. All international currencies, such as external debt denominated in Euro, are translated into US dollars. Domestic economy information is published by Jamaica in JA dollars. Components contained in tabular information in this annual report on Form 18-K may not add to totals due to rounding. The term “N/A” is used to identify economic or financial data that is not presented for a particular period because it is not applicable to such period and “n.a.” for economic or financial data that is not available.

Statistical information included in this report is the latest official data publicly available. Financial data provided may be subsequently revised in accordance with Jamaica’s ongoing maintenance of its economic data.

JAMAICA

Caribbean Sea
N
W
E
S
Montego Bay
Ocho Rios
Negril
Port Antonio
Mandeville
Spanish Town
Kingston
Caribbean Sea

Gulf of Mexico
Miami
THE BAHAMAS
Atlantic Ocean
CUBA
MEXICO
JAMAICA
Kingston
HAITI
DOM. REP.
Puerto Rico (U.S.)
BELIZE
HONDURAS
Caribbean Sea
EL SALVADOR
NICARAGUA
COSTA RICA
PANAMA
COLOMBIA
VENEZUELA

SUMMARY

The following is a summary of Jamaica’s economic information for the five years ended and as at December 31, 2021. This summary does not purport to be complete and is qualified by the more detailed information appearing elsewhere in this document.

Summary of Economic Information

	2017		2018		2019	2020		2021
DOMESTIC SECTOR(1)
Nominal GDP (J$ millions)	1,895,025.0		2,027,251.1		2,110,432.5	1,966,928.4		2,210,218.6
Nominal GDP (US$ millions) (2)	14,817.2		15,725.4		15,857.8	13,830.4		14,638.7
Total Value Added (J$ millions) at basic price(1)(2)	1,548,639.2		1,656,166.7		1,714,513.2	1,642,514.7		1,823,751.0
Real GDP(J$ millions) at basic price(3)	759,636.7		773,517.3		781,023.8	703,543.0		735,915.7
Real GDP at basic price (US$ millions)(2)(3)	11,049.0		11,250.9		11,360.0	10,233.1		10,703.9
Percent Change in Real GDP(3)	0.7		1.8		1.0	(9.9)		4.6
Real GDP at basic price per capita (J$/person)(3)	278,891.3		283,502.5		285,823.7	n.a.		n.a.
Real GDP (J$ millions) at market price	875,537.6		892,084.8		900,045.3	n.a.		n.a.
Real GDP at market price (US$ millions)(2)	12,734.8		12,975.4		13,091.2	n.a.		n.a.
Percent change in Real GDP at market price	1.0		1.9		0.9	n.a.		n.a.
Real GDP at market price per capita (J$/person)	321,442.9		326,958.8		329,380.8	n.a.		n.a.
Inflation
Consumer Price Index (Percent Change)	5.2		2.4		6.2	5.2		7.3
Interest Rates (%)(4)
Weighted Average Loan Rate	14.6		13.5		12.5	11.8		11.5
Weighted Average Deposit Rate	1.6		1.3		1.1	1.1		1.1
Treasury Bill Yield(5)	4.6		2.1		1.6	0.9		4.3
Unemployment Rate (%)(6)	10.4		8.7		7.2	10.7		7.1
EXTERNAL SECTOR (US$ millions)
Average Annual Nominal Exchange Rate (J$/US$)	128.3		129.5		134.0	142.8		151.8
Export of Goods (f.o.b)	1,350.9		1,961.0		1,653.2	1,250.6		1,440.6
Alumina	553.9		1,122.1		706.8	425.8		387.7
Sugar	14.4		16.0		10.2	6.6		6.7
Imports of Goods (c.i.f)	5579.3		6220.7		6451.3	4,802.9		6,031.4
Goods Balance	(3,553.6)		(3,514.8)		(4,031.3)	(2,948.5)		(2,825.7)
Current Account Balance	(396.4)		(243.9)		(350.9)	(61.4)		125.3
Gross Foreign Direct Investments	888.8		774.6		665.4	325.1		320.5
Net Foreign Direct Investments	854.5		761.9		219.4	318.4		264.3
Increase/(Decrease) in Reserves	(498.9)		202.9		(157.1)	36.4		874.6
Net International Reserves of the Bank of Jamaica	3,208.3		3,005.4		3,162.5	3,126.1		4,000.8
Weeks of Coverage of Goods Imports(7)	39.1		32.8		33.8	54.0		54.3
PUBLIC FINANCE (J$ millions)(8)
Revenue and Grants	560,773.6		628,985.2		649,759.2	575,401.1		720,557.0
Expenditure	552,050.1	(9.1)	604,597.5	(9.2)	630,354.4	635,911.3		698,895.5
Fiscal Surplus (Deficit)	8,723.4		24,387.7		19,404.8	(60,510.2)		21,661.5
Fiscal Surplus (Deficit) as a % of Nominal GDP	0.5		1.2		0.9	(3.1	)(13)	1.0	(14)
Primary Surplus	143,904.4	(10.1)	153,575.8	(10.2)	150,892.1	68,527.7		158,709.3
Primary Surplus as a % of Nominal GDP	7.5		7.5		7.1	3.5	(13)	7.0	(14)
Loan Receipts	207,133.0		114,180.1		126,060.1	221,924.9		149,597.5
Amortization	232,289.9		132,990.1		169,046.6	159,085.5		159,791.1
Overall Surplus (Deficit)	(19,294.1)		(1,691.9)		42,660.0	(31,299.3)		(5,059.5)
Overall Public Sector Surplus (Deficit)(11)	17,927.5		8,609.4		17,298.95	(59,808.1)		n.a.
Overall Public Sector Surplus (Deficit) as a % of Nominal GDP	1.0		2.4		0.8	0.8		n.a.
PUBLIC DEBT
Domestic Debt (J$ millions)(12)	760,275.8		752,120.9		743,902.1	776,483.2		824,074.0
Percent of Nominal GDP	40.1		37.1		35.1	39.5		37.3
Public Sector External Debt (US$ millions)	10,102.8		9,936.6		9,253.4	9,179.9		9,164.4
Percent of Nominal GDP	68.6		63.5		57.8	66.6		64.3
Total Public Sector Debt (J$ millions)	2,023,130.8		1,951,655.9		1,999,491.6	2,072,505.1		2,216,476.9
Percent of Nominal GDP	107.1		96.1		94.3	105.4		100.3
External Debt Service Ratio	13.9		11.5		15.1	15.8		11.8
TOURISM
Total Visitor Arrivals	4,276,189		4,318,600		4,234,150	1,329,675		1,535,165
Occupancy Rate (% Hotel Rooms)	64.9		67.0		64.2	35.9		n.a.
Visitor Expenditures (US$ millions)	3,010.3		3,305.5		3,638.8	1,256.0	(13)	2,095.1

(1)

The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 2003 to 2007.

(2)	Calculated using the mid-point of the exchange rate from the exports and imports.

(3)	At constant 2007 prices.
(4)	Interest Rates are on domestic currency loans and deposits.
(5)	Tenors of Treasury Bills are approximately 182 days.
(6)

The Jamaica Labour Force Survey is a quarterly survey conducted in January, April, July, and October. The unemployment rates reported are those for the October quarter of the respective year. Includes all persons without jobs, whether actively seeking employment or not.

(7)	Calculated on the basis of gross international reserves.
(8)	Fiscal year data from April 1 to March 31. For example, 2018 refers to the period April 1, 2018 to March 31, 2019.
(9.1)	This figure of J$552,050.1 million excludes Business Process Outsourcing (“BPO”) capital expenditure of J$1,627.3 million. With BPO inclusion, the total expenditure would be J$553,677.5 million.
(9.2)	This figure of J$604,597.5 million excludes BPO capital expenditure of J$1,649.6 million. With BPO inclusion, the total expenditure would be J$606,247.1 million.
(10.1)	This figure of J$143,904.4 million figure is higher because of the exclusion of BPO capital expenditure. With the BPO inclusion, the primary surplus would be J$142,277.1 million.
(10.2)	This figure of J$153,575.8 million is higher because of the exclusion of BPO capital expenditure. With the BPO inclusion, the primary surplus would be J$151,926.2 million.
(11)	Overall Public Sector comprises the central government of Jamaica (the “Central Government”), governmental statutory bodies and authorities and government-owned companies.
(12)	Does not include contingent liabilities in the form of guarantees of certain obligations of public entities.
(13)	Provisional estimate.
(14)	Estimated Outturn based on December 31, 2021 GDP projection for FY 2021/22. Actual GDP outturn for FY 2021/22 will not be available before the end of June 2022.

Source: Bank of Jamaica, Statistical Institute of Jamaica, Ministry of Finance and the Public Service and Jamaica Tourist Board

JAMAICA

History

Originally settled by the Arawak Indians, Jamaica was first visited by Christopher Columbus in 1494 on his second voyage to the New World. Jamaica’s name derives from the Arawak word “Xaymaca,” which means “Land of Wood and Water.” In 1655, Admiral William Penn and General Robert Venables led a British force that conquered the island, ousting the Spaniards. Over the next 40 years, Jamaica became the stronghold of the Caribbean buccaneers who transformed Port Royal, then the island’s commercial center, into the richest city in the New World. The sugar industry, supported to a great extent by slaves transported from Africa until the abolition of slavery in 1834, formed the basis of the island’s economy. During its three centuries as a British colony, Jamaica was variously administered by a governor and a planter-controlled legislature, by British Crown Colony rule from London, England, and by a limited representative government in the late 19th and early 20th centuries. The Government granted universal adult suffrage in 1944. From 1958 to 1961, Jamaica was a member of the now-defunct West Indies Federation, which encompassed all of Britain’s Caribbean colonies. Although plans for independence first appeared in the 1940s, internal self-government did not begin until 1959. On August 6, 1962, Jamaica became an independent country within the British Commonwealth.

The historical development of the island has influenced Jamaican national symbols. Jamaica’s flag, a diagonal cross of gold on a green and black background, represents the statement, “The sun shineth, the land is green and the people are strong and creative.” The national crest incorporates the original Arawak inhabitants with the legend “Out of Many, One People,” which reflects the country’s multiracial heritage. Jamaica’s reggae music enjoys international renown.

Territory and Population

Jamaica, the third largest island in the Caribbean Sea, is located 558 miles (898 kilometers) southeast of Miami, Florida, 90 miles (144.8 kilometers) south of Cuba and 100 miles (160.9 kilometers) southwest of Haiti. The island has an area of 4,411 square miles (11,420 square kilometers), and its highest point is the Blue Mountain Peak, which rises 7,402 feet (2,256 meters) above sea level. The capital city, Kingston, located on the island’s southeast coast, also serves as Jamaica’s major commercial center. The natural harbor in Kingston is the seventh largest in the world. The country’s second-largest city, Montego Bay, located on the island’s northwest coast, is Jamaica’s main center for tourism. See “The Jamaican Economy—Principal Sectors of the Economy—Tourism.”

From 2011 to 2019, Jamaica’s population grew at an average annual rate of 0.2% per year. This low rate of population growth is primarily due to declining birth rates. At December 31, 2019, Jamaica’s population was estimated at 2,734,092, an increase over the estimates for December 31, 2018 population of 2,730,982. The most recent population and housing census in 2011 reported that 46.1% of Jamaica’s population lives in rural areas while 53.9% lives in urban areas. Jamaica’s official language is English, and a dialect is also spoken by the majority of the population. A new census exercise is planned for FY 2022/23.

Society

Jamaica’s educational system is based on the British system. The school system consists of a pre-primary cycle of two years, followed by a primary cycle of six years, a secondary cycle of seven years, post-secondary and tertiary education. The education and training sector focuses on the development of the population, from early childhood through to the tertiary level and beyond. One focus is being placed on increasing the Government’s involvement at the early childhood education level in order to increase access to better quality education.

The Government has embarked on a new learner-centered curriculum (National Standards Curriculum) geared at fostering the development of critical thinking and higher order skills at the primary and secondary levels.

The HEART/NSTA Trust is the facilitating and coordinating body for technical and vocational workforce development in Jamaica. The HEART/NSTA Trust provides access to training, development of competence, assessment and certification to working age Jamaicans. It also facilitates career development and employment services island-wide. Training is provided both in the workplace (enterprise-based) as well as through formal Technical, Vocational and Educational Training (“TVET”) institutions and TVET special programs. Programs have also been implemented to increase access to all, especially unattached youths. As at March 2021, the HEART/NSTA Trust directly administered training in 26 institutions island-wide and over 80 community training interventions.

The educational system accommodates a variety of public and private schools. Post-secondary education is available to qualified candidates at 47 state institutions including community colleges, the Caribbean Maritime University, the University of Technology, the University of the West Indies and 83 private institutions including the University of the Commonwealth Caribbean, Northern Caribbean University, and International University of the Caribbean.

The HEART/NSTA Trust offers programs that target adults with low literacy and numeracy skills. According to the 2008 Jamaica Survey of Living Condition Survey Literacy Module, 91.7% of the population was “literate,” with 78.3% being “functionally literate” and 13.4% having only “basic literacy,” while 8.3% were “illiterate.” Data provided by UNESCO Institute for Statistics estimates the 2014 adult literacy rate (15 years and above) was approximately 88.1% (83.4% male and 92.7% female).

Recent macro- and micro-economic developments have resulted in an overall decline in the unemployment rate. In 2021, the average number of unemployed persons was 107,767, a decrease of 19.5% from 133,800 in 2020. The average unemployment rate was 8.2% in 2021, a decrease from 10.2% in 2020. See “The Jamaican Economy—Employment and Labor.” The average unemployment rate in Jamaica during the past eight years has decreased from a high of 13.7% in 2014 to a low of 8.2% in 2021.

The Government remains committed to prioritizing effective coverage by the social protection system, which has proven to be a social stabilizer during the pandemic experience. The Government’s efforts have focused on extending the reach of social benefits and services to the most vulnerable, as well as stemming negative impacts on livelihoods and employment, and emerging welfare risks. This was effected through several key programs and provisions over the period. The major cash transfer program – Programme of Advancement Through Health and Education (“PATH”) – and supporting interventions under its suite of social protection provisions, were allocated J$11.4 billion in FY 2021/22. The funds continue to provide income support through cash transfers to PATH beneficiary categories, including bi-monthly amounts and special additional grants associated with mitigating the effects of the pandemic. The allocation of some J$13.0 billion in FY 2020/21 had also supported these interventions, including funding of an extra bi-monthly payment in May 2020, at the onslaught of the crisis. Additionally, the Government allocated some J$800.0 million to a new Social Pensions Programme targeting citizens 75 years and older who had no pensions or state support. The allocations will also support any increase in benefits to the eligible families, the administrative costs of the programs and the continuing human capital investments.

The following table shows selected social indicators applicable to Jamaica for the five years ended December 31, 2021:

Social Indicators

	2017		2018		2019		2020		2021(3)
Real GDP at market price per capita(1)	J$	321,442.9	J$	326,958.8	J$	329,380.8	n.a.		n.a.
Real GDP at basic price per capita(1)	J$	278,891.3	J$	283,502.5	J$	285,823.7	n.a.		n.a.
Perinatal Mortality Rate (per thousand)(2)		26.8		27.7		26.0	25.2	(3)	25.03

(1)	In constant 2007 prices.
(2)

Defined as deaths in government hospitals occurring anytime from 28 weeks of pregnancy until seven days after birth. Please note that the statistics for Perinatal Mortality Rate are only reflective of the public secondary and tertiary health care facilities; no inference should be made of the primary health care facilities or Jamaica as a whole.

(3)	Provisional.

Source: Statistical Institute of Jamaica, Planning Institute of Jamaica and Ministry of Health—Planning and Evaluation Branch.

Governmental Structure and Political Parties

The Jamaica Order in Council 1962 (the “Constitution”) is the supreme law of Jamaica and sets forth the basic framework and legal underpinnings for governmental activity in Jamaica. The Constitution came into effect when Jamaica became a politically independent country on August 6, 1962. It includes provisions that safeguard the fundamental rights and freedoms of the individual. To enact certain amendments to the Constitution, a vote by the majority of all the members of each House of Parliament is necessary. Certain amendments, commonly referred to as ordinarily entrenched provisions, including those that amend the fundamental rights and freedoms of persons, also require (i) a three month period to pass from the introduction of the Bill into the House of Representatives and the commencement of the first debate, (ii) a three month period to pass from the conclusion of the debate and the passage of the Bill and (iii) a positive vote by at least two-thirds of the majority of all the members of both Houses of Parliament. Further, in addition to such requirements, certain amendments also require the additional approval of a national referendum.

Jamaica is a bicameral parliamentary democracy based upon the British Westminster model and is a member of the British Commonwealth. The Head of State is the British Monarch, who is represented locally by the Governor-General of Jamaica. Traditionally, the British Monarch appoints the Governor-General upon the recommendation of Jamaica’s Prime Minister. The actions of the Governor-General are, in most cases, of a purely formal and ceremonial nature. General elections are constitutionally due every five years, at which time all seats in the House of Representatives are up for election. The Constitution permits the Prime Minister to call elections at any time within or shortly beyond the five-year period, consistent with the Westminster model.

National legislative power is vested in a bicameral Parliament composed of a House of Representatives and a Senate. The House of Representatives is comprised of 63 members elected by the people in the general elections. The Senate is comprised of 21 members appointed by the Governor-General, 13 of whom are appointed on the advice of the Prime Minister and eight of whom are appointed on the advice of the Leader of the Opposition. The President of the Senate is elected by its members. The members of the House of Representatives select their own chairman, known as the Speaker. The Governor-General appoints as Prime Minister, the member of the House of Representatives who, in the judgment of the Governor-General, is best able to command the support of the majority of the members of the House of Representatives.

In addition to the national governing bodies, local government is administered through 13 municipal corporations and the Municipality of Portmore. The results of the last local government election, which took place on November 28, 2016, accorded the Jamaica Labour Party (“JLP”), eight of the 12 municipal corporations (that is including the Kingston and St. Andrew Municipal Corporation (“KSAMC”)). The People’s National Party (“PNP”) and JLP shared the St. Thomas Municipal Corporation. The PNP won the Municipality of Portmore.

The principal policy-making body of the Government is the Cabinet, which is responsible for the general direction and control of Jamaica and whose members are collectively accountable to Parliament. The Cabinet consists of the Prime Minister and no fewer than 11 other members of the two Houses of Parliament. No fewer than two, and no more than four members must be selected from the Senate. The Governor-General appoints members of the Cabinet upon the recommendation of the Prime Minister.

The Jamaican legal system is based on English common law and practice. The courts consists of the Judicial Committee of the Privy Council in the United Kingdom (“UK”) (Jamaica’s final appellate court), the Court of Appeal, the Supreme Court, the Parish Courts and the Petty Sessions Courts. Jamaica has also subscribed to the Caribbean Court of Justice in its original jurisdiction but not its appellate jurisdiction. In April 2005, Jamaica passed the Caribbean Court of Justice (Original Jurisdiction) Act 2005. The Caribbean Court of Justice, in its original jurisdiction hears and determine matters relating to the interpretation and application of the Revised Treaty of Chaguaramas (“Revised Treaty”) establishing the Caribbean Community and Common Market.

Two major political parties dominate Jamaica’s political system, the JLP and the PNP. Jamaica held its most recent parliamentary general election on September 3, 2020. Resulting from that election, the JLP won a majority of the valid votes cast, and the Most Honorable Andrew Holness was reelected to serve as Prime Minister. The Most Honorable Andrew Holness is Jamaica’s ninth Prime Minister after Jamaica gained political independence. The next election is due to be constitutionally held no later than December 2025. However, the Prime Minister, as constitutionally permitted, can decide to call an election before this date.

The following table shows the parliamentary electoral results for the past seven general elections:

Parliamentary Electoral Results

	1993	1997	2002	2007	2011(1)	2016	2020
People’s National Party	52	51	34	28	42	31	15
Jamaica Labour Party	8	9	26	32	21	32	48

(1)	Following a Boundaries Revision exercise conducted between April 2008 and March 2010, the number of constituencies (parliamentary seats) was increased from sixty to sixty-three.

Source: Office of the Prime Minister.

The Honorable Dr. Nigel Clarke was reappointed Minister of Finance and the Public Service on September 7, 2020. Prior to this, Dr. Clarke served as Ambassador of Economic Affairs, representing Jamaica’s interests with multilateral institutions and as a Senator in the Upper House of the Jamaican Parliament between 2013 and 2015.

International Relationships

Jamaica maintains diplomatic relations with almost every nation in the world. Jamaica is a member of the United Nations and its affiliated institutions, including the Food and Agriculture Organization, the International Monetary Fund (“IMF”), the World Bank Group, the World Health Organization, the World Tourism Organization, the World Intellectual Property Organization, the International Seabed Authority, the United Nations Environment Program and the United Nations Conference on Trade and Development (“UNCTAD”). It is also a member of several other regional and international bodies, including the World Trade Organization (“WTO”), the Organization of African, Caribbean and Pacific Group of States (“OACPS”), formerly known as the African, Caribbean and Pacific Group of States (“ACP”), the Association of Caribbean States, CARICOM, the Commonwealth, the Latin American and Caribbean Economic System, the Organization of American States (“OAS”) and the Community of Latin American and Caribbean States.

Jamaica is a signatory to the Cotonou Partnership Agreement (“CPA”) and is party to the CARIFORUM-EU Economic Partnership Agreement (“EPA”), the CARIFORUM-UK Economic Partnership Agreement, and CARICOM Bilateral Trade Agreements with Colombia, Costa Rica, Cuba, Dominican Republic and Venezuela. It is also a beneficiary of the Caribbean Basin Economic Recovery Act and the Caribbean-Canada Trade Agreement (“CARIBCAN”). In addition, Jamaica benefits from the trade preferences extended unilaterally by some countries under the Generalized System of Preferences (“GSP”) scheme.

Jamaica receives preferential tariff treatment on most of its products pursuant to the trade agreements described below.

The WTO Agreements

Jamaica currently trades with the 164 members of the WTO on the basis of the Most Favoured Nation (“MFN”) and National Treatment principles, except in specific cases where it trades with members under regional trade agreements provided for in Article 24 of the General Agreement on Tariffs and Trade and Article V of the General Agreement on Trade in Services, or where it benefits from preferences under the Enabling Clause, some of which are non-reciprocal and unilateral, such as the Generalized System of Preferences. Jamaica also benefits from other non-reciprocal preferential market access schemes provided by WTO members under the legal cover of waivers obtained within the context of Article 9 of the Marrakesh Agreement.

The WTO provides a forum for exchanging liberalization commitments through successive rounds of multilateral trade negotiations. The current round, called the Doha Development Agenda (“DDA”), was launched in 2001 and should have ended in 2005. Limited progress has been made in the DDA to further reform multilateral trade rules. Deep divisions among WTO members on certain areas of the negotiations, including agriculture, non-agricultural market access and special and differential treatment/development, have contributed to lack of progress in the overall negotiations.

A breakthrough in the round was reached at the ninth WTO Ministerial Conference held in Bali, Indonesia, in December 2013, with the adoption of the WTO Agreement on Trade Facilitation (the “TF Agreement”). The TF Agreement entered into force on February 22, 2017, when two-thirds of the WTO membership at the time (108 Members out of 162) ratified the agreement. Jamaica ratified the agreement on January 19, 2016.

A further breakthrough in the round was reached at the tenth WTO Ministerial Conference held in Nairobi, Kenya, from December 15 – 19, 2015. The Ministerial Decision on Export Competition was adopted with a view to eliminating export subsidies in agriculture that can distort competition, such as export credits, export credit guarantees and other types of export financing.

The 11th WTO Ministerial Conference was held December 10 – 13, 2017, in Buenos Aires, Argentina (“MC11”). The conference did not result in breakthroughs in any of the key areas in the DDA negotiations; however, Ministerial Decisions were adopted in various areas of the WTO work program, such as the fisheries subsidies negotiations, electronic commerce and the Work Progamme on Small Economies. The Ministerial Decision on the WTO Fisheries Subsidies Negotiations was an important outcome at MC11. It states that the negotiations on fisheries subsidies should be concluded by 2019, reflecting the WTO’s commitment to achieving the UN SDG 14.6, which calls for comprehensive and effective disciplines on fisheries subsidies. WTO members were not able to conclude the negotiations on fisheries subsidies by the 2019 deadline due to, inter alia, the range and complexities of the issues involved. The negotiations on fisheries subsidies are underway and WTO members have set themselves the task of completing the negotiations at the twelfth session of the WTO Ministerial Conference (“MC12”), which is scheduled to be held in June 2022, in Geneva, Switzerland. Consultations are being held in Geneva on the agenda for MC12.

Caribbean Community (CARICOM)

The Treaty of Chaguaramas (the “Treaty”) establishing CARICOM was signed in 1973 by four English-speaking Caribbean countries. It was subsequently signed by other countries.

Between 1997 and 2001, CARICOM Member States (each a “Member State”) negotiated a revision of the Treaty to expand the scope of the Common Market (the free movement of goods) by establishing a single market and economy, which would provide for four additional core freedoms: the free movement of persons/labor, services, capital and the right to establish businesses in any Member State participating in the CARICOM Single Market and Economy (“CSME”). Consequently, the Revised Treaty of Chaguaramas (the “Revised Treaty”) establishing the Caribbean Community, including the CSME, was signed by the following Caribbean countries in July 2001: Antigua, Barbuda, Bahamas, Barbados, Belize, Dominica, Grenada, Guyana, Jamaica, Montserrat, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines, Suriname, and Trinidad and Tobago. Haiti later signed the Revised Treaty on July 4, 2003.The Bahamas and Montserrat signed the Revised Treaty but do not participate in the CSME. They are Members of the Community as set forth in the Revised Treaty.

In January 2006, the implementation of the provisions of the CSME was initiated by Jamaica, Barbados, Belize, Guyana, Suriname and Trinidad and Tobago. The Bahamas and Montserrat are members of the Caribbean Community, but are not participating in the CSME. A 2009 audit conducted by the CARICOM Secretariat indicates that Jamaica is far advanced in implementing its obligations under the Revised Treaty.

Additionally, the Revised Treaty provides for the establishment of the single economy, which would include the harmonization of fiscal and monetary policies and the establishment of a common currency. The single economy requires a great degree of legislative and economic policy harmonization among Member States, and covers areas in which the region has not yet been able to find policy convergence. At a CARICOM Heads of Government retreat held in May 2011, Heads of the Government agreed to consolidate the gains of the CSME “before taking any further action on certain specific elements, such as the movement towards a single currency.”

As it relates to the five regimes that comprise the core pillars of the CSME (goods, services, capital, right of establishment, and free movement of skilled nationals), Member States are at different levels of implementation. For example, with respect to the free movement of skilled nationals, only Barbados, Belize, Jamaica, Grenada, Guyana and Saint Lucia have passed legislation to facilitate the free movement of the ten categories of skilled nationals on which CARICOM had agreed. Barbados also went further to recognize the two newly-proposed categories of Security Guards and Agricultural Workers, which are yet to be confirmed by the Council for Human and Social Development. Two Member States (St. Vincent and the Grenadines and Suriname) have passed legislation to facilitate nurses and teachers. The remaining Member States (Antigua and Barbuda, Dominica, St. Kitts and Nevis and Trinidad and Tobago) only recognize five categories in their legislation. These Member States, except Trinidad and Tobago, have been facilitating through administrative measures the other five categories.

CARICOM Heads adopted the Contingent Rights Protocol and the Public Procurement Protocol. Jamaica is a signatory to the Contingent Rights Protocol but has not commenced its provisional application due to some concerns regarding the treatment of non-CARICOM spouses and the tools of trade issue. Work is underway to implement practical solutions to facilitate the Contingent Rights Protocol through administrative measures.

In light of ongoing implementation challenges, at their 31st Inter-Sessional Meeting in February 2020, CARICOM Heads approved the implementation of a further implementation and strategy plan. Taking into consideration the slow pace of implementation and constant shifts in agreed timelines, it was agreed that there was an urgent need to review the strategy for implementation of the CSME in Member States, and the Prime Ministerial Sub-Committee on the CSME was mandated to urgently develop a new strategy and program for implementation. Heads of Government of CARICOM at their 33rd Inter-Sessional Meeting, held on March 1 and March 2, 2022, approved a strategy for CSME implementation, the Implementation Plan for an Effective CSME. The Plan takes on board all stakeholders, namely Member States, the CARICOM Secretariat, Lead Prime Minister for the CSME, organs of the community and regional institutions, with specific timelines for the realization of the activities therein. Given the constraints of some Member States in facilitating the free movement of the categories of skilled nationals requiring a Caribbean vocational qualification, Jamaica is implementing a scholarship program to offer assistance in building technical, vocational education and training capacity across the region.

At the regional level, a number of other instruments – draft codes, protocols, model legislation and draft sectoral and regional policies – relating to the CSME are being negotiated. Jamaica is participating actively in these negotiations. They include, inter alia, the CARICOM financial cooperation and macroeconomic support instruments and the Draft Policy Framework on Mergers and Acquisitions. Jamaica deposited its instrument of accession to the CARICOM Multilateral Air Services Agreement with the CARICOM Secretary-General in March 2022. With respect to the financial cooperation instruments, the policies on credit reporting and deposit insurance were approved by the region.

Trade with Latin America

Jamaica, as part of CARICOM, has concluded bilateral trade agreements with Venezuela, Colombia, Cuba, the Dominican Republic and Costa Rica. These agreements were negotiated pursuant to Article 80 – Coordination of External Trade Policy of the Revised Treaty. Jamaica has ratified the agreements with the Dominican Republic, Colombia, Costa Rica and Cuba. In November 2017, CARICOM and Cuba ratified the Second Protocol to the CARICOM-Cuba Trade and Economic Cooperation Agreement which expanded the range of goods traded under preferential arrangements between the two parties. CARICOM is preparing to engage with Colombia to expand market access for preferential trade in goods. The negotiations are scheduled to begin at the end of May 2022 and are expected to conclude by December 2022.

Caribbean-Canada Trade Agreement (CARIBCAN)

The 1986 CARIBCAN is an agreement between Canada and all CARICOM countries, except Haiti and Suriname. This agreement establishes a program for trade, investment and industrial cooperation, and features the unilateral extension by Canada of duty-free access to the Canadian market for a range of eligible imports from beneficiary CARICOM countries. CARIBCAN’s basic objectives are to enhance the Caribbean region’s existing trade and export earnings, improve the trade and economic development prospects of the region, promote new investment opportunities, and encourage enhanced economic integration and cooperation with Canada and within the region. After more than twenty years of CARIBCAN’s existence, the parties commenced negotiations in 2009 for a CARICOM-Canada Trade and Development Agreement that would allow reciprocal access for Canadian companies to the Caribbean market in a range of areas, including goods as well as services and investment. The negotiations were suspended in May 2015. However, the CARIBCAN arrangement remains in force, and Canada applied for and received another WTO MFN waiver in July 2015, which extends to 2023.

The Caribbean Basin Initiative

The Caribbean Basin Initiative (“CBI”), which was initially launched in 1983 with the enactment of the Caribbean Basin Economic Recovery Act (“CBERA”), was amended in 1990 to increase market access to the United States. In 2000, the United States further expanded the CBI with the enactment of the Caribbean Basin Trade Partnership Act (“CBTPA”). The CBTPA provides preferential access for a number of products previously excluded from the CBI. The CBTPA expired on September 30, 2020. The United States applied for and received a new WTO waiver for the CBERA in October 2019. The waiver will expire on September 30, 2025. On October 10, 2020, legislation extending the CBTPA preferences until September 30, 2030 came into force when it was signed into law by President Donald Trump. It is now Public Law 116-164 entitled “Extension of the Caribbean Basin Economic Recovery Act”.

Generalized System of Preferences

Under the aegis of the UNCTAD, the GSP was designed to afford developing countries preferential access for a wide range of their exports to the markets of developed countries. The GSP is an export-promotion tool with the objectives of increasing the export earnings of developing countries, promoting industrialization in developing countries and accelerating the rate of economic growth in developing countries. Jamaica continues to benefit from preferences extended unilaterally under the GSP schemes of, among other countries, Australia, Japan, New Zealand, Norway and Switzerland.

ACP/European Union Cotonou Partnership Agreement

In February 2000, the European Union and the OACPS, formerly known as the ACP, concluded negotiations for a new 20-year trade, industrial, financial and technical cooperation agreement. Jamaica ratified the new agreement, known as the CPA, in February 2001 and, following ratification by 75% of ACP member states and all European Union members, the agreement formally entered into force on April 1, 2003. The agreement was reviewed in 2005 and 2010. The trade provisions of the CPA have been replaced by the EPA, as described below.

The negotiations on the new Partnership Agreement between the OACPS and the EU, which replaces the CPA, were concluded on December 3, 2020. The agreement was initialed by the OACPS and the EU on April 15, 2021 and is expected to be signed before the end of June 2022. The extension of the transitional measures, which allow for a smooth transition from the extended application of the CPA to the OACPS-EU Partnership Agreement, will end in June 2022. The Agreement was implemented under the Neighbourhood Development and International Cooperation Instrument (NDICI), which will serve as the legal framework governing development cooperation between the EU and the OACPS for the 2021-2027 period.

Organization of African, Caribbean and Pacific of States

The Georgetown Agreement established the ACP in 1975 and was revised in 2020 to form the international organization known as OACPS. The OACPS was established on April 5, 2020 following endorsement by the 9th Summit of ACP Heads of State and Government in December 2019 in Nairobi, Kenya.

The CARIFORUM-EU Economic Partnership Agreement (EPA)

The EPA between the Caribbean Forum of ACP States (CARICOM and the Dominican Republic, i.e., “CARIFORUM”) and the European Union is a reciprocal trade agreement, which was signed in October 2008 by the European Union and 14 CARIFORUM States, with the exception of Haiti, which signed the agreement in December 2009. Jamaica is currently applying the EPA provisionally, pending ratification.

The EPA is a comprehensive and development-oriented trading arrangement which replaced the previous non-reciprocal trading arrangement between the European Union and the ACP countries.

Under the EPA, the European Union committed to remove immediately all tariffs and quotas on exports from CARIFORUM, with the exception of rice, sugar and arms and ammunition. The quotas for rice and sugar have since been removed. In the case of rice, full liberalization took place in 2010; for sugar, it took place in 2015. Under the EPA, the EU has not liberalized its market for arms and ammunition. Under the EPA, exporters of CARIFORUM-originated goods are accorded duty-free and quota-free access to the European Union market.

Unlike the European Union, CARIFORUM States will reduce tariffs on a phased basis. The European Union’s exports into CARIFORUM are to be liberalized over a period of 25 years with exclusions and long phase–in periods for sensitive products. 75% of all CARIFORUM’s imports of agricultural and fisheries products have been excluded from liberalization under the EPA. These sensitive products will continue to be protected by tariffs applied by CARIFORUM States. The tariff liberalization process under the EPA must be completed by January 1, 2033. The first reduction in tariffs began in January 2011. Jamaica has implemented the nine phases of the required tariff reductions under the EPA in January 2011, January 2013, January 2015, January 2017, January 2018, January 2019, January 2020, January 2021 and January 2022. Between 2017 and 2023, tariff cuts are implemented annually. The tariff reductions are now being made automatically.

The EPA goes beyond trade in goods to include trade in services. The agreement requires the European Union to remove restrictions on CARIFORUM’s services exports, including through allowing the supply of services into its member states by contractual services suppliers in 29 sub-sectors and 11 sub-sectors for independent professionals.

The EPA also addresses trade-related issues between the parties, primarily intellectual property rights, competition, electronic commerce, public procurement, and personal data protection. The agreement goes further to provide for parties to undertake development cooperation in a number of areas, ranging from the development of supply-side capacity, including the development of trade-related infrastructure, to the enhancement of the tourism sector and cultural cooperation.

There are several institutions established under the EPA to oversee its implementation, monitoring and review. These bodies are (i) the Joint CARIFORUM-EU Council convened at the ministerial level; (ii) the CARIFORUM-EU Trade and Development Committee convened at the level of senior officials; (iii) the CARIFORUM-EU Parliamentary Committee involving the parliamentarians; (iv) the CARIFORUM-EU Consultative Committee to promote dialogue among civil society; (v) the Special Committee on Customs Cooperation and Trade Facilitation to monitor the operation of Protocol 1 on Rules of Origin; (vi) Technical Sub-committee on Development Cooperation; and (vii) Special Committee on Agriculture and Fisheries. The parties have also agreed to establish a Special Committee on Services. Work is underway to formally establish the Committee. The parties have developed a Monitoring and Evaluation (“M&E”) framework pursuant to Article 5 of the agreement. The Joint Task Force on Monitoring the Operations of the CARIFORUM-EU EPA, established to expedite the establishment of an M&E system, agreed in principle to a framework for a joint monitoring System, as well as agreed on outcome and compliance indicators. A trial run of the M&E framework system is currently underway at the CARIFORUM level.

The Joint Declaration to the signing of the EPA provides for review of the agreement every five years. The first review was held in 2015 and the second five-year review was due in 2020 but was postponed due to the COVID-19 pandemic. It is anticipated that the technical work being undertaken by the Joint Task Force on the 2020 review of the EPA will be completed shortly to allow for the review by the CARIFORUM-EU Joint Council. The evaluation is expected to examine the impact of the EPA and the costs and consequences associated with its implementation, trade performance under the agreement and the existing bottlenecks to further expansion of trade between the two members.

The CARIFORUM-UK Economic Partnership Agreement

The CARIFORUM-UK Economic Partnership Agreement, which mirrors the EPA, was signed in March 2019, by the UK, Jamaica and eight other CARIFORUM States (Barbados, Belize, Dominica, Grenada, Guyana, St. Kitts and Nevis, St. Lucia and St. Vincent and the Grenadines). The Bahamas, Trinidad and Tobago, and the Dominican Republic subsequently signed the agreement between April and June 2019 and Suriname subsequently signed the agreement on April 13, 2021. Jamaica commenced the provisional application of the CARIFORUM-UK EPA on January 1, 2021, following the UK’s withdrawal from the EU Single Market and Economy on December 31, 2020. This has allowed for the granting of preferential treatment to goods originating in the UK, until the necessary legislative amendments are made. Jamaica has already undertaken its first two tariff reductions to grant preferential access to UK goods into the Jamaica market. The next tariff reduction is due on January 1, 2023.

THE JAMAICAN ECONOMY

General

Jamaica operates as a mixed, free market economy with state enterprises as well as private sector businesses. Major sectors of the Jamaican economy include agriculture, mining, manufacturing, tourism, and financial and insurance services. As an open economy, Jamaica is well integrated into the global economy with intraregional trade contributing prominently to overall economic activity.

Since the early 1980s, successive governments have implemented structural reforms aimed at fostering private sector activity and increasing the role of market forces in resource allocation. During this period, a large share of the economy has been returned to private sector ownership through divestment and privatization programs in areas such as agriculture, tourism, transportation, banking, manufacturing and communications. See “—The Jamaican Economy—Privatization.” Deregulation of markets, the elimination of price subsidies and price controls and the reduction and removal of trade barriers have reduced or eliminated production disincentives and anti-export biases.

In the early 1990s, the reform process in Jamaica gained momentum with, among other developments, the liberalization of the foreign exchange market and the overhaul and simplification of the tax system. In addition to changes in personal income tax and corporate tax regimes, taxes have been streamlined and simplified to facilitate compliance and greater efficiency in tax collection, and a number of tax exemptions have also been eliminated. The Government is continuously assessing its current tax legislation and has been implementing a series of tax reforms. See “Public Finance—Taxes and Tax Reform.”

In 2009, Jamaica introduced a new strategic plan to achieve developed country status by 2030 called Vision 2030 Jamaica (“Vision 2030 Jamaica”). The plan is based on the following seven guiding principles: transformational leadership, partnership, transparency and accountability, social cohesion, equity, sustainability, and urban and rural development. Vision 2030 Jamaica seeks to redefine the strategic direction of Jamaica by moving from dependence on lower forms of capital, such as tourism and basic agricultural commodities, to higher forms of capital, such as cultural, human, knowledge, institutional and services capital stocks. Jamaican business owners face challenges that primarily stem from global factors that include high energy prices, including the price of oil, and, in some sectors, high commodity prices. See “—The Jamaican Economy—Principal Sectors of the Economy.”

Economic Reform Program

During FY 2021/22, the Government continued on its comprehensive Economic Reform Program (“ERP”) which it began in FY 2012/13, while continuing to tighten fiscal policy. The main pillars of the ERP were:

•	structural reforms to boost economic growth and employment;

•	actions to improve price and non-price competitiveness;

•	upfront fiscal adjustment, supported by extensive fiscal reforms;

•	debt reduction, including active debt management, to place public debt on a sustainable path, while protecting financial system stability; and

•	improved social protection programs.

The ERP included a heavy and front-loaded reform agenda to support a prompt economic recovery, maintain social cohesion, build labor capacity and improve productivity. Accordingly, measures were implemented to improve access to credit, reduce bureaucracy and other limiting factors in the business environment, and to improve labor market flexibility. This reform agenda was focused on actions to strengthen public financial management, introduce a fiscal rule, reform the tax system, improve the business climate, move towards inflation targeting and reform of the securities dealers sector. See “The Monetary System—Legislation and Regulation” and “Public Finance—Taxes and Tax Reform.” These fiscal reforms were essential to a sustained fiscal consolidation effort to promote debt reduction. Structural reforms to achieve higher and sustained growth were pivotal to long-term economic stability and increased welfare of the population.

To alleviate the possible adverse impact of fiscal adjustment on the most vulnerable, the program included a floor on social spending for the most vulnerable in the population. The Government also recognized that safeguarding the financial sector was critical, and consequently had established a Financial Sector Support Fund to offer assistance, if needed, to financial institutions that participated in the debt exchange of 2013. See “The Monetary System—Legislation and Regulation.”

A key part of the ERP was a growth strategy that would focus on investment in:

•	the consolidation of Jamaica as a logistics hub for shipment;

•	information technology;

•	agriculture;

•	infrastructure development;

•	diversification of the tourism product;

•	sustainable energy; and

•	the promotion of a more business-friendly environment with respect to government agency administration, workforce and access to credit for smaller to medium-sized businesses.

Some of the impact of the ERP was reflected in the improvement in Jamaica’s ranking in the ‘Ease of Doing Business’ report, published by the World Bank. Specifically, based on the Ease of Doing Business 2020 report, Jamaica ranked 71st for the year 2019 relative to 85th in 2014/2015. This progress was mainly based on improvements in access to financing, ease of access to electricity as well as reductions in impediments to starting a business. This improvement also reflected the efforts towards implementing key structural reforms which augur well for a sustainable medium-term growth path for Jamaica. In 2021, the World Bank discontinued the Ease of Doing Business report. The World Bank is in the process of developing a new report through the the Business Enabling Environment Project.

IMF Arrangements

Stand-By Arrangement

In February 2010, the Government entered into a 27-month Stand-By Arrangement (“SBA”), with the IMF in the amount of 820.5 million special drawing rights (“SDR”) (approximately US$1.3 billion). Prior to the execution of the SBA, the Government had to take several actions, including adopting a tax policy package yielding approximately 2% of GDP; completing the Jamaica Debt Exchange (“JDX”) and reaching an agreement regarding the divestment of Air Jamaica, all of which the Government completed. The SBA supported the Government’s economic program aimed at restoring macroeconomic stability and creating conditions for improved growth. This program included critical steps and policy reforms to tackle fiscal and debt imbalances and other underlying vulnerabilities. The program was designed to assist the country in the establishment of fiscal and debt sustainability over the medium term. As such, the program focused on facilitating tax reform, rationalization of the public sector and reform of public financial systems. See “—Public Sector Indebtedness—The Jamaica Debt Exchange,” “—Public Finance—Taxes and Tax Reform” and “—The Jamaican Economy—Privatization.”

To achieve these goals, the program focused on a three-pronged strategy of:

•	fiscal consolidation;

•	comprehensive debt management; and

•	reforms to further strengthen the financial system.

As part of the SBA, the Government undertook a structural reform agenda, which included reforms to fiscal institutions, public entities, debt management, and the financial sector. As part of these reforms the Government passed the Fiscal Responsibility Framework (“FRF”), launched its strategic and comprehensive domestic liability management program and implemented a variety of reforms impacting the financial system. The SBA approved by the IMF Board in February 2010 went off-track within a year, as the program’s targets for improving the Government’s budget position were missed, which in turn eroded confidence, lowered economic growth and resulted in acute balance of payments pressures. In the absence of the scheduled reviews under the SBA, no further performance targets were established to form the basis for further drawdowns. This also resulted in the Government not receiving SDR 285.7 million (US$420 million) from the IMF as well as multilateral funding of approximately US$550 million and grants of approximately US$59.2 million. See “Public Sector Indebtedness—External Debt.”

Extended Fund Facility

On May 1, 2013, the Executive Board of the IMF approved a request by the Government for a four-year extended arrangement extended fund facility (“EFF”) in an amount of SDR 615.4 million (approximately US$932.3 million) based on exchange rates published by the IMF on January 31, 2013, the equivalent of 225% of the Government’s quota in the IMF. This EFF is the successor to and supersedes the SBA. The purpose of the EFF is to support the Government’s comprehensive ERP described above. The first disbursement under the EFF amounted to approximately US$207.2 million. See below for a fuller description of the disbursements under the EFF.

Pursuant to the terms of the EFF, its implementation and progress is monitored through the quarterly review quantitative performance criteria, indicative targets and structural benchmarks. See “—General.” The quantitative performance criteria establishes targets relating to, among other things: the primary balance of the Central Government; tax revenues, the overall balance of the public sector, the aggregate amount of Government direct debt, the aggregate amount of Government guaranteed debt, the aggregate amount of Government accumulation of domestic arrears, the aggregate amount of Government accumulation of tax refund arrears, the consolidated Government accumulation of external debt payment arrears, the amount of Government social spending, the cumulative change in the Government’s net international reserves and the cumulative change in the Government’s net domestic assets.

Performance under the Extended Fund Facility

The first review of performance criteria was completed by the end of September 2013, the Government met all required criteria, targets and benchmarks and the IMF made a second disbursement in the amount of approximately SDR 20.0 million (approximately US$30.8 million) on October 2, 2013. On each of the following dates, the IMF Board completed its review, found the Government to have met all criteria, and disbursed the corresponding funds:

•	On December 18, 2013, with a disbursement of SDR 20.0 million (approximately US$30.8 million).

•	On March 19, 2014 with a disbursement of SDR 46.0 million (approximately US$71.4 million).

•	On September 24, 2014, with a disbursement of SDR 46.0 million (approximately US$68.6 million).

•	On December 19, 2014, with a disbursement of SDR 46.0 million (approximately US$67.0 million).

•	On March 30, 2015, the completion of that review resulted in disbursement of SDR 28.3 million (approximately US$40.0 million).

•	On June 16, 2015, permitting the disbursement of SDR 28.3 million (approximately US$39.7 million).

•	On September 23, 2015, with a disbursement of SDR 28.3 million (approximately US$39.7 million).

•	On December 17, 2015, with a disbursement of SDR 28.3 million (approximately US$39.3 million).

•	On June 21, 2016, with a disbursement of SDR 56.6 million (approximately US$80.3 million).

•	On September 20, 2016, with a disbursement of SDR 28.3 million (approximately US$38.9 million).

The EFF program was canceled in the third quarter of FY 2016/17 in favor of a new three-year stand-by arrangement. See “—Precautionary Stand-By Arrangement.”

Precautionary Stand-By Arrangement

A Memorandum of Understanding (“MOU”), which was submitted to the IMF on October 21, 2016, embodied the tenets of the Government’s economic reform agenda. Coupled with other measures and prior actions, the board of the IMF approved a three-year Precautionary Stand-By Arrangement (“PSBA”) on November 11, 2016 for FY 2016/17 through FY 2019/20 in an amount of SDR 1,195.3 million (approximately US$1,640.8 million), the equivalent of 312% of Jamaica’s quota in the IMF. Following this approval, SDR 300.1 million (approximately US$412.0 million) was made available for the country to access immediately and the remaining funds will become accessible to Jamaica in six tranches upon successful completion of semi-annual program reviews.

The new SBA replaced the EFF in the penultimate quarter of FY 2016/17 and it is treated as a precautionary arrangement. The Government does not intend to draw on the new SBA unless external shocks generate a balance of payments need. In addition to the commitment to maintaining macroeconomic stability, reducing public debt and addressing a wide range of structural issues initially raised under the EFF, the SBA incorporates a renewed focus on unlocking Jamaica’s growth potential through structural reforms and combating crime and national security challenges.

The aims of the PSBA include:

•	Boosting employment and GDP growth;

•	Raising the living standards of the Jamaican people;

•	Progressively reducing a high poverty level;

•	Strengthening the social safety net for the poor;

•	Improving public sector efficiency;

•	Reallocating public resources to growth-enhancing capital spending;

•	Rebalancing taxes from direct to indirect taxes;

•	Bolstering the resilience of the financial system; and

•

Modernizing the monetary policy framework and building the foundation for an eventual move to inflation targeting, while maintaining exchange rate flexibility and continuing to build precautionary foreign reserves.

The first IMF Staff Review mission under the SBA was conducted between February 20 and March 3, 2017 and was followed by a successful review by the Executive Board of the IMF on April 18, 2017. All structural benchmarks for the first review were met. The approval of the first review provided Jamaica with access to an additional SDR 126 million (approximately US$170 million). Similarly, the second successful review under the SBA by the Executive Board of the IMF on October 23, 2017 provided Jamaica with access to an additional SDR 126 million (approximately US$170 million). On April 10, 2018, the third successful review under the SBA by the Executive Board of the IMF made available an additional SDR 160.8 million (approximately US$234 million) to be accessed by Jamaica. This brought the total accessible funds to SDR 712.9 million (approximately

US$995.1 million). No amounts have been disbursed under this arrangement. On November 5, 2018, the fourth successful review under the SBA by the Executive Board of the IMF made available an additional SDR 160.8 million (approximately US$223 million) to be accessed by Jamaica. Similarly, the fifth successful review under the SBA by the Executive Board of the IMF on April 22, 2019 provided Jamaica with access to an additional SDR 160.8 million (approximately US$223 million). This brings the total accessible funds to date to SDR 1,034.5 million (approximately US$1,435 million). On November 4, 2019, the Executive Board of the IMF completed its sixth and final review of Jamaica’s performance under the PSBA. The new SBA expired prior to the end of 2019.

The following table reflects Jamaica’s quantitative performance criteria and indicative targets, for the periods presented, under the PSBA (defined immediately above), as applicable:

IMF Performance Criteria(1)(2)

(In billions of Jamaican dollars unless otherwise stated)

	2018					2019
	Indicative Target	Actual	Performance Criteria	Adjusted Performance Criteria	Actual	Indicative Target	Performance Criteria	Indicative Target
	End-Sep		End-December		End-March	End-June		End-Sept.
Fiscal targets
Performance Criteria
1. Primary balance of the Central Government (floor)(3)	44.0	73.8	68.0	68.0	107.7	141.6	19.0	35.7
2. Overall balance of the public sector (floor)(3)	(39.2)	25.8	(41.1)	(36.6)	29.7	(14.7)	(14.0)	(25.0)
3. Net increase in the Central Government guaranteed debt (ceiling)(3)	0.0	(10.1)	(8.4)	(8.4)	(11.1)	(8.4)	0.0	0.0
4. Central Government accumulation of domestic arrears (ceiling)(4)(10)	0.0	(4.9)	0.0	0.0	(5.2)	0.0	0.0	0.0
5. Central Government accumulation of tax refund arrears (ceiling)(5)(10)	0.0	(13.1)	0.0	0.0	(12.4)	0.0	0.0	0.0
6. Accumulation of external debt payment arrears (ceiling)(4)(9)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Indicative targets
7. Tax revenues of the Central Government (floor)(3)	234.0	258.5	360.0	360.0	388.7	516.0	115.0	242.0
8. Change in the stock of public bodies non-guaranteed debt (ceiling)(11)	17.2	9.4	18.0	18.0	15.2	20.0	22.0	24.0
9. Central Government spending on social programs (floor)(3)(7)	11.9	20.1	19.4	19.4	28.3	28.2	6.7	12.3
10. Total loan value of all user funded PPPs (ceiling, percent of GDP)	3.0	1.7	3.0	3.0	1.6	3.0	3.0	3.0
Monetary targets
11. Stock of non-borrowed net international reserves (floor)(6)(8)	2,140	2,461	2,200	2,200	2,521	2,200	2,250	2,300
12. Monetary policy consultation clause (in percent)(12)
Outer band (upper)	6.5		6.5			6.0	6.0	6.0
Center inflation target	5.0	4.3	5.0		2.4	5.0	5.0	5.0
Inner band (lower)			3.5			4.0	4.0	4.0
Outer band (lower)	3.5		2.0			2.5	2.5	2.5

(1)	Targets as defined in the Technical Memorandum of Understanding (TMU).
(2)	Based on program exchange rates defined in the TMU.
(3)	Cumulative flows from April 1 through March 31.
(4)	Includes debt payments, supplies and other committed spending as per contractual obligations; full definition in TMU.
(5)	Includes tax refund arrears as stipulated by law.
(6)	In millions of US dollars.
(7)	Defined as a minimum annual expenditure on specified social protection initiatives and programs (defined in TMU).
(8)	Stock of BOJ NIR minus all foreign currency CDs to domestic residents; full definition in TMU.
(9)	Continuous performance criterion.
(10)	The accumulation is measured against the stock at end-March 2016, which is J$21.0 billion for domestic arrears and J$17.3 billion for tax arrears.
(11)	For end-Dec 2016 and end-Mar 2017, these are cumulative flows from October 1, 2016. For subsequent dates, these are cumulative flows from April 1, 2017.
(12)	The Monetary policy consultation clause bands consist of two types of thresholds. The Inner band triggers a Staff consultation and an Outer band triggers a Board consultation as detailed in the TMU.

Source: Bank of Jamaica.

Rapid	Financing Instrument (“RFI”)

The Executive Board of the IMF approved a disbursement in the amount of SDR 382.9 million (about US$520 million, 100% of quota) for Jamaica under the Rapid Financing Instrument (“RFI”). These resources are aimed at helping to meet urgent balance of payment needs stemming from the COVID-19 pandemic, while catalyzing additional support from development partners. On February 22, 2022, US$159.5 million was withdrawn from the RFI.

On May 15, 2020, the Executive Board of the IMF approved Jamaica’s request for emergency financial assistance amounting to 100% of its quota under the IMF’s RFI. The total facility amounted to approximately SDR 382.9 million (US$520 million). The proceeds of the facility will help meet the country’s urgent payments needs stemming from the COVID-19 pandemic, while promoting additional support from development partners. The interest rate charged on the RFI loan is equivalent to a basic rate of 1.05% plus a service charge of 0.50% for a 1.55% total. The repayment period of the RFI loan is 3.25 to 5 years.

Fiscal Responsibility Framework

As part of its economic reform agenda, Jamaica is committed to strengthening its fiscal discipline by adopting a number of programs, the main one being the FRF. The FRF requires the Government to adopt a number of initiatives including the following:

•	preparing medium-term goals and explaining deviations, should there be any;

•	more comprehensive reporting in several areas and empowering the Financial Secretary to obtain fiscal information from all public sector entities;

•	strengthening accountability to Parliament in areas such as corporate plans and budgets of public bodies and increasing oversight of overall fiscal policy;

•	establishing quantitative ceilings on debt stock, fiscal balance and wages within a specific time frame;

•	requiring the Ministry of Finance and the Public Service to present to Parliament, at the time of the annual budget, a fiscal policy paper with plans and policies for developing the country; and

•

establishing a revised budget calendar, which includes the simultaneous tabling of the Estimates of Revenue and Expenditure in a timely manner to effect approval no later than March 31, commencing with the FY 2015/16 budget.

The FRF is the centerpiece of a number of other initiatives aimed at achieving fiscal consolidation. These other initiatives include a medium-term expenditure framework, the establishment of a centralized treasury management system and the enhancement and consolidation of legislation governing debt management generally. See “Public Finance—Central Government Budget.”

The Minister of Finance announced in May 2018 that the Government of Jamaica will be taking steps to design, legislate and establish an Independent Fiscal Council to strengthen the FRF. This process to establish the Independent Fiscal Council has already commenced. The Independent Fiscal Council is intended to secure Jamaica’s gains under successive economic reform programs with the IMF and to build on the success of domestic partnership initiatives.

Jamaica is in the process of developing a Public Financial Management (“PFM”) Policy Framework for Natural Disaster Risk Financing. This represents a coordinated approach to Disaster Risk Financing (“DRF”) to ensure that adequate resources are available to address ex-post financing requirements. A suite of instruments, including a national disaster (contingencies) fund, contingent lines of credit, the Caribbean Catastrophic Risk Insurance Facility and a catastrophe bond, which launched in July 2021, are the DRF options currently available to the Government. Jamaica became the first small island developing country to launch a catastrophe bond.

Natural Disaster Risk Financing

Jamaica is highly susceptible to the impacts of climate change and natural disasters due to its geographic location. Given the fiscal burden that may result from the occurrence of natural disasters the Government has implemented a risk layering approach to financing the risks. Accordingly, funds and reserves have been put in place to cover costs associated with high frequency, low severity events such as floods or heavy rainfall and transferring risks related to low frequency, high severity events such as major hurricanes and earthquakes through insurance facilities.

The Government currently maintains a National Disaster Fund (NDF), capitalized at J$443.6 as at end of March 2022 and a Contingencies Fund that amounted to J$4.9 billion as at end of March 2022. The Government may also access US$285.0 million from and IDB Contingent Line of Credit if the country is affected by a disaster of a specified magnitude. An insurance policy with the Caribbean Catastrophe Risk Insurance Facility (CCRIF) is also in place. This policy provides financial protection against tropical cyclones, earthquake and excess rainfall events. Total coverage is US$248.7 million. The Government also launched a historic catastrophe bond in July 2021. The instrument provides financial protection of up to US$185 million against losses from named storms for three Atlantic tropical cyclone seasons, ending December 2023. Pay-outs to Jamaica will be triggered when a named storm event meets the parametric criteria for location and severity in accordance with the terms of the bond.

Jamaica is also developing a Natural Disaster Risk Financing Policy. The policy proposes a risk-layered approach to disaster risk financing. It emphasizes the need for an up-to-date Government of Jamaica asset register to facilitate the insurance of public assets, as well as the importance of private insurance to limit the implicit liability of the Government in the event of debilitating private losses.

Legal Reforms to Financial System

As part of the MOU with the ERP and EFF, the Government passed the Banking Services Act (“BSA”) (omnibus banking law), which repealed and replaced the Banking Act and Financial Institutions Act and the Bank of Jamaica (Building Societies) Regulations and amended the Building Societies Act. Commercial banks, merchant banks and building societies are now all governed by the BSA, which also includes provisions for the qualification and eligibility of external auditors. In addition, the BSA includes provisions which allow the Supervisor of Banks to operate autonomously.

In 2019, Parliament affirmed the Banking Services (Financial Holding Company) (Licence Application Form) Rules. These Rules provide financial groups with licensing procedures of financial holding companies (“FHCs”) under the Banking Services Act.

In keeping with the policy direction of the Government, the Jamaican Securities Act was also amended to enhance the legislative framework for the regulation of the securities industry in order to (i) combat the establishment and proliferation of unlawful financial operations; (2) correct other deficiencies in the regulatory framework of the securities industry; and (3) strengthen the Financial Services Commission’s (“FSC”) investigative powers. The Government has also implemented a variety of reforms impacting the financial system, in particular the securities sector. These reforms include the following:

•

Continuing to strengthen the regulatory and supervisory framework of securities dealers to enhance capitalization and strengthen their ability to withstand shocks. The Securities (Licensing and Registration) Regulations were amended to increase the minimum capital requirements for securities industry dealers and investment advisors. In addition, the Securities (Prudential) Regulations were enacted with a view to improving the soundness of the industry. The Securities (Prudential) Regulations stipulates standards for (i) minimum risk based capital adequacy ratios covering exposures to market, credit, foreign exchange and operational risks; (ii) stress testing; (iii) large exposures limits; (iv) restrictions on the withdrawal of capital and (v) liquidity management.

•

Reforming the securities dealers’ primary business model, which was retail repo, aimed at reducing the risks associated with the business model. The Securities (Retail Repurchase Agreement) Regulations were enacted to enhance the legal and regulatory framework for the retail repo market, by establishing a distinct treatment for investors in order to protect their interest in the event of insolvency of any securities dealer. In addition, the Collective Investment Scheme (“CIS”) regulations were promulgated to replace the Unit Trust Act and Mutual Fund regulations. These regulations were aimed at expanding the legal form in which the fund could be established as well as enhance the FSC’s authority to regulate all facets of the CIS industry. CIS product was recognized as a viable alternative to the retail repo product as it would reduce the balance sheet risks associated with the retail repo, thus, strengthening their ability to withstand interest rate and liquidity shocks.

The Bank of Jamaica (Amendment) Act, 2020

During 2020, The Bank of Jamaica (Amendment) Act, 2020 was passed. This act, among other things, clarifies the mandate of the BOJ and strengthens the BOJ’s governance framework to ensure it supports the mandate. Accordingly, the act now reflects the following:

•	the mandate of the BOJ is the maintenance of price stability and financial system stability with the primary objective being the maintenance of price stability;

•	revised appointment mechanisms, composition requirements and tenure for the board;

•	express statutory fit and proper requirements for board and executive management appointments; and

•	provisions designed to improve the financial independence of the central bank from Central Government, this implies the following:

•

reflecting the statutory minimum capital requirement as a percentage of monetary liabilities; restricting the ability to make temporary advances to the Government; and prohibiting the central bank from purchasing or acquiring on a primary issue securities issued or guaranteed by the Government;

•	removing the requirement for Minister’s approval in matters of staff emoluments; and

•

exempting the central bank from the requirements of the Public Bodies Management and Accountability Act (“PBMA”). In this regard regulations that will substantially incorporate the governance principles for public bodies under the PBMA are also proposed under the BOJ Act.

The Financial Institutions Resolution Bill

In October 2017, the Cabinet approved drafting instructions for the preparation of legislation to establish a special resolution regime for financial institutions.

The proposed legislation will establish an approach to resolution under which non-viable financial institutions which are deemed systemically important can be resolved using administrative mechanisms. In addition to administrative mechanisms, the legislation will incorporate modified insolvency rules to be applied to (i) the residual entity after a financial institution has been resolved by the resolution authority, (ii) financial institutions which are insolvent but whose demise will not cause significant disruption in the wider financial system and (iii) financial institutions which are solvent but are intended to be voluntarily wound up. The legislation will also incorporate enabling provisions for a funding framework addressing options to meet the cost of resolving financial institutions

The development of this bill is being overseen by a technical working group pulled from the Financial Regulatory Committee under the BOJ Act and comprising sub-working group teams with representatives from the Ministry of Finance, Ministry of Industry and Commerce, BOJ, FSC and the Jamaica Deposit Insurance Corporation.

The Co-operative Societies (Amendment) Bill and the Credit Unions (Special Provisions Bill)

The Ministry of Finance and Public Service announced the passage of two companion bills in March 2021: the Co-operative Societies (Amendment) Bill and the Credit Unions (Special Provisions) Bill.

i) The Co-operative Societies (Amendment) Bill

The amendment to the Co-operative Societies Act will among other things bring credit union cooperative societies under the regulatory ambit of the Minister of Finance and the Public Service and Bank of Jamaica. Accordingly this bill includes provisions that will restrict the deposit-taking activities of co-operative societies to those co-operative societies, which operate as credit unions. Other substantive enhancements to the Co-operative Societies Act are contemplated by the Ministry of Industry and Commerce (formerly Ministry of Industry, Commerce, Agriculture and Fisheries (“MICAF”)) which is the Ministry with portfolio responsibility for cooperative societies. As of December 2021, the legislative process for the Co-operative Societies (Amendment) Bill is ongoing.

ii) The Credit Unions (Special Provisions Bill)

A decision was taken to revise the framework proposal such that, the regulatory regime for credit unions would be placed in a stand-alone principal statute instead of in subsidiary legislation (as regulations under the Bank of Jamaica Act). The bill contains the framework that was initially proposed as regulations to bring the operations of credit unions fully under the BOJ’s prudential supervisory regime. Accordingly, the bill, among other things, covers licensing, capital, reserves, prohibited business, remedial and intervention processes and defines the role of specially authorized credit unions.

Upon the passage of the regulations, the BOJ will be granted full regulatory and supervisory control over credit unions. Total assets in the credit union sector increased by 9.7% in the one-year period between December 2020 and December 2021. As of December 2021, assets for the 25 credit unions comprising the sector totaled J$150.7 billion, compared to the J$137.2 billion recorded in December 2020.

The BOJ is at an advanced stage in the legislative process, as the bill is under review by the necessary stakeholders. Accordingly, the BOJ is in the process of reviewing operating structures and resourcing needs within the organization to ensure that the supervisory regime for credit unions can be adequately executed under the proposed expanded mandate. In the interim, prudential supervision of the credit union sector will remain with the Department of Cooperative and Friendly Societies.

The Microcredit Act

The Microcredit Act, 2021 (“the Microcredit Act”) was passed in January 2021 and became effective in July 2021. The aim of the Microcredit Act is to license and regulate microcredit institutions (“MCIs”) that provide financing to individuals, as well as to micro, small and medium sized enterprises. The Microcredit Act aims to minimize the possibility of the sector being used as a conduit for money laundering and terrorism financing. Pursuant to the Consumer Protection Act, the Consumer Affairs Commission was designated as the body with responsibility for overseeing consumer protection, namely through issuing a code of conduct for licensees on consumer related matters and through the investigation of any complaint brought by a microcredit service consumer. The Microcredit Act creates a licensing regime that incorporates the usual safeguards of (i) fit and proper requirements for licensees and their owners, (ii) operating requirements for licensees and (iii) processing requirements to address complaints. The BOJ is afforded with standard regulatory powers to conduct inspections, examine the records of licensees, impose regulatory sanctions for non-compliance and issue standards, guidance and a code of conduct for the money-lending services that will be governed by this legislation.

Applicants have been afforded a period of twelve months from the commencement date of July 30, 2021 to comply with the provisions of the Microcredit Act and submit a license application to continue operating in the microcredit business, or cease to carry out such business. New and existing entrants to the sector that comply with the stipulations and procedures for licensing set out in the Microcredit Act will be licensed as an MCI. Applications to operate as an MCI in Jamaica are set out in the Microcredit (Licence, Form of Application) Rules, 2021.

The Standard of Sound Practice on Fit and Proper Assessments for Microcredit Institutions was issued in November 2021. The standard is intended to provide guidance regarding (i) the criteria for “fit and proper” assessments, (ii) the application of the “fit and proper” criteria by the Supervisor and (iii) the approach to conducting “fit and proper” assessments.

Anti-Money Laundering, Countering the Financing of Terrorism and Proliferation of Weapons of Mass Destruction (“AML/CFT”) Rules

To improve compliance with the international standards on AML/CFT and proliferation, (i.e. the revised FATF1 Recommendations 2013) the BOJ is developing draft instructions for AML/CFT Supervisory Rules under the Banking Services Act, 2014.

These rules will, among other things:

•	codify the risk-based examinations and oversight processes pertaining to the AML/CFT oversight functions of the BOJ; and

•	outline the areas in the BOJ’s AML/CFT Guidance Notes with which compliance will be expressly mandated (see listing below) and allow BOJ to directly sanction breaches of those requirements.

The requirements under the guidance notes with which compliance will be expressly mandated, pertain to areas regarding the following:

•	risk based framework;

•	know your customer, know the transaction counterparty and customer due diligence;

•	special guidance on UNSEC resolutions on proliferation;

•	special guidance on branches and subsidiaries;

•	nominated officer regime;

•	board responsibility and employee integrity and awareness;

•	compliance monitoring;

•	transaction monitoring and reporting; and

•	record keeping.

The rules are now being developed and a second draft was issued to the relevant stakeholders for feedback. When finalized , the AML/CFT Supervisory Rules will be subject to affirmation by both Houses of Parliament. Similar rules have been proposed for development under the Bank of Jamaica Act.

For further details on certain laws and regulations governing the financial sector, see “—Monetary System— Legislation and Regulation”.

The Data Protection Act, 2020

This act was passed in June 2020 and seeks to define the general principles for the treatment of personal data relating to individuals and provide for transparent oversight that will enable the public and private sectors to strengthen the protection of personal data. The act, among other things, sets ‘standards’ for data processing (sections 21 through 31) to ensure that personal data is processed fairly and lawfully, and only where necessary.

By appointed day notice, published in the Gazette and dated November 30, 2021, certain sections of the act (sections 2, 4, 56, 57, 60, 66, 74 and 77) were brought into force with effect from December 1, 2021, including the appointment of the Information Commissioner, the development of the Office of the Information Commissioner (“OIC”) as a regulatory office and the establishment of data sharing codes and international cooperation. Progress is underway towards the operationalization of the OIC and the formulation and promulgation of the regulations required to support the primary legislation. The information commissioner is receiving administrative assistance for the operationalization of the OIC and the implementation of the act from the Ministry of Science, Energy and Technology (“MSET”).

The regulations are expected to be promulgated within FY 2022/23 and the OIC is expected to be fully operational by the end of the transitional period provided for by section 76 of the act.

Section 76 of the act provides data controllers a two-year period within which to implement the necessary measures to ensure their compliance with the act, including but not limited to:

•	registering with the information commissioner;

•	appointing a data protection officer where necessary; and

•	complying with the 8 standards for the protection of personal data during processing.

During this period, and to ensure the effectiveness of the regulatory regime, the OIC is undertaking public education activities to increase data subjects’ awareness of their rights under the act, ensure data controllers’ appreciation of the obligations imposed on them by the act, and solicit stakeholder input or feedback on matters of specific concern to their respective groups or sectors.

The other sections of the act will be brought into force by the MSET on or before the end of the two-year transitional period.

Energy Policy

The Government continues to pursue its energy policy goals, through the development of an enabling and adaptive legislative and policy framework for the governance of the energy sector. The legislative and regulatory agenda includes the Petroleum (Downstream Activities) Bill and Regulations; the amendments to the Electricity Act, 2015, Electricity (Net Billing) Regulations and Electricity (Electric Power Wheeling). Jamaica continues to implement the National Energy Policy 2009-2030 to reduce energy costs, modernize and expand its electricity generating capacity and facilitate investments in renewable and alternative resources.

In 2021, the electricity mix included 13% renewables, 59% Liquefied Natural Gas (“LNG”), and 28% attributable to crude oil. Renewable sources of energy and LNG offer more stable, efficient and cleaner fuels when compared with heavy fuel oils, which contain more pollutants. LNG is an energy transition fuel, which provides greater flexibility in generation operations.

The MSET is developing its second Integrated Resource Plan (“IRP”). The IRP is a comprehensive decision-support tool and roadmap for meeting Jamaica’s electricity grid objectives over the next 20 years. In January 2022, the MSET completed the Integrated Energy Plan (“IEP”), which reviewed the electricity and transport sectors with respect to fuel diversification strategies and the electric mobility framework.

Developments under the Electricity Act, 2015

The Joint Select Committee of Parliament is currently completing its five year review of the Electricity Act, 2015. Several energy sector stakeholders have provided their comments to inform the deliberations, which began in April 2021. The Committee intends to complete its work by the end of the calendar year, 2022. Several related issues aimed at strengthening the electricity sector and informing the related regulations are:

•	improving technical definitions;

•	grid modernization;

•	Jamaica Public Service’s (“JPS”) right of first refusal;

•	the competitiveness framework; and

•	non-technical losses.

Electricity (Amendment, Indemnification and Validation) Bill

The Electricity (Amendment, Indemnification and Validation) Bill in respect of activities related to the Board of Examiners (“BOE”) and officers of the Government Electrical Inspectorate (“GEI”) was amended and will proceed without the inclusion of substantive provisions, which are to be considered by the Joint Select Committee of Parliament. With the closure of the GEI and the BOE in November 2021, and the transition to the Government Electrical Regulator (“GER”), the inspectorate functions have been privatized.

Establishment of the Government Electrical Regulator (GER)

On November 1, 2021, the GER became fully operational with a mandate to:

•	regulate the electrical installation and inspection processes;

•	register electricians;

•	enroll technical electrical assistants;

•	license private electrical inspectors; and

•	ensure safe electrical installations throughout the island.

The legislation, which was gazetted in 2021, contains provisions which govern licensing examinations and the professional conduct of electricians and private electrical inspectors. In addition, the regulations provide avenues for members of the public to make complaints to the regulator.

The Electricity (Net Billing) Regulations

The Electricity (Net Billing) Regulations empowers self-generators to install renewable energy systems with maximum capacities of 10 kW and 100 kW, for residential and commercial customers, respectively. The latest draft Regulations were prepared collaboratively by the MSET and the Office of the Parliamentary Council (“OPC”), in January 2022.

The Electricity (Wheeling) Regulations

The latest draft of the Electricity (Wheeling) Regulations is under review by the relevant stakeholders, with a target completion date of the end of April 2022.

Electricity (Amendment) Bill

The Electricity (Amendment) Bill as originally conceptualized is to augment the current provisions in the Electricity Act, 2015 establishing the generation procurement entity by specifying its functions, constitution and procedures for operations and providing for the validation and indemnification of the generation procurement entity’s actions. The bill will advance with provisions for the validation and indemnification of actions of members of the generation procurement entity. However, the substantive amendments contemplated in the bill will await the current deliberations.

Electric Mobility

The electric vehicle council has worked collaboratively to finalize the strategic framework for electric mobility. The cabinet approved the strategic framework and is currently considering the fiscal incentives submission for electric vehicles.

Petroleum (Downstream Activities) Bill

The Petroleum (Downstream Activities) Bill will govern all aspects of the petroleum sector: exploration, production, importation, refining, storage, sale and distribution of oil, natural gas and oil products. The second draft bill, is currently under review with the completion of drafting instructions targeted for April 30, 2022. The MSET, the OPC, and the legal reform department are collaborating to ensure the finalization of the bill before the end of this calendar year, 2022. The Government’s objectives are to encourage private investment in the long-term financing of the sector, promote fair competition in the petroleum industry and ensure the protection and safety of consumers and the public.

Petroleum (Amendment) Bill

The Petroleum (Amendment) Bill has been completed and is being prepared for submission to the legislation committee for tabling in the House of Parliament.

Non-Technical Loss Reduction

Non-technical electricity losses due to theft, continue to be a major challenge. Presently, non-technical losses account for approximately 18% to 20% of electricity generation. The Government has been receiving technical assistance from USAID and its lead consultant, Deloitte, under a program aimed at strengthening utilities and promoting energy reform. In addition the IDB is funding a national electricity loss reduction plan consultancy for Jamaica, which is being conducted by Estudios Energeticos Consultores. In 2021, USAID and Deloitte established a working group comprising of MSET, JPS, the Jamaica Social Investment Fund and IDB. The group has come to a consensus on a set of strategic policy concepts that could address the vexing issues of non-technical losses. The concepts are grouped into 4 categories: energy efficiency, communication and reporting, empowerment and enforcement.

Energy efficiency programs will reduce the demand from illegal users. Communication and Reporting will build trust between relevant entities and encourage cooperation on loss reduction activities and objectives. Empowerment will provide consumers with the tools to acquire legal electricity, and enforcement will discourage the theft of electricity through prosecution capabilities. The first activity to be implemented is a house wiring initiative, conceptualized under the empowerment category of solutions.

The IDB’s non-technical losses audit consultancy with the energy efficiency committee allows the Government to collaborate in conducting an Energy Loss Independent Audit Report (“ELIR”) and preparing a National Electricity Loss Reduction Plan (“NELRP”). The ELIR focuses on the factors that impact the level of technical and non-technical losses at the national, parish and feeder levels. The NELRP will define the roles, actions, time periods, benefit-cost, targets and other elements needed to reduce losses.

Business Process Outsourcing

The outsourcing sector comprises approximately 90 companies of varying sizes engaged in a broad variety of activities. As at the end of March 2022, there are approximately 45,000 to 50,000 people employed in the industry across the island, an increase between 2.3% and 13.6% in comparison to the corresponding period in 2021, during which 44,000 persons were employed. The estimated spend in the local economy is around J$800 million (US$5 million), through wages, office space leasing, utilities and other categories.

Business Process Outsourcing (“BPO”) firms located in Jamaica are executing a broad range of services, including customer care, technical support, back office (finance and accounting, administrative and human resource-related services), market research and analysis, claim processing, debt collection, graphic design, software development, telecommunications, banking, insurance, healthcare and retail.

BPO is presently making a noticeable contribution to employment generation and is augmenting economic growth in Jamaica. Jamaica provides for several advantages conducive to the BPO sector, including:

•	Ideal time-zone and proximity to the US, the world’s biggest originator of outsourcing;

•	Sophisticated telecommunications infrastructure;

•	A large and educated English speaking workforce with low attrition rates; and

•	Competitive business costs.

The National Outsourcing Strategy was adopted in 2015, with the goal of increasing employment in the sector to 36,000 new jobs by March 2020. This requires action across multiple Jamaica ministries, department and agencies to strengthen the enabling environment in the following main strategic focus areas: policy and incentive framework; labor market enhancement; infrastructure development; and market penetration. A follow-on strategy, which would see the country target 70,400 jobs by March 2025, was approved by the Cabinet in February 2022, via Decision No. 8/22, and will be tabled in Parliament. The implementation of this new strategy will be significantly supported by the Global Services Sector Project (“GSSP”) mentioned below.

Programs have been developed by the HEART/NSTA Trust to facilitate on-the-job management training, international accreditation of courses and apprenticeship programs.

Since 2012, the DBJ, through its own funds and the PetroCaribe Development Fund, has committed US$92.3 million to the BPO sector. Of this amount, US$84 million has been disbursed, to date, to BPO ventures which are engaged in developing a total of 1,184,000 square feet of operating space and projected to create 27,500 jobs at full capacity. Additionally, the DBJ’s financing has facilitated about US$153 million in private sector investments. To date, 19 of the 20 DBJ funded projects have been completed, leased and occupied and have reported a total employment of 22,148 jobs at peak. One project, K&T Development Limited’s construction of a 78,000 square foot commercial complex in Manchester, is not yet complete. The DBJ will provide financing of US$5.8 million via National Commercial Bank Jamaica Limited to finance this project. Once completed, the project is expected to provide 1,200 jobs.

Impact of COVID-19 on Business Process Outsourcing

Initially, there was a decrease of jobs in the industry resulting from various COVID-19 related matters such as the inability of companies to maintain staff numbers and adhere to social distancing rules, the loss of contracts due to global economic impact on companies using local services, and the downsizing of global outsourcing companies. However, by the second quarter of 2020, the number of employees stabilized and started increasing towards the end of the year. According to the Global Services Association of Jamaica, as at December 2021, job numbers surpassed the pre-COVID numbers, about 46,000 persons were employed in this sector across the island.

In general, however, Jamaica has fared well, maintaining 100% of its jobs and up to 40% of persons currently employed in the industry benefited from work from home policies. This was in large part due to the Government’s commitment to the industry through the designation as essential workers as well as the waiver by the Customs Agency that allowed equipment to be temporarily moved from Special Economic Zones to facilitate work-from-home, such waiver will be facilitated by the Government until June 30, 2022. In addition, workers in the industry were prioritized to receive vaccinations in Phase 2 of the National COVID-19 Vaccination Program. Notwithstanding, this industry has also faced some major challenges during the period, such as:

•	Cost of implementing new and evolving MOHW protocols;

•	Reduced number of staff that can be accommodated in office;

•	No permanent provision for work-from-home for staff members;

•	Unreliable telecoms and to a lesser extent electricity infrastructure, as more people across the country started working and attending school from home; and

•	Increased negative perception around the industry due to an early outbreak at a BPO center, which has also caused increased scrutiny.

Future Trends

In an effort to diversify the local sector, Jamaica seeks to move up the value chain by delving deeper into new areas such as shared services, legal process outsourcing (“LPO”) and medical process outsourcing. The country actively has engaged numerous international shared services operators and LPO operators in an effort to get them to expand to Jamaica. Additionally, JAMPRO, the Government agency responsible for the promotion of business opportunities in export and investment to the local and international private sector, has approached local university and stakeholders in a bid to provide details on the higher level jobs available to graduates in the new segments.

The project was initiated to grow the Jamaican economy particularly in higher value-added digital segments. To improve the country’s competitiveness and support the development of the service industry, the Government signed a contract for US$15 million with the IDB. The allocation of this budget was assigned to the GSSP in January 2019, and JAMPRO was named the executing agency. The GSSP will last for a period of five years for which JAMPRO will serve as the executing agency.

The project will support the development of BPO, information technology outsourcing and knowledge process outsourcing as well as other services that have been transformed by information and communications technology, enabling them to be digitized, codified, fragmented and undertaken at any distance from the core business and final customer.

The targets of the GSSP are to: (i) provide the sector with better skilled workers; and (ii) increase Jamaica’s institutional capacity to attract foreign direct investment and increase exports. To achieve this, the project has been divided in two components.

Component 1 seeks to strengthen and improve the skills development system to provide the global service sector with better skilled workers, particularly, in higher value-added segments by: (i) enhancement of processes for interaction of the skills development system with the global service sector; (ii) enhancement of job-readiness/digital skills curricula for the global service sector and (iii) delivery of on-the-job training for global service sector.

Component 2 strives to build Jamaica’s capacity to attract investment and increase exports in higher value-added segments by: (i) optimization of processes, institutions, regulations, and incentives framework, (ii) strengthening the value proposition for global service sector, (iii) development of an incubator and accelerator programs for SMEs in global service sector and (iv) implementing a digital management system.

The goals of the GSSP are to achieve the following (i) 50,000 jobs by 2023; (ii) transitioning the market share of BPO to knowledge process outsourcing jobs from a 80:20 ratio to a 60:40 ratio; and (iii) increasing the value of exports of global services by 2.6% by 2024.

As at December 2021, the global service sector, through their industry promotions and talent platform, hosted two virtual career fairs and their first global service sector apprenticeship week. The virtual fairs were aimed at providing equal opportunities for students, graduates and jobseekers to connect with employers, interact and learn about the career prospects available in Jamaica’s global service sector. These both proved to be successful as a large percentage of the participants were interviewed and hired or recommended for future roles. The global service sector apprenticeship week was held during the week of September 5, 2021 and promoted the theme PEAK: “perform to enhance and accelerate your knowledge”. The week highlighted the importance of investing in the future of the workforce and showcased the apprentices who are currently participating in the program.

Gross Domestic Product

The Jamaican economy expanded by 4.6% in 2021 compared to 2020, declined by 9.9% in 2020 compared to 2019 and expanded by 0.9% in 2019 compared to 2018. The increase in 2021 was mainly the result of increases in all industries with the exception of mining and quarrying. Industries reflecting increase in 2021 over 2020 included agriculture, forestry and fishing (8.3%), construction (9.0%), hotels and restaurants (37.2%), transport, storage and communication (5.8%), finance and insurance services (1.9%), wholesale and retail trade, repairs, installation of machinery and equipment (6.9%), other services (2.8%), real estate, renting and business activities (1.5%), manufacturing (3.0%), producers of government services (0.2%) and electricity and water supply (0.7%).

Real GDP declined by 11.0% in FY 2020/21, as compared to a decline by 0.1% in FY 2019/20, growth of 1.9% in FY 2018/19, growth of 0.9% in FY 2017/18 and 1.4% in FY 2016/17. References in this report to 2021 real GDP are preliminary figures provided by the Statistical Institute of Jamaica.

However, it is expected that growth in output for FY 2022/23 will be 3.5%, which is lower than the 8.1% estimate for FY 2021/22. While economic recovery commenced in FY 2021/22, full recovery is anticipated by FY 2023/24.

Sectoral Origin of Gross Domestic Product

	2017		2018		2019		2020(1)		2021(1)
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total

	(in millions of J$ at constant 2007 prices, except percentages)
Agriculture, Forestry and Fishing:	53,093	7.0	55,269	7.1	55,491	7.1	54,694	7.8	59,229	8.0
Traditional Export Agriculture	8,661	1.1	8,573	1.1	8,069	1.0	n.a.	n.a.	n.a.	n.a.
Other Agricultural Crops and Post-Harvest Crop Activities	33,619	4.4	35,724	4.6	36,385	4.7	n.a.	n.a.	n.a.	n.a.
Animal Farming, Forestry and Fishing	10,813	1.4	10,972	1.4	11,038	1.4	n.a.	n.a.	n.a.	n.a.
Construction	54,599	7.2	56,390	7.3	56,035	7.2	55,594	7.9	60,583	8.2
Manufacturing	65,676	8.6	66,239	8.6	67,411	8.6	63,792	9.1	65,680	8.9
Mining and Quarrying:	15,787	2.1	21,116	2.7	18,719	2.4	14,697	2.1	11,403	1.5
Bauxite and Alumina	14,726	1.9	19,896	2.6	17,505	2.2	n.a.	n.a.	n.a.	n.a.
Quarrying incl. Gypsum	1,061	0.1	1,220	0.2	1,215	0.2	n.a.	n.a.	n.a.	n.a.

Total Goods	189,156	24.9	199,015	25.7	197,683	25.3	188,778	26.8	196,895	26.8

Wholesale and Retail Trade; Repairs; Installation of Machinery and Equipment	131,791	17.3	133,163	17.2	134,669	17.2	123,263	17.5	131,724	17.9
Electricity and Water Supply	24,323	3.2	24,278	3.1	24,598	3.1	23,180	3.3	23,340	3.2
Finance and Insurance Services	84,777	11.2	85,897	11.1	89,070	11.4	85,729	12.2	87,342	11.9
Producers of Government Services	96,434	12.7	96,261	12.4	96,677	12.4	96,834	13.8	97,025	13.2
Hotels and Restaurants	45,500	6.0	46,238	6.0	48,487	6.2	22,411	3.2	30,749	4.2
Real Estate, Renting and Business Activities	81,074	10.7	81,722	10.6	82,341	10.5	80,422	11.4	81,618	11.1
Transport, Storage and Communication	83,671	11.0	84,821	11.0	85,496	10.9	74,990	10.7	79,341	10.8
Other Services	53,215	7.0	53,774	7.0	54,826	7.0	41,929	6.0	43,088	5.9

Total Services	600,785	79.1	606,155	78.4	616,164	78.9	548,758	78.0	574,227	78.0

Less: Financial Intermediation Services Indirectly Measured (“FISIM”)	30,305	4.0	31,653	4.1	32,797	4.2	33,992	4.8	35,206	4.8

Real GDP at Basic Prices	759,637	100.0	773,517	100.0	781,024	100.0	703,543	100.0	735,916	100.0

(1)	Data for 2020 and 2021 are preliminary.

Source: Statistical Institute of Jamaica.

The following table shows the rate of growth of real GDP by economic sectors at constant 2007 prices for the five years ended December 31, 2021:

Rate of Growth of Real GDP by Sector

	2017	2018	2019	2020(1)	2021(1)
Agriculture, Forestry and Fishing	(3.5)	4.1	0.4	(1.4)	8.3
Traditional Export Agriculture	5.5	(1.0)	(5.9)	n.a.	n.a.
Other Agricultural Crops and Post-Harvest Crop Activities	(6.9)	6.3	1.8	n.a.	n.a.
Animal Farming, Forestry and Fishing	1.0	1.5	0.6	n.a.	n.a.
Construction	1.0	3.3	(0.6)	(0.8)	9.0
Manufacturing	1.9	0.9	1.8	(5.4)	3.0
Mining and Quarrying:	(4.1)	33.8	(11.4)	(21.5)	(22.4)
Bauxite and Alumina	(4.2)	35.1	(12.0)	n.a.	n.a.
Quarrying incl. Gypsum	(1.9)	15.0	(0.5)	n.a.	n.a.

Total Goods	(0.4)	5.2	(0.7)	(4.5)	4.3

Wholesale and Retail Trade; Repairs and Installation of Machinery	0.6	1.0	1.1	(8.5)	6.9
Electricity and Water Supply	0.8	(0.2)	1.3	(5.8)	0.7
Finance and Insurance Services	1.5	1.3	3.7	(3.8)	1.9
Producers of Government Services	0.1	(0.2)	0.4	0.2	0.2
Hotels and Restaurants	4.0	1.6	4.9	(53.8)	37.2
Real Estate, Renting and Business Activities	0.7	0.8	0.8	(2.3)	1.5
Transport, Storage and Communication	1.0	1.4	0.8	(12.3)	5.8
Other Services	1.3	1.0	2.0	(23.5)	2.8

Total Services	1.0	0.9	1.7	(10.9)	4.6

Less: Financial Intermediation Services Indirectly Measured (“FISIM”)	0.9	4.4	3.6	3.6	3.6

Real GDP at Basic Prices	0.7	1.8	1.0	(9.9)	4.6

(1)	Data for 2020 and 2021 are preliminary.

Source: Statistical Institute of Jamaica.

The Petrocaribe Agreement

On August 23, 2005, Jamaica entered into the Petrocaribe Energy Cooperation Agreement (the “Petrocaribe Agreement”) with the government of the Bolivarian Republic of Venezuela, effective as at June 29, 2005. Under the Petrocaribe Agreement, Venezuela agreed to make available to Jamaica a portion of the value of Jamaica’s purchases of oil as a concessionary loan facility. The terms of the Petrocaribe Agreement limited the concessionary flows to the purchase of a maximum of 23,500 barrels per day (23,500 Bbl/day) of crude oil, refined products and liquefied petroleum gas (“LPG”) or its energy equivalents, supplied directly to Jamaica for its internal consumption. Prices for products are based on prevailing rates in the international oil market and deliveries to Jamaica are subject to the commercial policies and practices of Petroleos de Venezuela S.A. (“PDVSA”). Jamaica has the option of providing alternative forms of payments through goods and services. The Petrocaribe Agreement may be modified or terminated by Venezuela upon 30 days’ written notice to Jamaica.

In 2006, the Jamaican Parliament authorized the establishment of the Petrocaribe Development Fund to undertake the following activities in relation to the Petrocaribe Agreement:

•	manage loan proceeds that flow to Jamaica;

•	provide financing for approved projects, social developments and receive loan repayments from borrowers; and

•	meet debt service obligations to Venezuela arising from the Petrocaribe Agreement.

As of February 28, 2022, the loan proceeds to the Government of Jamaica totaled US$100.1 million.

In February 2018, the Cabinet approved the integration of the operations of the PCDF into the Central Government, consistent with the Government’s reform of the public bodies subsector and public financial management. The Petroleum Act was thereafter amended to facilitate the integration and related matters. The Petroleum (Amendment) Act, 2019 was gazetted on September 26, 2019 and came into effect on September 27, 2019.

Impact of COVID-19

Due to the COVID-19 pandemic during the FY 2021/22, many projects earmarked for this period were placed on hold or delayed as the Government reallocated project funds to support the economy. Notwithstanding, the Urban Development Corporation of Jamaica (“UDC”) was able to complete the design and commence the procurement of work for the new Houses of Parliament, the major project for the financial year.

Revitalization of Downtown Kingston

The UDC has prepared the Downtown Kingston and Port Royal Redevelopment Plan 2012 (“Redevelopment Plan”). Recommendations from the Redevelopment Plan have been incorporated in the National Environment and Planning Agency’s (“NEPA”) Development Order for Kingston and St. Andrew. The Development Order is the primary instrument used by the Kingston and St. Andrew Municipal Corporation to control development.

The UDC is spearheading a multi-agency approach towards the development and rejuvenation of areas in Downtown Kingston and Port Royal by arresting physical and social blight within the development area, with the purpose of improving economic and social conditions within the plan area and beyond.

Some of the projects pursued within FY 2021/22 included the Ministry of Foreign Affairs and Foreign Trade Building, Government Oval & Houses of Parliament Design, Downtown Kingston Redevelopment (Market and Commercial District Zone) Implementation Plan Consultancy Kingston and the Port Royal 2020 Development. These projects are described below.

UDC Projects

Ministry of Foreign Affairs and Foreign Trade Building

In May 2021, the 285 members of staff spanning 17 Departments of the Ministry of Foreign Affairs officially relocated and took up occupancy in the new building at 2 Port Royal Street, Kingston. The building was constructed on lands divested to the Ministry by the UDC. The Prime Minister, Andrew Holness, officially opened the building on January 19, 2022 in honor of the late former Prime Minister, the Most Honorable Hugh Lawson Shearer. To support the remaining outfitting and finishing activities, the Government allocated a further J$104.0 million dollars in FY 2022/23. The UDC will continue to provide project management services for the project towards completion of the project in FY 2022/23.

Parliament Square and Government Campus

The procurement process to construct the New Houses of Parliament Building was initiated in October 2021 and closed in January 2022. Following the evaluation in February 2022, the process was terminated given that only one qualified bidder was identified. In line with the Procurement Act and Regulations, the Government determined that a new process should be initiated to increase competitiveness. The tender was issued on April 4, 2022 and is expected to close on June 28, 2022.

The commencement of work to the Houses of Parliament will kick start activities within the Government Campus, even while the feasibility and planning work continues. The feasibility study is completed and has been under review by the Government stakeholders. A value for money analysis will further support and contribute to the final business case.

The creation of a Government Campus in a single, consolidated modern and energy efficient space will provide better synergy amongst Ministries and Agencies and lead to reduced expenses. The Government Campus at Heroes Circle includes the creation and facilitation of mixed residential and commercial spaces in the surrounding areas to replace the current ageing facilities and will have a catalytic effect on the general re-development of that section of Downtown Kingston. Expenditure during FY 2021/22 was J$163.4 million and J$11.1 million for the Houses of Parliament and the Government Campus, respectively. Total expenditure to date for the Houses of Parliament and the Government Campus is J$1.04 billion and J$164.0 million, respectively.

Downtown Kingston Redevelopment (Market & Commercial District Zone) Implementation Plan Consultancy

The implementation plan is intended to streamline the various projects and help to identify areas of synergy among agencies/entities which will allow for more efficient use of resources. Some of the activities and outputs include i. Stakeholder analysis, ii. Land Use and Infrastructure Inventory and Investment projects iii. Transportation Management Plan as well as iv. Marketing and Communications Plan. The consultancy began in January 2020, with an expected duration of 12 months. While the COVID-19 pandemic delayed the consultancy’s launch and affected its progress, the contract and deliverables were completed in February 2022, highlighted by a hybrid in-person and virtual stakeholder workshop. Although the final implementation plan was generally accepted, challenges remain and progress will require drive and support at the highest level. The UDC will now seek to identify and recommend the best strategy to operationalize the plan.

Port Royal 2020

The UDC is creating a masterplan for the development of Port Royal and wider Palisadoes area as a world class heritage, environmental and cultural attraction while improving its social and physical infrastructure. The Strategic Environment Assessment study is the last deliverable needed to formally complete the master planning exercise. This consultancy is scheduled for eight (8) months and estimated to be under J$60 million. Final approval and contract signature are projected for April 2022. Concurrently, planning activities were advanced and are 80% complete. Expenditure during FY 2021/22 was J$0.2 million. Total expenditure to date is J$47.8 million.

Other Major UDC Projects

Harmony Beach Park Development

This project saw the creation of a major 16-acre public beach park and recreational facility along the Montego Bay Hip Strip. This will aid in improving the quality of life for people in the second city as well as enhancing the natural environment. The construction phase of the project commenced on May 8, 2019 and achieved sectional completion on February 26, 2021. The opening occurred on May 21, 2021. Expenditure during FY 2021/22 was J$91.1 million with an overall cost of J$1.4 billion.

Montego Bay Groynes

This project is aimed at rehabilitating the existing (i) Northern Groynes and (ii) the North Gully Wall and Southern Groyne structures on the Montego Bay waterfront to protect the affected beach area from further erosion. Two (2) separate contracts will be let to carry the works identified at (i) and (ii). The Northern Groynes are currently 60% complete and slated for completion on June 16, 2022. The tender for the Southern Groyne failed and the process terminated in February 2022. A new process will be initiated. Expenditure during FY 2021/22 was J$104.7 million. Total expenditure to date is J$175.5 million.

Next City Planning

The UDC has been mandated to develop a city that is safe, smart and sustainable. We are currently in Phase 1 of the project which is to identify a suitable location for the city. The focus is now on identifying multiple cities and towns for planned re-development rather than on identifying a new City. However, such location will likely evolve based on deliberate planning across multiple locations. There were no fiscal allocation nor expenditures for the project in FY 2021/22. Total expenditure to date is J$37.9 million.

Hellshire Sewage Plant Upgrade

An expanded sewage treatment plant will facilitate the construction of more houses in Hellshire, St. Catherine, and its surroundings. The completed works will also ensure the safe conveyance of sewage to the plant. The project is currently in the implementation phase which is 60% complete. Expenditure for FY 2021/22 was J$81.5 million. Total expenditure to date is J$260.5 million.

Western Children’s Hospital

This project provides for the construction of a modern 220 bed children’s hospital facility at the Cornwall Regional Hospital in Montego Bay. The development will include a recreational facility for nursing staff. The UDC is the project manager and is working in partnership with the Ministry of Health. Representatives from the People’s Republic of China who are funding the project will construct and build the facility. As of March 12, 2020, all site preparation activities and works have been put on hold due to travel bans as a result of the COVID-19 pandemic. The project is 10% complete. Total expenditure to date is J$28.8 million.

Private Sector Led Developments

The following development, enabled by certain tax incentives to encourage investment, is being implemented:

•	Oceana Hotel: The hotel was sold, and the new owners are in the process of planning their preferred renovations. The renovations of the hotel and residential sections have not yet been completed.

Energy Development Projects

In 2021, there were no new energy development projects.

Energy Efficiency Program

The Energy Management and Efficiency Programme’s overall objective is to promote energy efficiency and renewable energy initiatives in government facilities and fuel conservation in road transportation by contributing to the avoidance of fuel imports. Specifically, the program aims to:

•	reduce electricity consumption within health, education and public agency government facilities, which translates to lower carbon dioxide (“CO2”) emissions;

•	retrofit 80 health, education and public agency government facilities;

•	reduce travel times and avoid fuel consumption through improved traffic control management, which translates to lower CO2 emissions; and

•	increase capacity within the MSET to enable it to update the IRP for Jamaica.

The program is projected to reduce electricity consumption in the public sector by about 23.7 GWh per annum and fuel usage in the Kingston Metropolitan Area’s (the “KMA”) transport sector by 104 million liters in fuel consumption per annum, which translates to 228,832 metric tons of CO2 reduction per year and a reduction of 1,827 barrels of oil equivalent per day.

•

The urban traffic management system project is complete. Promotional and public relations activities around commissioning and full implementation of the project will follow. This investment of US$3.4 million will improve the travel time and fuel consumption within the KMA by approximately 30%. The project includes the procurement and installation of additional CCTV, variable message signs, development of a new traffic management model, training and development of the National Works Agency (“NWA”) staff, IT systems modernization and the development of a mobile app for motorists and pedestrians to better navigate the KMA.

Modernizations and Expansions in the Energy Sector

•	JPS 10 MW Combined Heat and Power Plant. JSP constructed a 10 MW combined heat and power plant for Caribbean Broilers at a cost of under US$15 million in Hill Run, St. Catherine.

Integrated Energy Plan (IEP)

•

In December 2021, for the first time, an Integrated Energy Plan (“IEP”) was developed for Jamaica to achieve greater energy self-sufficiency and independence with the help of an international consultant from Spain, MRC Consultants and Transaction Advisers. The IEP provides quantitative pathways for Jamaica to achieve greater energy self-sufficiency and independence by pursuing policies, regulations and plans that are sustainable, provide for energy security, affordability driven by competitiveness, efficiency, and environmentally friendly for sustainable economic growth and development in Jamaica.

Renewable Energy Developments

Wind Energy

•	No new utility scale projects were commissioned during the period.

Solar Energy

•	No new utility scale projects were commissioned during the period.

•	Under the Net Billing Programme, approximately 80 licenses were issued to JPS’ Residential and Commercial customers in FY 2020/21 for micro-scale solar PV systems ranging from 10 kW to 100 kW.

Hybrid Battery Energy Storage

•	No new utility scale projects were commissioned during the period.

The table below provides a summary of the renewable energy and LNG fueled utility scale projects completed for the Electricity Sector:

Making Progress Via the National Energy Policy (2009 – 2030)

Energy Policies and Recent Project Completions	MW	GWh/Year	Estimated CO2 Savings (‘000 Tonnes/year)	Recent Clean Energy Investments (US$ millions)
Modernized and Expanded Infrastructure
JPS/SJPC 190 MW Project	190.0	1,270	323		$330
JPS Bogue 117.5 MW Project	117.5	785	200		$22
NFE/SPHC 94 MW Project	94.0	472	120		$300
Renewable Energy Developments
Wigton Windfarm 62.7 MW project, with recent 24 MW expansion	62.7	169	129		$45
Blue Mountain Renewables LLC 36.6 MW Wind Energy Project	36.6	97	66		$90
WRB 20 MW Solar Project	20.0	44	35		$60
Eight Rivers Energy Company 37 MW Solar Project	37.0	80	65		$60
24.5 MW Hybrid energy flywheel and Lithium-Ion Battery Storage Project	24.5	—	—		$22
Total	609.8 MW	2,917 GWh	939 tonnes	US$	929

Principal Sectors of the Economy

Tourism

The tourism industry is the leading gross earner of foreign exchange for Jamaica and makes a significant contribution to employment. Tourism accounted for a provisional 52.9% of gross foreign exchange earnings from the productive sector in 2021, excluding remittance inflows. In October 2019, the tourism sector employed approximately 170,000 persons, representing 12.6% of the labor force. As a result of the COVID-19 pandemic, the borders were closed in March 2020, and as such between April 2020 and May 2020 approximately 90% of the staff were laid off. As of December 2021, there were approximately 41,284 directly employed persons in the accommodation sub-sector, an increase of 34.7% from 30,655 persons as of December of 2020. However, this is 19.4% below the number of persons employed at the end of 2019 before the occurrence of the COVID-19 pandemic.

Visitor arrivals in Jamaica have decreased by 50.1% in the last decade, from 3,078,764 visitors in 2011 to 1,535,165 visitors in 2021. In 2019, total visitor accommodation increased to 32,799 from 28,448 rooms in 2010. With the advent of COVID-19, approximately 7,589 rooms were taken out of circulation, reducing total accommodation to 25,210 at the end of 2020. In 2021, over 5,000 rooms were reintroduced into circulation, increasing total accommodation to 27,406 at the end of 2021. During 2021, total visitor arrivals were 1,535,165, an increase of 15.5% from 1,329,675 in 2020. Stopover arrivals totaled 1,464,399 in 2021, an increase of 66.3% from 880,404 in 2020, mainly due to the ease of restrictions on tourism activities associated with the COVID-19 pandemic which significantly impacted visitor arrivals to Jamaica.

International travel came to a near complete halt in March 2020, with most complete to partial closure of international borders and all world destinations implemented restrictions to travel. Cruise passengers totaled 70,766 in 2021, a decrease of 84.2% from 449,271 in 2020. Cruise ships were previously not operating given the global COVID-19 pandemic and the closure of all ports. In August 2021, ports were reopened and recommenced operations.

For the first three months of 2022, total visitor arrivals were 613,370, an increase of 280.3% compared to the same period of 2021. For the first three months of 2022, stopover arrivals totaled an estimated 513,572, an increase of 218.4% over the same period in 2021. For the first three months of 2022, cruise passengers totaled 99,798, compared to no passengers during the same period in 2021, as all ports were closed.

Prior to the COVID-19 pandemic, Jamaica continued to secure adequate airlift out of major airport hubs allowing more visitors easy access to their destinations in Jamaica. Currently, 25 airlines fly into Jamaica either through the airports in Kingston at Norman Manley International Airport or Sangster International Airport in Montego Bay. Flights have returned to operations from most of the gateways previously served from Jamaica’s main regional markets of North America, Europe, Latin America, and the Caribbean.

The United States, Jamaica’s largest tourist market, accounted for 87.3% of total stopover visitors in 2021, and 72.4% in 2020. The percentage share of Jamaica’s stopover visitors from Europe decreased to 6.0% in 2021 from 8.9% in 2020. Canada accounted for 4.6% of total stopover visitors in 2021, compared to 15.0% in 2020. Average hotel room occupancy was estimated at 44.4% in 2021 as compared to 35.9% in 2020 and 64.2% in 2019. Approximately 82.2% of hotel rooms in Jamaica were in the all-inclusive hotel category in 2021 compared to 79.1% in 2020. The average room occupancy rate of all-inclusive hotels was estimated at 49.3% in 2021 compared to 40.6% in 2020.

In FY 2021/22, JAMPRO facilitated 3 hotel projects. One project, the Coral Spring Eden Hotel (H10 Hotel Group Phase 2), completed construction and became operational in December 2021, adding 444 rooms in Falmouth Trelawny. With the completion of Phase 2, the H10 Group has a total of 957 rooms, which includes 513 rooms of the Phase 1 Coral Spring Resort, which opened in December 2019. The remaining two projects are under construction. The Rok by Hilton Hotel is expected to be completed and operational by August 2022. The Hotel Princess Resort (Phase 1), which will have 1,000 rooms, is expected to be completed during FY 2022/23. The capital investment in hotels for FY 2021/22 was US$101.7 million. These investments include newly constructed hotels and villas and hotels that underwent major renovation.

In FY 2021/22, the infrastructure sector accounted for 43%, representing an investment of U$173.6 million. The tourism sector accounted for 25% of capital expenditure and represented an investment of US$101.7 million. JAMPRO’s partners in the energy sector accounted for 13% of capital expenditure, representing an investment of US$53.6 million. The IT enabled services and logistics sector accounted for 6.0% in capital expenditure, representing an investment of US$24.0 million.The following table shows the hotels that JAMPRO facilitated in FY 2021/22 and for which economic data has been provided as at the date of this report:

Hotel	Capital Expenditure(1)		Jobs	Room Count	Status
Ocean Coral Spring by H10 Hotels	US$	14,000,000	150 Temporary 321 Permanent	444	Phase 2, which includes 444 rooms, became operational on December 16, 2021.
Princess Resorts (Phase 1)	US$	69,000,000	400 Temporary 25 Permanent	1,000	Construction on 1,000 rooms is ongoing. Expected completion is FY 2024/25.
ROK by Hilton former Oceana Hotel Downtown Kingston)	US$	18,000,000	60 Temporary 60 Permanent	68	Construction is ongoing with plans to open in August 2022.

TOTAL	U$	101,000,000	610 Temporary 406 Permanent	1,512

(1)	Amounts shown in the Capital Expenditure column are for spend reported FY 2021/22 only, and do not represent the total expenditure for the respective project.

The following table shows the hotels that JAMPRO facilitated in FY 2021/22 which have not provided data or are expected to begin implementation in the near term:

Hotel	Capital Expenditure(1)	Jobs	Room Count	Status
Karisma Hotel Group/ Sugarcane Bay Development	US$216,000,000	2,700	850	Ground-breaking ceremony took place February 28, 2020. Project is on hold due to COVID-19.
Viva Wyndham Resorts Hotel Investment	US$200,000,000	2,700	1,000	Implementation of this hotel is expected to move ahead in the near term
Las Marinas	US$18,000,000	Undisclosed	104	Construction delayed due to COVID-19.
RIU (Trelawny)	Undisclosed	Undisclosed	700	Construction expected to begin by FY 2023/24
Excellence at Oyster Bay (Grupo Excellence Hotels)	Undisclosed	Undisclosed	Undisclosed	Excellence at Oyster Bay resort will add another 12 luxury villas by FY 2023/24

TOTAL	U$434,000,000	5,400	2,654

The FY 2022/23 is estimated to have a total of 8 JAMPRO-facilitated hotels coming on-stream amounting to approximately US$1.0 billion in projected capital investment and represent a total of 4,100 new rooms.

The following table shows the new or refurbished hotels that are expected to come on-stream for the period 2022-2027:

Hotel	Type	Est. Capital Expenditure(1)	Room Count	Status
ROK by Hilton former Oceana Hotel Downtown Kingston)	European Plan Hotel	US$31,000	168	Construction ongoing. Project was delayed due to COVID-19 Pandemic estimated to be completed by September 2022.
Amaterra Resort – Branded by Marriott, Stewart Castle Trelawny – Phases	All-inclusive	US$200 million	1,200	Plans have stopped. There is no update as to when they will resume.
Palm Beach Villas	All-inclusive beachfront villas	US$40 million	22	Construction ongoing – estimated to be completed in 2022.

Hotel	Type	Est. Capital Expenditure(1)	Room Count	Status
Hardrock Hotel & Casino	All-inclusive resort	US$250 million	1,100	Project on hold awaiting amendments to the Casino Gaming Act.
Princess Resort	All-inclusive resort	US$500 million	2,000	Construction ongoing.
Grand Hotel Excelsior Port Royal Former Morgan’s Harbour Hotel	European Plan Hotel	US$20 million	50	Construction ongoing.
Sandals Dunn’s River Golf Resort & Spa Phase 1 & 2	Full All-Inclusive	US$280 million	510	Construction ongoing and estimated that Phase 1 to end in 2022 and Phase 2 in 2023.
Villa Janus	Custom Plan	US$16 million	11	Construction ongoing.
Buki Ocean View	Continental Plan Hotel	US1.7 million	9	Construction ongoing. Scheduled to open in 2022.
RIU	All Inclusive	US$100 million	700	Expected to be completed by July 2023.
Viva Wyndham	All Inclusive	US$300 million	1,000	Expected to break ground in 2023.
Secrets Resorts	All-inclusive	US$210 million	700	Expected to break ground in 2023.
Harmonization	Not Available	US$25 million	1,000	No information available. Update expected in 2023.
Osyter Bay	Luxury villas	US$7.5 million	17	Completed.
Terra Nova	European Plan Hotel	US$ 6.7 million	30	Scheduled completion in 2023.

TOTAL		US$1.9 billion	8,517

(1)	Projections are based on the entire lifespan of the construction of the project, as opposed to year-to-date calculations.

Over the next five years, approximately 16 hotels are projected to come on-stream, representing approximately 10,324 new rooms.

The table below shows tourism projects that are under construction and that are expected to come on-stream during FY 2022/23 that are not being facilitated by JAMPRO:

Hotel	Room Count	Status	Scheduled Opening
Wyndham Kingston	454	Under construction	TBA
Jewels Montego Bay	800	Paused for discussions	No data at this time
Marriott Resort (Freeport Montego Bay)	150	Construction on hold	TBA

The following table shows the number of visitor arrivals for the three-month period ending March 2021 and 2022:

	2021	2022(1)	% Change 2022 vs. 2021
Total Stopover Visitors	161,275	513,572	218.4%
Cruise Passengers	0	99,798	—

Total Visitors	161,275	613,370	280.3%

Average Length of Stay (nights)	11.6	9.8	(15.5)%

(1)	Provisional Estimate.

Source: Jamaica Tourist Board.

Jamaica closed its borders to international travelers on March 25, 2020 and re-opened airports on June 15, 2020. The cruise ship piers reopened in August 2021.

The following table shows the number of visitor arrivals for the five years ended December 31, 2021:

Visitor Arrivals

	2017	2018	2019	2020	2021	% Change 2021 vs. 2020
Foreign Nationals	2,196,301	2,298,162	2,483,169	798,290	1,332,574	66.9%
Non-Resident Jamaicans	156,614	174,565	197,751	82,114	131,825	60.5%

Total Stopover Visitors	2,352,915	2,472,727	2,680,920	880,404	1,464,399	66.3%
Cruise Passengers	1,923,274	1,845,873	1,553,230	449,271	70,766	(84.2)%

Total Visitors	4,276,189	4,318,600	4,234,150	1,329,675	1,535,165	15.5%

Average Length of Stay (nights)	8.4	8.1	7.9	9.4	9.1	(9.1)%

Source: Jamaica Tourist Board.

The following table shows the number of stopover visitors by country of origin for the five years ended December 31, 2021:

Stopover Visitors by Country of Origin

	2017	2018	2019	2020	2021	% Change 2021 vs. 2020
United States	1,509,963	1,628,402	1,838,904	637,505	1,278,679	100.6%
United Kingdom and Ireland	220,854	217,978	227,564	56,146	74,811	33.2%
Other European	104,950	110,391	93,076	22,079	11,938	(45.9)%
Canada	405,174	399,969	395,561	132,014	67,184	(49.1)%
Caribbean	63,944	67,495	71,816	15,685	21,409	36.5%
Latin America	32,224	33,922	38,885	13,827	7,242	(47.6)%
Japan	1,849	1,587	1,713	406	131	(67.7)%
Other	13,957	12,983	13,401	2,742	3,005	9.6%
Total	2,352,915	2,472,727	2,680,920	880,404	1,464,399	66.3%

Source: Jamaica Tourist Board.

The following table shows the percentage hotel room occupancy for the five years ended December 31, 2021:

Hotel Room Occupancy

	2017	2018	2019	2020	2021
Kingston and St. Andrew	56.9	59.4	34.4	16.6	24.1
Montego Bay	68.3	68.7	69.1	38.7	48.3
Ocho Rios	67.3	70.0	66.8	35.4	42.2
Port Antonio	13.5	16.2	11.7	10.9	6.9
Mandeville	51.4	54.3	44.9	23.0	49.4
Negril	62.2	65.5	66.2	40.3	44.7

Total	64.9	66.9	64.2	35.9	44.4

Source: Jamaica Tourist Board.

The following table shows estimated visitor expenditure for the five years ended December 31, 2021:

Estimated Visitor Expenditure

	Stopover US$ per person per day	Cruise US$ per passenger per day	Total Visitor Expenditure US$ Million	Visitor Expenditure % Change From Prior Year
2017	148.6	93.5	3,010.3	15.4
2018	162.1	100.5	3,305.5	9.8
2019	168.6	101.8	3,638.8	10.1
2020(1)	140.4	101.0	1,256.0	(65.5)%
2021(2)	169.6	108.3	2,095.1	66.8%

(1)	Revised.
(2)	Provisional Estimate.

Source: Jamaica Tourist Board.

In 2021, the total visitor expenditure (provisional estimate) increased by 66.8% to US$2,095.1 million from US$1,256.0 million in 2020. This increase was primarily attributable to the ease of restrictions on tourism activities associated with the COVID-19 pandemic which significantly impacted visitor arrivals to Jamaica. International travel came to a near complete halt in March 2020, with most complete to partial closure of international borders and all world destinations implemented restrictions to travel. The average expenditure per person per night increased to US$169.6 million in 2021 from US$140.6 million in 2020.

Impact of COVID-19 on Tourism

At this stage, the Government is still assessing the full impact of the COVID-19 pandemic on the economy and in particular, on tourism. It is anticipated that the recovery process will begin as authorities implement a phased reopening of the ports to passenger traffic, for both residents and tourists. The pace of the recovery will depend on the speed in which vaccines are rolled out locally and globally, as well as the ability of governments to manage ongoing risks associated with the possibility of additional waves of contagion and the possible reimplementation of restrictive measures.

Other Tourism Initiatives

Potential future negative economic and other conditions in the United States and other countries may have an adverse effect on Jamaican tourism. Other factors that may affect the tourist industry include the availability of direct flights to and from the country, potential visitors’ perceptions of Jamaica’s crime rate, travel advisories issued by foreign authorities and developments in other competing touristic destinations, including Mexico, the Dominican Republic, Florida, Cuba and other Caribbean destinations.

On December 2004, the Tourism Enhancement Act, 2004 was passed. This act, as amended on August 2011, provides for a Tourism Enhancement Fee (“TEF”) of US$20 and US$2 to be paid by incoming airlines and cruise ship passengers, respectively. Funds from the TEF are to be placed in a dedicated fund to be used for implementing the recommendations from the master plan.

TEF has partnered with the EXIM Bank to enable small and micro tourism enterprises to access up to J$25 million dollars at 5% interest over five years. They have also partnered with the Jamaica National Small Business Loans to offer a “5x5x5” loan facility where small and medium-size tourism enterprises can borrow a maximum of J$5 million at 5% interest over 5 years.

The tourism industry’s commitment to sound environmental practices was evidenced in 1998 by the selection of Jamaica as the pilot destination for the launch of the Green Globe Hotel Certification Program. The project was executed by the Environmental Audits for Sustainable Tourism initiative funded through the United States Agency for International Development, in collaboration with the Jamaica Hotels and Tourist Association. Through this program, environmental audits were conducted for twenty hotels and one tourism attraction. Four Jamaican hotels became the first four in the world to attain Green Globe Certification.

Approximately fifteen tourism entities have implemented environment management systems and are Green Global certified. An effective environmental management system improves operational efficiency and cuts waste. It not only improves the organization’s environmental performance, but also saves money. Participating entities often reduce operating costs, which has led to increased profitability. Programs such as the Green Globe certification are a useful way for companies to effectively demonstrate their corporate social responsibilities.

Infrastructure

Highway 2000

Since 2002, Jamaica has made significant progress on the Highway 2000 project, a joint public-private partnership project. This multi-lane motorway when completed will connect the capital of Kingston in the southeast of Jamaica with the tourism centers of Montego Bay in the northwest and Ocho Rios in the center of northern Jamaica and covers approximately 144 miles (230 kilometers). The developers, through National Road Operating and Constructing Company Limited (“NROCC”), are authorized by the Minister of Transport and Mining via concession agreements of 35 and 50 years to design, construct, levy, collect and retain tolls in connection with the project.

The project is being completed in phases. Phase 1A and Phase 1B (which covers Kingston to May Pen and the Portmore Causeway) and Phase 2A (Caymanas to Ocho Rios) have been completed.

As part of a transaction designed to broaden the ownership of the Phase 1 project, in 2019-2020 80% of the shares of Transjamaican Highways (“TJH”), the developers of Phase 1 were sold to the public through an Initial Public Offering. The shares of TJH were formerly owned by Bouygues Travaux Publics, Vinci Construction, Proparco all headquartered in France, along with the IFC.

Phase 2B, which is designed to extend the highway from Mandeville to Montego Bay, has not yet been awarded to any developer. The Government has opted to begin the process by constructing the first portion of the project, the Montego Bay Perimeter Road, as a design-build project expected to start construction in 2022.

The Government has however started the construction of Phase 1C, which covers approximately 28km from May Pen to Williamsfield. Upon completion of construction scheduled for 2023, the Government will decide whether to award this to a developer to operate. TJH, which currently holds the first right of refusal to operate the Phase 1C segment, has expressed its interest in operating the Phase 1C segment to the Government.

Impact of COVID-19 on Infrastructure

The impact of COVID-19, as well as the associated measures, on infrastructure was minimal. With regard to the National Works Agency, neither their operations nor the road infrastructure under their jurisdiction was significantly affected. Rather, the agency actually benefitted from the restrictions placed on the movement of people and traffic, as projects associated with the island-wide South Coast Highway Improvement Project (“SCHIP”) and Tom’s River to Aqualta Vale, Road Rehabilitation Project (Junction Project), St. Mary, experienced increased productivity and accelerated progress. Continued work on these projects was facilitated by the exemption of the NWA and its contractors from the restrictions associated with the curfew and quarantine zones.

Notwithstanding, workers were obligated to abide by the work protocols instituted to ensure the safety of themselves as well as others.

Other Infrastructure

Infrastructure works and activities facilitated during 2021 included the Kuwait Fund Rehabilitation Project – Tom’s River to Broadgate and SCHIP. Expenditure on Major Infrastructure Development Programme (“MIDP”), decreased by J$4,240.6 million to J$186.4 million. The Kuwait Fund Rehabilitation Project from Tom’s River to Broadgate, executed under a contract signed between MEGJC and CHEC, SCHIP, is divided into Part A and Part B. Part A, which includes the construction of a 28 km-long tolled dual carriageway highway from May Pen, Clarendon to Williamsfield, Manchester, is being implemented by the National Road Operating and Constructing Company Limited (NROCC). NROCC secured the planned right-of-way for the implementation of Part A during 2020. Expenditure for Part A of SCHIP by NROCC was approximately J$2.0 billion in 2021, compared with J$2.4 billion in 2020. Part B works is being implemented by the NWA and is divided into the following components:

•	Part B (ii). Road widening and improvement works on a 17.4km-long road section from Harbour View to Yallahs Bridge. This component is undertaken by CHEC; and

•

Parts B (iii & iv). Road rehabilitation works from Yallahs Bridge to Port Antonio and Morant Bay to Cedar Valley, which is a cumulative total of 122.5km. Parts B (iii & iv) were further divided into 15 construction packages based on length, value and complexity of works, and is being undertaken by local contractors sub-contracted by CHEC.

In 2021, work was ongoing on the first five priority packages (Tranche 1) under Parts B (iii & iv), with percentage completions as follows:

•	Package 4. Morant River Bridge to Prospect (8.95 km), 60%;

•	Package 8. Hordley to Long Road (4.16 km), 70%;

•	Package 10. Manchioneal to Fair Prospect (8.80 km), 70%;

•	Package 14. Morant Bay to Georgia (14.70 km), 61%; and

•	Package 15. Georgia to Cedar Valley (11.74 km), 65%.

During 2021, a total of J$30.3 billion was expended by the NWA on road infrastructure developments including MIDP, SCHIP (Part B); and other Government road rehabilitation projects.

Work was also undertaken on the five packages under Tranche 2, with completion as follows:

•	Package 1. Yallahs Bridge to Louden Hill, 22%;

•	Package 2. Louden Hill (Salt Pond) to Pomfret, 21%;

•	Package 3. Pomfret to Morant River Bridge, 16%;

•	Package 12. Boston Area to Drapers, 26%; and

•	Package 13. Drapers to Port Antonio, 11%.

Under the Rural Road Rehabilitation Project II, the work in Package 1 (Agualta Vale to Broadgate) is 96 % complete and accordingly is practically deemed to have reached substantial completion. There has been no significant impact to the progress of works due to the COVID-19 Pandemic. However, the contractor implemented health and safety measures, as recommended by the Ministry of Health and Wellness, to include sanitization stations and physical distancing.

With regard to MIDP, the program was substantially completed at year-end. Work done included remedial or close out work on properties that were affected due to the work activities carried out during the projects. The objective was to rectify or restore impacted properties to the state they were before construction on the projects. These included restoring access to properties where the driveways or parking lots were claimed for the project, restoration of side roads, sidewalks, drains and retaining walls. In addition, apparent defects were also addressed by the contractor.

Other Transportation Infrastructure

Jamaica divested the Sangster International Airport in 2003 and upgrading work was completed in April 2009. Under the Sangster International Airport Capital Development Programme, a runway extension and shoreline protection project is being implemented, at a cost of J$10.3 billion and is funded through the Airport Improvement Fee (AIF). The status of three components of the five-component 30-month project, which commenced in January 2020 are as follows:

•	Component 1: relocation/re-alignment of public road (Kent Avenue) and Utilities: Enabling Works – 71% complete;

•	Component 3: relocate thresholds and navigational aids (Airfield Works) – 30% complete; and

•	Component 4: taxiway ‘E’ expansion and jet blast screen (Airfield Works) – 80% complete.

Airport expansion work associated with the SIA Master Plan Development Programme was hampered by the COVID-19 pandemic, resulting in the deferment of some aspects. However, work progressed on others and were at varying stages of completion. Two new fire trucks costing J$25.0 million were procured and commissioned and there was the upgrading of the baggage handling system at a cost of J$488.0 million. Work was ongoing on the check-in hall eastern ticketing expansion (99% complete), retail expansion of gates 7 and 8 (75% complete) and a solar power plant (95% complete).

The three-phased (Phase 1A, 1B and 2) Capital Development Programme for the Norman Manley International Airport (“NMIA”) commenced in 2003. In March 2012, Phase 1A of the NMIA improvement was completed. Work continued, during 2021, on Phase 1B and 2A of NMIA’s CDP and at the end FY 2021/22 some activities and status were as follows:

•	as of December 2021, the 4kv to 24kv substation upgrade was procured and is on site for installation;

•	the rehabilitation of the roof, the cargo logistic centre and the defects liability period are complete, awaiting the issuance of the defects liability certificate; and

•	the procurement and installation of 2MVA generator and accessories and the defects liability period is completed, awaiting the issuance of the defects liability certificate.

These activities undertaken under Phase 1B and 2 A of the program, will complement the infrastructure work completed in March 2012 under Phase 1A, which included a new departure terminal; a new two-level pier, fitted with jet-loading bridges; upgrades to the arrivals terminal, car park and roadway; IT systems, operations, safety and security equipment upgrades and electrical distribution systems upgrades.

The Government identified a private operator for the Norman Manley International Airport in Kingston (“NMIA”) to complete the modernization and expansion of the airport facilities. Following on activities of 2017, Grupo Aeroportuario del Paficio, S.A.B de C.V (“GAP”) was announced as the preferred bidder for the NMIA. Subsequently, a concession agreement was signed in October 2018 between the Airports Authority of Jamaica (“AAJ”) and PAC Kingston Airport Limited (“PAC”), the special purpose vehicle established by GAP to operate NMIA. As articulated in the provisions of the request for proposal, GAP had twelve months to effect takeover.

Accordingly, the transfer of the operation of the NMIA to GAP took place in October 2019. Subsequently, meetings continued between the owner and the concessionaire—Airports Authority of Jamaica and GAP—to track the level of completion of the various conditions precedent, detailed in the Concession Agreement. In addition, other preparatory activities such as the recruitment, transferring and training of employees to be engaged by PAC Kingston Airport Limited (“PACKAL”), as well as asset verification, to confirm the list of assets (fixed and movable) to be transferred to PACKAL, were on-going.

With regard to Ian Fleming International Airport in St. Mary, upgrading activities were completed under the Phase 2 of the project regarding infrastructure work being undertaken at IFIA. Activities on Phase 2 involved:

•	construction of a new quarantine/isolation facility to mitigate against the spread of COVID-19;

•	acquisition of the Caribbean Aviation Training Centre Building/Hangar to build out offices for airport stakeholders;

•	widening the runway and lighting works to accommodate Code C aircraft completed; and

•	commencement of the construction of a police post.

ODPEM National Disaster Work Program

Under Vision 2030 Jamaica, the Government has prioritized Hazard Risk Reduction and Adaptation to Climate Change as a key strategic priority to achieving economic growth and job creation, which is one of its strategic pillars in achieving Vision 2030 Jamaica under goal 4, outcome 14. The Office of Disaster Preparedness and Emergency Management (“ODPEM”), a statutory body, is the national organization responsible for coordinating disaster and emergency activities to reduce the impact of hazards on the environment and the Jamaican population. With legislative support from the Disaster Risk Management Act of 2015 (the “DRM Act”) and formerly the Disaster Preparedness and Emergency Management Act of June 1993, the ODPEM utilizes a collaborative multi-agency approach to create a culture of disaster preparedness with some focus on emergency response and management.

Based on its mandate, ODPEM has crafted its strategic business plan around two main polices: (1) the Disaster Risk Management and Regulatory Framework and (2) an institutional strengthening policy to enhance capacity. Around these two policies are nine program areas (National Readiness, Public Awareness and Education, Hazard Risk and Vulnerability, Project Development and Technical Cooperation, Response and Recovery Coordination, Building Disaster Resilient Communities, Human Resource and Capability, Information, Communication and Technology and Internal Administrative Processes Programmes) that encompass all of the projects and initiatives within ODPEM.

A key feature of ODPEM is to strengthen the current national emergency telecommunications network, in partnership with the Government of Japan, through the Japan International Cooperation Agency. Developed through a strategic partnership with the Caribbean Disaster Emergency Management Agency, ODPEM has continued the National Disaster Risk Management Volunteer Program, a project that began with 150 trained volunteers across the island.

Jamaica’s national readiness and response program is anchored on priority number four of the Sendai Framework, which states inter alia: “Enhancing disaster preparedness for effective response.” This implies an integrated relationship between the preparedness and response processes.

Jamaica’s is seeking to strengthen its response and recovery capability through the response coordination mechanism as part of the ODPEM’s response and recovery program. A draft response coordination plan was developed in 2021 and the standard operating procedures (“SOPs”) for the National Emergency Operations Centre have also been upgraded to complement the new response coordination plan. The plan was completed under a consultancy funded by the IDB. A recovery framework guidance document was produced in 2022 with the assistance of the Caribbean Disaster Emergency Management Agency (“CDEMA”).

The National Disaster Response Coordination Plan outlines the coordination mechanism and functions to be undertaken to ensure a coherent response. It plays a complementary role to the National Disaster Risk Management Plan and does not replace plans and SOPs required for managing responses to particular threats. Part 1 of the plan sets out mechanisms which will activate the plan and the levels of operations which address the type and magnitude of the emergency. It also describes the plan’s scope, purpose, objectives, assumptions, authority and institutional framework. The concept of operations detailing how the response is organized and how it will unfold as well as the procedures for de-activating the plan are also treated. Part 2 of the plan outlines its SOPs while stating the activities to be undertaken by actors that have coordination responsibilities under the plan. There are two key groups mentioned in the plan namely the Emergency Support Group (overarching lead for coordination) and the Emergency Functions (leads) for the hazard specific emergency. Part 3 comprises of annexes which contain supporting plans such as functional and hazard specific plans, National Emergency Operations Centre (“NEOC”) SOPs and response plans of lead agencies. Whenever the national response plan is activated the NEOC is also activated.

Another strategic priority is the Shelters and Shelter Management Programme which is implemented across the island. This includes the annual or biannual inspection of shelters, the effective manning and operation of official shelters across the island and a public awareness campaign about shelter operations, expectations and expected behavior. In addition, the program caters to the welfare and rehabilitation of shelter occupants while training and developing shelter managers. A Covid-19 shelter management guideline has also been developed to support the management of emergency shelters.

For FY 2022/23, the ODPEM has sought to develop a shelter app which will further enhance the use of information and communication technologies, especially to support the multi-agency shelter inspection process. The app will be fully rolled out in FY 2023/24. Five facilities were retrofitted in FY 2021/22 with the assistance of the Digicel Foundation to retrofit the facilities to accommodate persons with disabilities. This included the erection of signage, ramps and water closets with supporting bars. In FY 2021/22, gender considerations have also been incorporated into the training curriculum with the assistance of the Planning Institute of Jamaica’s implementation of the Adaptation Fund Programme. Gender mainstreaming is an area in which the ODPEM will need to provide added focus in the future as the Government strengthens the Shelter Management Programme.

Tsunami Readiness Pilot Recognition Programme:

The ODPEM has received the coveted accreditation as tsunami ready as of February this year under the Tsunami Readiness Pilot Recognition Technical Cooperation through the Intergovernmental Coordination Group (“ICG”), which is a subsidiary body of the Intergovernmental Oceanic Commission (“IOC”) of the United Nations Education, Scientific and Cultural Organization (“UNESCO”). This included the preparation and validation of the evacuation map for the Old Harbor Bay Community which is now accredited as Tsunami Ready, the finalization of the National Tsunami Plan and SOPs, a parish template and SOPs and a response plan for the Old Harbor Bay community.

The project also saw the signing off or endorsement of the initiative by the convening of the National Tsunami Recognition Board, the Installation of Tsunami Signage in Old Harbor Bay, the production of a promotional video and the outfitting of the Community Emergency Response Teams for the Old Harbor Bay community. Internal reviews of the National Tsunami Plan and SOPs as well as final sign off was conducted by the relevant Committees of the National Disaster Risk Management Council. The project saw ODPEM’s submission of all plans, SOPs and final reports on the final products of the recognition deliverables to the UNESCO, IOC, ICG, the Caribbean Tsunami Information Centre (“CTIC”) and the US National Oceanographic and Atmospheric Administration International Tsunami Information Center/Caribbean Office (“ITIC/CAR”).

The second tsunami ready initiative in Jamaica is being carried out in Port Maria, St. Mary. The project will run from January to October 2022, and is donor funded by the Norwegian Agency for Development Cooperation through the CTIC.

In seeking to build a safer ocean and strengthen the capacities of early warning and response for tsunamis in the Caribbean, the overall objective is to build resilience through emphasis on coordination, hazard assessment, warning communication, preparedness, response and resilience at regional, national and community levels.

The actions of the project will be implemented based on a risk analysis as they strengthen response capacities at regional, national and local levels. Resilience is built by ensuring participation of different actors at the community level, namely through;

•	participatory mapping exercises to define exposure and vulnerability;

•	community-based simulation exercises;

•	improved response skills of different groups including women, children, youth, adults and seniors;

•	enhanced links between the scientific community and disaster practitioners; and

•	advocacy efforts and lessons learned (e.g. Tsunami Ready Recognition Programme) to raise awareness on the need to ensure sustainability of actions in the long term.

Actors at the national level include National Disaster Management Offices, first responders and other members of the National Emergency Management System such as the national tsunami warning focal points, national tsunami warning centers (including meteorological offices), national tsunami contacts, tsunami advisors, Ministries of Education, Ministries of Tourism, among others. Local actors include district and community emergency organizations, community emergency response teams and local businesses.

Supporting partners include the CDEMA coordinating unit, the Seismic Research Centre of the University of the West Indies, St. Augustine, the ITIC/CAR, community organizations, institutions and businesses such as schools, clinics, municipal centers, churches, hotels, banks, shops and the general public.

National Vulnerability Ranking Index (NVRI)

The vulnerability ranking methodology was first developed by the ODPEM in 2009 which was used to rank the vulnerability of communities. The primary limitations of the methodology were the lack of data and an inadequate number of indicators used to measure community vulnerability. In 2018, the ODPEM, in partnership with the Resilient Islands Project and the Jamaica Red Cross, facilitated the update of the existing vulnerability ranking methodology into a Vulnerability Ranking Index (“VRI”) which was created in 2019. The 2019 version of the VRI tool had a total of 46 indicators and was used to rank and prioritize eight vulnerable coastal communities for the Resilient Islands Project.

The ODPEM recognized the need to re-scope the existing VRI into a National Vulnerability Ranking Index (“NVRI”), which will include additional indicators for addressing multi-hazard vulnerability across sectors and communities including public health issues surrounding pandemics. The continued response to the COVID-19 pandemic has exposed vulnerabilities not previously considered. Updates to the tool will allow for a wider cross section of indicators to determine community and sector vulnerability to multi-hazards. The revised VRI tool functions as a national tool that can be accessed at varied levels by key stakeholders and the public.

The updated NVRI tool is expected to benefit a wide cross section of stakeholders and allow for a more comprehensive methodology in identifying and ranking vulnerability to multiple hazards in Jamaica. The use of the NVRI tool will fulfill the need to employ scientific research methodologies to facilitate the evidence-based information used to direct DRR interventions and promote policy changes at sector and national levels towards building national resilience.

The NVRI database and tool will form part of a long-term solution for positioning the ODPEM and key stakeholders in producing credible information for targeted DRR and CCA interventions in vulnerable communities. The results of the tool will allow for better coordination and allocation of resources to support national disaster response and recovery. The revised tool will have a geospatial component that will allow persons to map and visualize community vulnerability. It will also include features of recommended solutions for addressing community and sector vulnerability depending on the rank calculated by the NVRI tool. Target areas that will be strengthened by use of the NVRI tool include:

•	building disaster resilience;

•	informing DRR initiatives;

•	informing and directing project interventions and policy;

•	strengthening capacity building;

•	improving data sharing;

•	prioritizing vulnerable communities for intervention;

•	promoting reduction of sector vulnerability;

•	strengthening urban and regional planning and zoning;

•	enhancing long-term vulnerability analyses; and

•	support data collection for Hazard Vulnerability Assessments.

Mining and Quarrying

The mining and quarrying sector of the Jamaican economy, dominated by the bauxite and alumina industry, is the country’s largest merchandise export sector.

Total bauxite production decreased by approximately 21.2% in 2021 to approximately 5.9 million tonnes when compared with the 7.5 million tonnes produced in 2020. The main reason for the decline was the suspension of operations at the Jamalco refinery due to extensive damage of its powerhouse from a fire in August 2021. Local alumina production decreased by 28.5% to 1.2 million tonnes, and exports decreased by 26.6% to 1.2 million tonnes. Crude bauxite exports decreased by 14.9% relative to 2020. Approximately 2.6 million tonnes were exported in 2021, compared to 3.1 million tonnes in 2020.

Despite an increase in alumina prices, reduced bauxite and alumina exports led to total gross earnings in the industry decrease of 10.8% to US$470.7 million in 2021 from US$527.6 million in 2020. Earnings from alumina exports decreased by 9.1% to US$398.9 million in 2021 down from the US$438.9 million earned in 2020. Meanwhile, earnings from crude bauxite exports decreased by 18.9% to US$71.8 million in 2021, down from US$88.61 million recorded in 2020. A reduction in the crude bauxite export price also contributed to the earnings decline.

Alumina production in the local sector was 103,468 tonnes in the first quarter of 2022, which represents a significant decrease of 74.3% from 402,653 tonnes produced in the same period of 2021. Crude bauxite production totaled 640,740 tonnes in the first quarter of 2022, representing a slight decrease of 2.9% compared to the 659,598 tonnes produced in the corresponding period of 2021. Similarly, alumina exports in the first quarter of 2022 fell sharply by 74.7% to 86,380 tonnes relative to the 342,020 tonnes exported in the same period of 2021. Meanwhile, crude bauxite exports totaled 622,141 tonnes, which translated to a decrease of 2.6% relative to the 638,595 tonnes exported over the same period of 2021.

The world aluminum industry experienced significant price increases in part due to the global pandemic. In 2021, the London Metal Exchange three-month (“LME 3Mth”) aluminum price increased by 43.7% to roughly US$2,484 per tonne relative to 2020. During the three-month period ended March 31, 2022, the LME 3-Mth aluminum price averaged US$3,255 per tonne, which was roughly a 55% rise in comparison to the identical period of 2021, when prices averaged US$2,101 per tonne. The increase reflected a combination of factors including an uptick in metal demand due to the recovery of the global economy from the pandemic and supply related risks in China, which sparked a surge in speculative activity. However, prices were largely driven in the quarter by the Russia-Ukraine conflict. Australia, for example, banned alumina and aluminum ore exports to Russia, possibly reducing Russian aluminum supplies to the rest of the world. Fears of additional sanctions, notably those on Russia’s UC Rusal, one of the world’s major aluminum producers, remain a trigger for further price increases.

Meanwhile, the alumina CRU Atlantic Basis Price in 2021 rose by 33.9% to US$354.87 per tonne vis-a-vis 2020. For the first quarter of 2022, the CRU Atlantic Basis Price averaged US$433.7 per tonne, reflecting a 44.2% increase from the US$300.72 per tonne registered over the same quarter of 2021.

Jamaica believes that it has mineable bauxite reserves sufficient to last approximately forty years under current mining practices and market demand expectations. This estimate of reserves is based on a range of technological and economic factors, and is subject to revision from time to time. The cost of exploiting mineable reserves can vary significantly depending on such factors as the location and mineralogical character of the reserves and technological progress in the industry.

Currently, the Government has significant ownership interest in Jamalco and Noranda Jamaica Bauxite Partners, alumina and bauxite producers respectively. The other significant alumina producers (Windalco-Ewarton and Alpart) are privately owned. In September 2019, the JISCO-Alpart refinery suspended its operations to undertake modernization activities. The refinery remains closed in 2021.

The mining and quarrying sector will require a significant amount of capital investment in the near future as it carries out plans to transition its energy base away from oil and coal into natural gas and other clean energy sources in an effort to reduce overall costs and strengthen global competitiveness. Under the recent development in the United States, which permits the sale of natural gas to non-NAFTA (North American Free Trade Agreement) countries, an opportunity arose to consider a natural gas solution. In this context, Jamalco and New Fortress developed a proposal for a natural gas solution whereby New Fortress Energy:

•

financed, constructed, and commissioned into operation a natural gas-fired steam and electric generating facility utilizing gas turbines and heat recovery steam generators located adjacent to the Jamalco refinery facility in Clarendon, Jamaica, on Jamalco’s land. The objective is to supply to the Jamaica Public Service Grid approximately 94MW of power and to the powerhouse owned and operated by Jamalco, consisting of four heavy fuel oil fired boilers and three steam turbine generators (the “Jamalco Power Station”) approximately 300Kpph of steam; and

•

jointly with Jamalco, modified two of Jamalco’s oil fired boilers with combined capacity of approximately 400Kpph such that they are dual fired and capable of using heavy fuel oil and natural gas. During the first quarter of 2020, the project became a reality with the commissioning of the natural gas-fired steam and electric generating facility adjacent to the Jamalco refinery.

The Government of Jamaica, since December 1, 2014, wholly owns Clarendon Alumina Production (“CAP”), which holds a 45% undivided interest as a co-tenant in common in the assets of Jamalco, a joint venture with Noble Resources Limited, now the Noble Group Holdings Limited (the “Noble Group”). Alcoa Inc. previously owned 55% of the Noble Group. The business of the joint venture consists of an integrated alumina production and export network comprised of bauxite mining operations, an alumina refinery, a power plant, a rail transport system and a port with docking and loading facilities.

On June 17, 2013, CAP and the Noble Group entered into an alumina sales agreement, pursuant to which CAP agreed to supply, sell and deliver not less than 3.4 and up to 6.1 million tonnes of alumina to the Noble Group over a 12-year period. In consideration, the Noble Group made available a US$120.0 million secured prepayment facility to CAP. A condition subsequent to this facility was the successful completion of a consent solicitation and an exchange offer of notes issued by CAP and guaranteed by Jamaica for notes issued by Jamaica. This exchange offer was completed successfully in September 2013. See “Public Sector Indebtedness—External Debt.” Additionally, the Noble Group has a security interest over CAP’s 45% interest in the Jamalco joint venture. All funds disbursed under the facility must be repaid in full by June 30, 2025. Until all funds disbursed under the prepayment facility are repaid, CAP grants the Noble Group an option to purchase at market value all or part of CAP’s interest in Jamalco, as well as the right to appoint a Noble Group representative to the executive committee of Jamalco. In October 2014, the Noble Group acquired a 55% undivided interest of Alcoa Inc. in Jamalco.

In or around 2015, both the Noble Group and CAP agreed that the current arrangement governing the management of the Jamalco refinery was suboptimal, particularly for the Government. Thus discussions began surrounding the incorporation of the Jamalco entity into a public limited liability company. The Government and Noble Group would retain its shareholdings in the incorporated entity in the same 45% to 55% ratio. Since that time, various agreements have been drafted and have undergone a first review by the Attorney General’s Chambers to ensure that the new arrangement will benefit the Government of Jamaica. Further, a debt repayment agreement was drafted to facilitate the repayment of the loan which was taken from Noble. The execution of this agreement would allow for the Government through CAP to cancel the pre-payment facility agreement previously entered and renegotiate the alumina sale agreement. In September 2020, the board of directors of CAP approved the execution of the debt repayment agreement and entering into a marketing agreement as well as a working capital agreement.

Thus, the loan which was owed to Noble Group has now been fully repaid and CAP has now entered into a new arrangement whereby Noble Group will act as the marketing and sales agent of CAP’s 45% allotment of alumina. While this portion has been completed, all parties continue to work on having the incorporation aspect completed. The agreement for restructuring and the agreement for transfer of properties are complete and are under review by the Ministry of Finance and the Public Service and the Ministry of Transport and Mining.

The following table shows the production, exports, prices and earnings of the bauxite and alumina sector for the five years ended December 31, 2021:

Jamaica Bauxite and Alumina Sector

	2017	2018	2019	2020	2021(5)	% Change 2021 vs. 2020
Bauxite
Production (tonnes)	8,244,628	10,058,228	9,022,286	7,546,139	5,962,351	20.99
Exports (tonnes)	3,340,449	3,339,221	3,035,758	3,061,452	2,603,944	14.94
Prices (US$ per tonne)(2)	25.03	30.03	31.61	28.95	27.59	4.70
Gross Earnings (US$ in thousands)(3)	83.6	100.3	96.0	88.6	71.8	18.96
Alumina
Production (tonnes)	1,782,373	2,483,572	2,172,972	1,620,943	1,158,452	28.53
Exports (tonnes) (1)	1,743,063	2,571,038	2,211,956	1,654,147	1,214.102	26.60
Prices (US$ per tonne)(2)	337.23	442.92	324.84	265.38	328.55	23.80
Gross Earnings (US$ in thousands)(3)	587.8	1,122.1	718,532	438,984	398,899	9.13

Total Gross Earnings (US$ in thousands)	671.4	1,222.4	814,477	527,598	$470,729	10.78

Source: Economics and Projects Division, JBI

(1)	The term exports is equivalent to sales. Included in sales is hydrate.
(2)	Average price received.
(3)

For the calculation of the Gross Earnings line items in the table above, the unit price is multiplied by the volume of exports, be it bauxite or alumina. The resulting gross bauxite earnings and gross alumina earnings figures are then summed to give total gross earnings.

(4)	Revised.
(5)	Provisional.

Local Outlook - Impact of COVID-19 and the Russian-Ukraine Conflict on Mining and Quarrying

To date, COVID-19 has had no direct impact on the output of bauxite or alumina in Jamaica. The year 2022 began on a less than optimistic note with the alumina industry operating at low levels of capacity. However, the prospects should improve with the projected partial reopening of the Jamalco refinery in June 2022. The refinery stopped operations in 2021 after a major fire in August 2021, extensively damaged the power plant. It is anticipated that the refinery will return to pre-fire production levels in September of this year.

The sector may face new challenges from developments in the global macro environment. These include rising input commodity prices, logistical challenges and restricted markets. Also, due to the ongoing Russian invasion of Ukraine, there exists a high level of uncertainty and fear regarding the short and long term impacts that the sanctions placed on Russia, Russian companies and Oligarchs, may have on UC Rusal operations, including Windalco.

The escalating prices of input raw materials energy and caustic soda will also see increases in production costs for bauxite and alumina. Nonetheless, higher bauxite, alumina and aluminum prices may offset some of the negatives of these production expenses. Against this background, as well as the situation with Jamalco and uncertainty surrounding the reopening of the Alpart refinery, total bauxite production is projected to total to roughly 6.5 million MT in 2022. Additionally, assuming moderate improvements in bauxite and alumina prices in 2022 from 2021 levels, then the value of total crude bauxite and alumina exports is estimated at US$507.0 million.

Manufacturing

The manufacturing industry increased by 3.0% in Real Value Added (“RVA”) in 2021, following a decline of 5.4% in 2020. The increase in RVA in 2021 was due to the improved performance of the other manufacturing sub-industry, which increased 2.7% and the food, beverages and tobacco sub-industry, which increased by 3.1%. The stimulatory effects of the ease in measures to contain the spread of COVID-19 locally and globally helped drive demand. On the supply side, improvements in production operations and improved capacity utilization facilitated the greater out-turn.

The growth of 2.7% for the food, beverages and tobacco sub-industry was driven by increased production of poultry meat, edible oils, edible fats, dairy products, rum and alcohol and carbonated beverages. The increase in RVA in the other manufacturing sub-industry resulted from growth in chemicals and chemical products, rubber and plastic products and non-metallic minerals. Higher production of fertilizer, aluminum sulfate and salt drove the increased output for chemicals and chemical products. Non-metallic minerals performance resulted from the increase in cement and clinker production. Other plastic products was the source of the increase for rubber & plastic products. However, the output of petroleum products contracted.

Further supporting the growth in RVA was an increase in employment overall and within the industry. There was an average of 1,633 more persons employed in the manufacturing industry during 2021 compared to 2020. The number of persons employed in the industry increased by 767 males, to 51,100 males and by 867 females to 23,333. The manufacturing industry’s share of the employed labor force remained relatively unchanged at 6.1% of the employed labor force. Male employment continues to account for the majority of those employed in the manufacturing industry at 68.7%.

The Ministry of Industry, Investment and Commerce remains committed to monitoring and guiding the growth of the manufacturing sector in Jamaica. Contribution to GDP has consistently averaged approximately 8.5%. Manufacturing was significantly impacted by supply shocks due to the COVID-19 pandemic. The effect was compounded by unpredictable lockdown and curfew measures aimed at preventing local spread, which resulted in a loss of productivity especially for labor-intensive activities like manufacturing. The Vision 2030 Jamaica national development plan continued to provide the strategic roadmap for the Ministry’s policies and programs during 2021. The Micro, Small & Medium Enterprise (“MSMEs”) and Entrepreneurship Policy (2018) also provided policy context given its focus on addressing several cross-cutting development issues such as financing and business development support for small business, which includes actors in the manufacturing sector.

Agriculture, Forestry and Fishing

Real GDP for the agriculture, forestry and fishing sector rose by 8.3% and this sector accounted for 8.0% of GDP in 2021. The increase in the industry in 2021 was primarily due to:

•	the continuation of measures implemented by the Government to improve output;

•	the increase in demand associated with the gradual relaxation of measures implemented to slow the spread of COVID-19;

•	the reopening of the hotel industry;

•	the increase in hectares reaped; and

•	favorable weather conditions.

During 2021, the Government continued work under the Production Incentive Programme (“PIP”), which was reorganized to facilitate the speedy recovery of the agricultural sector, due to the impact of the pandemic and tropical storms Zeta and Eta in October and November 2020. The Ministry’s activities continued to be guided by overarching policy framework of Vision 2030 Jamaica and the strategies and actions outlined in the Medium Term Socio-Economic Policy Framework (“MTF”), 2018–2021. Accordingly, the Ministry, driven by its sustainable economic growth and job creation objective continued the implementation of priority medium term strategies intended to:

•	optimize the production and productivity of key local produce and products towards targeted markets with special focus on youth in agriculture;

•	increase access of select local industries to emerging and existing markets within a framework of beneficial inclusion of youth, women and micro-enterprises;

•	build climate-resilient agriculture, fisheries, manufacturing and services sectors;

•	strengthen agricultural health and food safety systems; and

•	strengthen the capacity of the Ministry and entities to efficiently and effectively implement policies, programs and projects.

Associated with the reconfigured PIP several priority initiatives were pursued to include, a buy-back program and the provision of funding support to several farmers to combat the negative impact of the pandemic and the adverse weather conditions.

During 2020, work continued under Component 1 of the Agricultural Competitiveness Programme Bridging Project (ACPBP) and the Essex Valley Agricultural Development Project (EVADP).

Since 1997, Jamaica has undertaken several initiatives to improve productivity and product quality while lowering production costs in the sugar and banana industries. In November 1997, Jamaica commenced a program to provide support to the local sugar industry following decades of financial losses in the industry. The critical points of the strategy are:

•	promotion of a sustainable private-sector led sugar cane industry;

•	promotion of a diversified industry having as its major outputs raw sugar, molasses, ethanol and bagasse, a by-product used in the production of electricity;

•	strengthening of the economy and social infrastructure of sugar-dependent areas; and

•	divestment of the publicly owned sugar estates, which annually generate over 70% of sugar production.

With respect to the banana industry, Jamaica participates in two externally supported projects that began in 1996: the United Kingdom/Northern Ireland/Jamaica Government project, aimed at reducing rejection due to peel scarring, and a European Union (“EU”) project, aimed at improving the competitiveness of the banana industry. Effective January 1, 2006, the European Union adopted a new “tariff-only” regime for bananas from countries that enjoy most favored nation status. The new regime also retains a duty-free annual quota for bananas originating in the ACP so there has been no effect yet on Jamaica’s exports of bananas to the European Union. See “Jamaica—International Relationships—ACP/European Union Cotonou Partnership Agreement.” Companies in the banana industry in Jamaica are also making efforts to increase competitiveness by diversifying and improving productivity. New products developed include banana-based drinks, banana flour and cereal products. Efforts to improve productivity include eliminating redundant labor and reducing real labor costs through lower wage settlements. See “—The Jamaican Economy—Employment and Labor.”

The effects of Hurricane Dean, which occurred in August 2007, are still affecting banana exports, since it destroyed approximately 85% of the then-existing crop, leading to a cessation of banana exports. Banana exports resumed in August 2008, but were again halted by Tropical Storm Gustav, which destroyed approximately 80% of the then-existing crop. Banana exports were further affected by damage caused by Hurricane Sandy in 2012. These weather-related shocks led Jamaica’s largest exporter, Jamaica Producers, which accounted for 80% of banana exports, to cease exports from Jamaica. However, the demand for Jamaican banana in the UK and Jamaican diaspora remains strong. A production expansion program was therefore developed by the Ministry of Agriculture to satisfy the demand for both local and export markets.

The quantity of bananas produced in Jamaica was estimated at 64,731 tonnes in 2021 compared to 62,256 tonnes in 2020. In 2021, the value of the fruit exported was US$689,000 compared with export value of US$726,000 in 2020.

The Government divested the remaining three publicly owned sugar factories in 2010 and has continued the implementation of the Jamaica country strategy for the “Adaptation of the Sugar Industry: 2006-2020 (adopted in 2006 and revised in 2009) (the “Sugar Adaptation Strategy”). The key objective of this policy is the development of a sustainable private-sector led sugar cane industry and to strengthen economic diversification, social resilience and environmental sustainability within the sugar-dependent areas. In support of the implementation of the Sugar Adaptation Strategy, the EU agreed to provide financial assistance in the amount of €146.6 million to the Government over the 2006 to 2013 period, under the Accompanying Measures for Sugar Protocol Countries. In 2009, the EU disbursed €6.1 million to the Government and the amounts disbursed in 2010 and 2011 were €2.7 million and €6.9 million respectively. While there was no disbursement in 2012, disbursements in 2013 to 2015 totaled €58.3 million. In 2016, the European Union disbursed €6.5 million. There were no disbursements in 2017. A final disbursement of €15.0 million was made in 2018.

The Government is committed to partnering with the private sector for the establishment of nine Agro Parks to stabilize the agricultural supply chain, deepen inter-industry links, increase competitive import substitution and activate unutilized rural land and labor. The primary objective of this project, which began in 2012, is to facilitate the expansion of the productive capacity of the agricultural sector. This is to be achieved through the building of infrastructure to support investments in the production of selected crops directed towards import substitution and replacement as well as the provision of raw materials for agro-processing and non-traditional exports. The parks, funded in the amount of J$285 million, are to be complemented by improved inputs, including irrigation, transport infrastructure and technical services. A total of nine Agro Parks were established at the end of 2014, with agricultural production of a wide range of domestic crops, including vegetables, condiments, fruits and tubers. They are located at Plantain Garden River, St. Thomas; Yallahs, St. Thomas; Amity Hall, St. Catherine; Hill Run, St. Catherine; Ebony Park, Clarendon, New Forest/Duff House; St. Elizabeth/Manchester; Meylersfield, Westmoreland; and Sweet River Multispecies Abattoir, Westmoreland.

The following table shows the production of selected agricultural products for the five years ended December 31, 2021:

Production of Selected Agriculture Products

	2017		2018		2019		2020		2021

	(in tonnes)
Sugar cane	1,131,200		1,028,400		744,200		519,100	(1)	499 200
Yams	144,319		148,675		165,047		165,169		185 637
Bananas	64,815		66,381		63,653		62,256		64 731.7
Potatoes	59,144		61,594		58,905		64,657		74 236.0
Citrus	72,990		70,758		72,713		n/a		n/a
Coffee	7,461	(1)	4,878	(1)	6,701	(1)	6,202	(1)	7,848
Cocoa	305		235		367		268		311

(1)	Revised.

Source: Planning Institute of Jamaica.

Construction

Real GDP for the construction industry increased by 9.1% in 2021 as compared to 2020. Real GDP for the industry accounted for 8.3% of total real GDP. The expansion of the industry was a result of increased activities in the building construction category as well as in other construction categories. The increase in building construction was a reflection of increased activities associated with residential buildings, hotels, and commercial office space, while other construction increased due to the expansion in civil engineering activity related to work on the South Coast Highway Improvement Project.

Transportation, Storage and Communication

Real GDP for the transport, storage and communication industry increased by 5.3% in 2021, a rebound, given the negative impact of the COVID-19 pandemic on the economy in 2020. This was primarily due to improved performance in the transport and storage subgroup and the communications sub-group. Improved performance in the transport and storage subgroup was due to higher passenger traffic at the island’s international airports and an increase in domestic cargo volume at the seaports. Improved performance in the communications sub-group was due to an uptick in the usage of telecommunication services. There was a 51.7% increase in the number of passengers who travelled through the island’s international airports, moving from 2,251,932 in 2020 to 3,415,770 in 2021.

Impact of COVID-19 on Transportation, Storage and Communication

For the period January–March 2022, the transport, storage and communication industry grew by 5.8%, reflecting improvement in both sub-industries. This was supported by increases in passenger traffic at the island’s international airports and cargo volume at the island’s seaports. Contributing to this out-turn was the easing of measures implemented to curb the spread of the COVID-19 virus. In March 2020, several countries, including Jamaica, took the approach to temporarily close their borders, which included air and sea ports.

The closure of the borders in 2020 resulted in lower output in the industry, stemming from a decrease in both air and maritime transport. Air transportation was initially affected by a temporary closure of incoming flights, followed by scaled down incoming flights for Jamaican residents only, then eventually resuming to full flight travel. Maritime transportation was impacted by the cancellation of cruises and other sea travel. Regarding land transport, curfews, work from home arrangements and stay-at-home measures which were implemented to stop the spread of the virus, resulted in a decline in transportation. Less passengers have traveled on the roads since COVID-19.

Privatization

Jamaica’s privatization program commenced in the early 1980s with the divestment of public services. Larger sales have included interests in the hotel sector, the National Commercial Bank, Telecommunications of Jamaica Limited, Air Jamaica Limited, Petrojam Limited and the Caribbean Cement Company Limited. Jamaica has continued its program of privatization by divesting 80% of its interest in the power and energy company, Jamaica Public Service Company Limited, in 2001.

In connection with the privatization of Air Jamaica Limited in 1994, the Government retained ownership for its own account of 25% of the airline’s ordinary shares and ownership of an additional 5% of its ordinary shares, which the Government was contractually obligated to contribute to an employee share ownership plan. During the period of privatization, the Government provided US$169 million in loans and assistance to the airline. In December 2004, Jamaica purchased the remaining 75% of the ordinary shares for US$1.00 and converted approximately US$395 million, the total liabilities of Air Jamaica owed to the Government, into ordinary shares.

In FY 2007/08, the decision was made to re-privatize the national carrier Air Jamaica Limited. To this end, the Government sought a divestment that achieved certain strategic objectives. On May 1, 2010, the Government entered into an agreement with Caribbean Airlines pursuant to which Caribbean Airlines obtained the routes of Air Jamaica and agreed to provide sustainable airlift to Jamaica. In return, the Government acquired a 16% equity interest in Caribbean Airlines valued at US$28.5 million. The Government remains the owner of the remaining assets and liabilities of Air Jamaica Limited. Under an agreement, Caribbean Airlines has leased some of these assets from Air Jamaica Limited. The Government continues to service the long-term loans.

Jamaica re-privatized the government-owned assets of the sugar cane industry in August 2011. A sugar cane negotiating team was appointed to oversee the divestment process by the Ministry of Agriculture and Cabinet. In July 2009, the team concluded the divestment of three of the six sugar estates—St. Thomas/Duckenfield, Long Pond and Hampden—for an aggregate sale price (for the factories) of US$2.0 million. The associated sugar cane lands were divested through 50-year leases. In July 2010, the Government signed an agreement with Complant International Sugar Industry Co. Limited, a Chinese firm, for the sale of the Monymusk, Frome and Bernard Lodge sugar factories for US$9.0 million and the lease of associated farmlands of the Sugar Company of Jamaica Holdings. The lease rate for Complant International Sugar Industry Co. Limited is US$35/hectare/annum. Under the agreement, the firm was committed to invest approximately US$127.0 million, from 2011 to 2013, on modernizing the factories.

During FY 2010/11, Jamaica privatized lands at Montpelier, St. James, and land and buildings at Ariguanabo. In January 2010, the sale of 525 acres of the Montpelier Citrus Company Limited lands was approved by the Cabinet. The land was sold for J$52.0 million to Ramble Enterprises Limited, a local company engaged in dairy farming. In February and December 2010, a total of 24.2 acres of the Cotton Polyester Factory Complex were sold to the UDC for J$150.0 million.

In March 2010, the Cabinet approved the sale of 14 acres of land (with buildings) of the Ariguanabo property to the existing lessee, New Era Homes Limited, for an aggregate sale price of J$163.9 million.

In December 2010, the Government finalized the sale of the National Hotel and Properties interest in the Jamaica Pegasus Hotel Limited. The shares were sold for US$11.0 million.

In October 2011, the Government finalized the sale of the assets of the Mavis Bank Coffee Factory to Jamaica Producers Group Limited and Pan Jamaican Investment Trust Limited for US$4.0 million.

The UDC completed the sale of its 50% stake in Bloody Bay Hotel Development Limited (“BBHDL”) to Village Resorts Limited (“VRL”) in 2013. The Cabinet approved the sale of the shares to VRL in January 2013, and UDC and VRL signed the agreement finalizing the sale on March 27, 2013. Aggregate proceeds from the sale were US$11.2 million, which included US$9.5 million for the real estate and related fixed assets and US$1.7 million representing UDC’s share of cash and other liquid assets of BBHDL at the time of the sale.

Following the decision to divest the Wallenford Coffee Company (“WCC”), the Cabinet decided on March 18, 2013, to approve the WCC Memorandum of Understanding (“WCC MOU”). The WCC MOU was executed by all parties on August 29, 2013. The sale price was US$16.0 million and the purchaser assumed possession of WCC on September 11, 2013.

In May 2014, the Government, through the Jamaica Bauxite Mining Limited (“JBM”), executed a Debt Settlement and Asset Purchase Agreement with UC Rusal Alumina Jamaica Limited, owner of 93% interest in the West Indies Alumina Company (“Windalco”), for the sale of JBM’s 7% interest in Windalco for US$11.0 million.

In 2014, Oceana Hotel and Forum Hotel were sold for J$385.0 million and J$350.0 million, respectively.

In January 2015, the Government executed an agreement for the sale of the former Farm Machinery Centre property to RYCO Jamaica Ltd. for J$40.0 million.

In April 2016, the Government, through the Petroleum Corporation of Jamaica, executed an agreement for the sale of the Petroleum Company of Jamaica for US$19.0 million. The sale was completed in June 2016.

The Government entered into a contract for the management of the transshipment terminal of the Kingston seaport to APM Terminals and Amalgamated Stevedoring Co. Ltd., a consortium of foreign and local entities, in October 2001. The consortium assumed management of the terminal in February 2002. The contract expired in February 2009. In April 2015, the PAJ executed a concession agreement with Kingston Freeport Terminal Limited (“KFTL”), a special purpose vehicle formed to manage the Kingston Container Terminal (“KCT”). The agreement gives KFTL a 30-year concession term with the right to finance, expand, operate, maintain and transfer the facility at the end of the agreement. KFTL assumed operations of the port on July 1, 2016.

In July 2016, the Cabinet approved a 49-year lease, with an option to purchase at any time for market value, of approximately 1,610 acres of agricultural lands in Montpelier, St. James and Shettlewood, Hanover to Jamaica Green Botanical Producers Co. Limited. The lease provides for payment of J$6,500 per acre per annum, which is equivalent to J$10,465,000 per annum. The land is owned by the Montpelier Citrus Company Limited (“MCCL”). The MCCL and lessee executed the lease on October 7, 2016.

In October 2016, the Cabinet considered and approved the terms and conditions for the privatization of Caymans Track Limited’s operations to Supreme Ventures Limited, the preferred bidder. The definitive agreements were signed on February 10, 2017. Delivery of the property occurred on March 7, 2017 for payment of US$2.4 million. The contract has a provision for a minimum lease payment of US$305,000 per annum.

In March 2017, a Share Sale and Purchase Agreement was signed between Jamaican Teas Limited and the Accountant General for the Government’s shares in KIW International Limited. The Government’s shares in KIW comprised 6,800,000 (42%) of the 15,965,608 ordinary shares and all 14,000,000 Cumulative Preference Shares of the company. The purchase price was J$57.0 million.

The public-private partnership for the Norman Manley International Airport achieved commercial closure in October 2018 with the execution of a 25-year concession agreement between AAJ and PAC Kingston Airport Limited (a wholly-owned subsidiary of Grupo Aeroportuario del Pacifico S.A.B De C.V.). Financial closure was achieved in October 2019 at which time PAC Kingston Airport Limited assumed operations of the airport.

In May 22, 2019, the Government listed Wigton Windfarm Limited on the Jamaica Stock Exchange, divesting 11 billion ordinary shares, at an offer price of J$0.50 per share.

In October 2019, a long term lease agreement was signed between the Urban Development Corporation and Guardsman Limited for the management, operation and development of Fort Clarence Beach Park, which includes 8.3 acres of beach property. The lease, which is effective as of September 2019, is for 25 years with variable amounts per annum and includes rent abatement in the first and second years.

The Commissioner of Lands sold Kingston Dock Yard, which includes 5.169 acres of land and is located at Harbour Head, to the lessee, Jamaica Fruit and Shipping Company Ltd. (its nominee is the German Ship Repair Jamaica Limited). The sale price was J$171.0 million and a deposit of J$33.3 million was paid upon signing of the agreement in April 2021.

The following table shows a summary of certain major entities privatized and the proceeds received by Jamaica since 2000 in relinquishing its majority or residual interest:

Summary of Certain Major Jamaican Entities Privatized (By Sale)(1)(2)

Entity	Year(s) of Privatization	Type of Sale or Transaction	Payment Received in J$ Million	Payment Received in US$ Million	Sector
Ashtrom Jamaica Limited	2000	Shares	22.0	n.a.	Housing
Jamaica Public Service Co. Ltd	2001	Shares	n.a.	201.0	Energy
Aqualapia Limited	2002	Shares	32.4	n.a.	Agri-Business
Sangster International Airport (2)	2003	Lease	n.a.	233.0	Transport
Land – Ariguanabo (13.8 hectares)	2003	Sale	23.5	n.a.	Housing
Building (Lot 5A) – 60,000 square feet	2003	Lease	7.7	n.a.	Warehousing
Building (Lot 5B) – 60,000 square feet	2003	Lease	7.7	n.a.	Manufacturing
Land – Salt River (51 hectares)	2005	Sale	6.9	n.a.	Tourism
Hampden & Long Pond Estate	2009	Sale/Lease	n.a.	2.8	Agriculture
Duckenfield Estate	2009	Sale/Lease	n.a.	1.7	Agriculture
Land – Montpelier Citrus Company Limited – 525 acres	2010	Sale	52.0	n.a.	Agriculture
Cotton Polyester Factory Complex	2010	Sale	150.0	n.a.	Manufacturing
Land and Buildings - Ariguanabo	2010	Sale	163.9	n.a.	Manufacturing
Jamaica Pegasus Hotel of Jamaica Limited(3)	2010	Sale	n.a.	11.0	Tourism
Bernard Lodge, Frome & Monymusk	2010	Sale/Lease	n.a.	14.8	Agriculture
Mavisbank Coffee Factory	2011	Sale of Assets	n.a.	4.0	Agro-Processing
Bloody Bay Hotel Development Limited (BBHDL)	2013	Sale	n.a.	11.2	Tourism
Wallenford Coffee Company Limited(4)	2013	Sale of Assets	n.a.	7.2	Agriculture
West Indies Alumina Company (Windalco)	2014	Shares	n.a.	11.0	Mining
Oceana Hotel	2014	Sale of Asset	385.0	n.a.	Tourism
Forum Hotel	2014	Sale of Asset	350.0	n.a.	Residential
Farm Machinery Centre Property(5)	2015	Sale	35.8	n.a.	Agri-business
Kingston Container Terminal(6)	2016	Long Term concession	n.a.	218.2	Transport
PETCOM	2016	Sale of Asset/Shares	n.a.	19.0	Energy
Caymanas Track Limited	2017	Sale/Lease	n.a.	3.0	Entertainment
KIW	2017	Sale of Shares	57.0	n.a.	Manufacturing
Wigton Windfarm Limited	2019	Sale of Shares	5,500.0	n.a.	Energy
Norman Manley International Airport(7)	2019	Long term concession	n.a.	48.8	Transport
Fort Clarence Beach Park(8)	2019	Lease	0.6	n.a.	Tourism
Kingston Dock Yard(9)	2021	Sale of Asset	33.3	n.a.	Transport

(1)

Where payment is received in both J$ and US dollars for certain sales, the amounts listed are not equivalencies, but represent the portion of the payment received in each currency. This table does not include entities divested by FINSAC. In addition, the table does not reflect the privatization of Air Jamaica. For information about such privatization please refer to Section “—Privatization”.

(2)

Amounts shown in the table exclude initial payment (US$16.0 million; reimbursement for expenditure on capital works and US$1.0 million fixed assets transferred) and only captures concession fees. Effective April 2016, the fees became 1 Weight Load Unit = US$2.745. The concessionaire also makes payments on supernormal surpluses.

(3)	The sale of the Government’s 59.8% holding in the hotel was completed in December 2010.

(4)

Sale price for Wallenford Coffee Company is US$16.0 million, with an upfront cash price of US$4.0 million. The remaining sale price is US$5.0 million provided via vendor’s mortgage and US$7.0 million via earn out arrangement. Data in table reflects cash and vendor’s mortgage payment completed in March 2022.

(5)

The sale price for the transaction was agreed at J$40.0 million. An amount of J$20.0 million was paid at the signing of the sales agreement. The balance of J$20.0 million is being financed by way of a vendor’s mortgage over ten years and is subject to review in four years. Amounts in the table include the initial payment of J$20.0 million and vendor’s mortgage payments of J$15.8 million as at March 31, 2022.

(6)	Amounts include the upfront and annual concession fees.

(7)	Amounts include upfront fee of US$5.0 million and concession fees up to March 31, 2022.

(8)	Amount is inclusive of the General Consumption Tax. An additional J$0.6 million was paid in April 2022, after the FY 2021/22.

(9)

Amounts represent a deposit of J$33.3 million made on the final sale amount of J$171 million. The transaction is currently awaiting the transfer of titles to achieve commercial closure and the payment of the balance.

Sources:	Development Bank of Jamaica Limited, Urban Development Corporation, Sugar Company Jamaica Holding Limited and Airports Authority of Jamaica, Port Authority of Jamaica.

Significant Government-Owned Companies

The Government of Jamaica owns and controls certain companies and enterprises, some of the most significant of which include the National Housing Trust (“NHT”), the HEART/NSTA Trust, the AAJ, the PAJ, and the National Insurance Fund (“NIF”).

The Government of Jamaica established the NHT to lend money at low interest rates to contributors who intend to purchase, build, repair, or improve their homes. Furthermore, the NHT develops housing solutions for the sale of homes to contributors. The NHT also offers low-cost financing to private developers. See “Public Finance—The Central Government Budget.”

The HEART/NSTA Trust is an organization mandated to strengthen the workforce in Jamaica via the development, support, and maintenance of technical and vocational, education and training institutions within the country. The HEART/NSTA Trust is active in the development of vocational and technical skills training programs, career guidance, job placement, assessment and certifications, policy analysis, and technical assistance to institutions, among other functions and activities. See “Jamaica—Society.”

The Government of Jamaica established the AAJ in 1974 through the Airports Authority Act. The AAJ is an independent statutory body with the principal responsibility, through ownership and management, of Jamaica’s two international airports, the Norman Manley International Airport and the Sangster International Airport. As of 1990, the AAJ assumed additional responsibility for Jamaica’s four domestic aerodromes. The AAJ is involved in the long-term planning and development of the airport system within Jamaica.

The PAJ is a statutory corporation which was established through the Port Authority Act of 1972. The PAJ constitutes the principal maritime agency that has broad responsibility for both the development and the regulation of Jamaica’s port and shipping industries. Furthermore, the PAJ has the general mandate and responsibility for ensuring the safety of all vessels that navigate through Jamaica’s ports of entry.

The NIF was established under Section 39 of the National Insurance Act. It is responsible for managing the investment portfolio created from contributions to the National Insurance Scheme (“NIS”). NIF seeks to optimise returns and provide for the disbursement of pensions and other benefits pursuant to the NIS.

The following table provides the respective assets, revenue and expenses for the significant government-owned companies listed below as at March 31, 2022:

	Assets(1)	Revenue(1)	Expenses(1)

	(in millions of J$)
National Housing Trust	329,536.9	36,180.5	16,586.5
HEART/NSTA Trust	15,086.8	15,826.5	14,247.1
Airports Authority of Jamaica	14,016.2	6,192.9	2,514.4
Port Authority of Jamaica	74,951.9	8,786.2	8,142.3
National Insurance Fund	145,478.6	45,891.6	28,083.6

(1)	Provisional.

Inflation

The macroeconomic stabilization program introduced in 1991, which has focused on lowering inflation through tight fiscal and monetary policies and stability in the foreign exchange market, has contributed to a consistent reduction in the rate of inflation. Macroeconomic stability continues to be a primary focus of Jamaica under its economic reform agenda, as Jamaica regards consistent low levels of inflation as the cornerstone of sustained long-term economic growth.

The Consumer Price Index (“CPI”) number series, which measures the rate of inflation, has 13 divisions that are based on the United Nations Statistical Division-Classification of Individual Consumption According to Purpose. The most recent version is from 2018 and this classification was used in the compilation of the new CPI series. The “basket” of consumer goods and services has 318 commodities.

The April 2020 Consumer Price Index bulletin introduced several changes to the CPI number series, including revisions to the baskets of consumer goods and services based on the 2017 Household Expenditure Survey conducted in 2017. The base reference period for the new series is the calendar year 2019.

For year ended December 31, 2021, the All Jamaica ‘All Divisions’ CPI recorded an annual inflation rate of 7.3%, an increase of 2.1 percentage points from the 5.2% in 2020 and 1.1 percentage points higher than the 6.2% recorded for 2019. The higher inflation in 2021, as compared to 2020 was primarily caused by higher prices for items within the heaviest weighted divisions, (i) food and non-alcoholic beverages, (ii) housing, water, electricity, gas and other fuels and (iii) transport. These divisions were the main contributors to the movement of the index in 2021.

The All Jamaica ‘All Divisions’ Consumer Price Index for March 2022 was 120.5, indicating a fiscal year inflation of 11.3% compared to the March 2021 index of 108.3. The movement in the March 2022 index resulted in the calendar year-to-date inflation rate of 3.0%.

The following table shows the changes in the CPI for the five years ended December 31, 2021, and for the interim period of 2022:

Year/Period	Change in CPI Over Previous Year
(%)
2017	5.2
2018	2.4
2019	6.2
2020	5.2
2021	7.3
Jan – Mar 2022	3.0

Source: Statistical Institute of Jamaica.

Employment and Labor

As at January 2022, the total labor force in Jamaica was 1,340,600 persons, a 1.9% increase compared to 1,315,800 persons as at January 2021. The number of persons employed as at January 2022, was 1,257,100 persons as compared to 1,199,300 persons as at January 2021. The service sector employed 68.3% of the employed labor force in January 2022, while the goods-producing sector accounted for 31.7% of the employed labor force in the same period. In January 2022, the agriculture and manufacturing sub-sectors accounted for 15.1% and 6.4% of the employed labor force, respectively. The unemployment rate was 6.2% as at January 2022, a decrease from 8.9% in 2021.

The calendar year ending 2021 recorded 234 industrial disputes (based on what was reported to the Ministry of Labor and Social Security in 2021) and six work stoppages (two strikes and four sick-outs) compared to 304 industrial disputes (which number has been revised) and five work stoppages in 2020. Of the six work stoppages in 2021, there were 1,086 human days and 7,728 hours lost for 2021 while 2,820 human days and 22,560 hours were lost for 2020.

Over 2,000 workers at the National Water Commission (“NWC”) went on strike from May 10 through the evening of May 11, 2022, demanding action from the Government regarding an outstanding reclassification from 2008 and their omission from the review of public sector compensation. The strike had impacts on water availability island-wide. A back to work agreement was reached between the Government and five unions representing the workers, providing guidelines for the negotiation of a restructuring of the workers’ compensation to be implemented over the following six months.

The following table show the industrial disputes reported to the Ministry of Labor and Social Security in 2021:

Industry	Human hours lost(1)	Human days lost(2)	Number of days on strike	Number of workers involved	Industrial Action taken	Date of strike
Public admin and defense; compulsory social security	80	640	1	80	Sick out	June 30, 2021
Public admin and defense; compulsory social security	300	2,400	1	300	Sick out	July 1, 2021
Public admin and defense; compulsory social security	370	2,960	1	370	Sick out	August 25, 2021
Public admin and defense compulsory social security	240	960	2	120	Sick out	April 26-27, 2021
Water supply; sewerage, waste management and remediation activities	80	640	1	80	strike	July 12, 2021
Water supply; sewerage, waste management and remediation activities	16	128	2	8	strike	February 1-2, 2021
Total	1,086	7,728	6

(1)	Human hours lost is calculated by multiplying the number of workers involved by the number of hours on strike.
(2)	Human days lost is calculated by multiplying the number of workers involved by the number of days on strike.

In 2021, human hours lost was due to work stoppages in the industries shown below:

•	Public administration and defense; compulsory social security industry (6,960 hours with 870 workers involved); and

•	Water supply sewerage, waste management and remediation activities industry (768 hours with 88 workers involved).

Human hours lost by industry in 2020 was as follows:

•	Agriculture forestry and fishing industry (19,200 hours with 2,400 workers involved); and

•	Mining and quarrying industry (3,360 hours with 210 workers involved).

Human hours lost by industry in 2019 were as follows:

•	Agriculture forestry and fishing industry (1,350 hours with 75 workers involved); and

•	Public administration and defense; compulsory social security industry (5,344 hours with 428 workers involved).

•	Education industry (4,500 human days lost with 500 workers involved).

The following table shows certain labor force and employment data for the five years ended December 31, 2021:

Labor Force and Employment(1)

	2017	2018	2019	2020(2)	2021

	(in thousands of persons, except percentages)
Total Population	2,728.5	2,727.9	2,727.2	2,736.4	2,739.5
Labor Force	1,346.8	1,334.9	1,345.1	1,297.7	1,328.7
Employed Labor Force	1,207.1	1,219.2	1,248.4	1,158.2	1,234.8
Unemployed Labor Force	139.7	115.7	96.7	139.5	93.9
Unemployment Rate (%)	10.4	8.7	7.2	10.7	7.1
Job-Seeking Rate (%)	6.4	4.8	4.6	6.6	4.2
Labor Force Participation Rate (%)	64.5	64.0	64.5	62.0	63.4
Male (%)	70.4	70.1	70.9	68.6	69.5
Female (%)	57.8	58.0	58.3	55.6	57.5
Age Breakdown
14 – 19 Years	12.4	10.3	11.3	10.9	11.1
20 – 24 Years	67.6	65.8	66.1	62.2	62.7
25 – 34 Years	84.8	84.1	84.7	81.4	82.8
35 – 44 Years	87.4	87.3	87.5	83.7	85.8
45 – 54 Years	85.2	85.0	84.7	83.8	85.2
55 – 64 Years	72.1	73.5	74.8	72.2	73.8
65 Years and Over	29.4	30.0	30.5	28.3	31.6

(1)	The Jamaica Labour Force Survey is a quarterly survey conducted in January, April, July, and October. The data reported are those for the October quarter of the respective year.
(2)	Revised.

Source: Statistical Institute of Jamaica, Labour Force Survey.

Legal Proceedings and Processes

The following summarizes the governmental, legal or arbitration proceedings pending or threatened of which the Government is aware during the 12 months preceding the date of this document which may have significant effects on the financial position or profitability of the Government.

Construction Developers Associates Limited

On August 15, 2019, Construction Developers Associates Limited (“CDA”) submitted a claim to the Attorney General of Jamaica for damages totaling approximately J$10.6 billion related to a prior legal proceeding between the CDA and the Ministry of Education, Youth and Information. The sum claimed by the CDA represents breach of contract damages allegedly owed by the Ministry of Education to the CDA under a construction contract for the Annotto Bay Junior High School in 1999-2000. The Attorney General of Jamaica has filed a defense against CDA’s claim and the parties proceeded to mediation. The mediation was unsuccessful in resolving the claim. The parties will be proceeding to pre-trial review and subsequently to trial.

PDV Caribe S.A.

PDV Caribe S. A. has filed a claim for approximately US$84.7 million in relation to Jamaica’s compulsory acquisition of shares in Petrojam Limited pursuant to the Compulsory Acquisition (Shares in Petrojam Limited) Act, 2019 (the “Compulsory Acquisition Act”), which shares had been formerly held by PDV Caribe S.A. pursuant to a joint venture agreement (the “JVA”). The JVA was entered into between the Petroleum Corporation of Jamaica (the “PCJ”), Petrojam Limited and PDV Caribe S.A. for the operation of Petrojam Limited. The Compulsory Acquisition Act was enacted on February 22, 2019 and immediately vested shares in Petrojam Limited not already held by the

PCJ in the Accountant General of Jamaica, to be held in trust for Jamaica. The Compulsory Acquisition Act requires all claims for compensation thereunder to be submitted to the Minister of Science, Energy and Technology for consideration and final determination by Petrojam Limited. PDV Caribe S. A. has also submitted a request for arbitration to the International Chamber of Commerce (the “ICC”). The respondents named to the request for arbitration are the PCJ, Petrojam Limited and Jamaica.

The provisional view of the arbitral tribunal is that it would not be appropriate to proceed with the case unless and until a solution is found so that the advance cost can be paid to the ICC by the Claimant. The arbitral tribunal has extended the stay of proceeding of this case until June 30, 2022 and that by no later than June 13, 2022 PDV Caribe S.A. shall update the tribunal and the Respondents on the efforts to find a solution to the payment of advance costs by the claimant and the claimant shall inform the tribunal whether it considers that a further extension of the stay is appropriate. The respondents may also provide comments on same. The matter is at a preliminary stage, as such, no assurance can be made at this time that if PDV Caribe S.A. is successful, that the award will not be material.

In 2021, the Government continued the advancement of its policy and legislative programmatic agenda to modernize the country’s law enforcement infrastructure, transforming the Jamaica Constabulary Force (“JCF”) into a modern policing service and restoring public confidence. The road map, as articulated in “The Organizational Review of the Jamaica Constabulary Force: The transition to a modern police service in 2015,” details measures that have been implemented and/or are scheduled for roll out. These measures include the following:

•	Actively targeting corruption within the JCF;

•	Improving the professionalism of police officers through intense leadership and management training and development;

•	Implementing a performance management system with targets and verifiable indicators for the executive leadership of the JCF;

•	Revising the JCF Use of Force policy with emphasis on ethical policing and protecting the rights of citizens;

•	Enhancing the use of technology for management and intelligence gathering;

•	Enacting a major program of legislative reform including restructuring the accountability framework of the JCF; and

•	Implementing community policing in all policing divisions.

The Citizen Security and Justice Programme III

The Ministry of National Security’s major crime prevention and social intervention program, Citizen Security and Justice Programme (“CSJP”), was implemented over three phases between the years 2001 and 2021, spanning approximately 20 years, in 50 vulnerable communities. The goal of the program was to enhance citizen security and justice in targeted communities in Jamaica and was funded by the IDB, the UK Department for International Development and Global Affairs Canada. The major components of CSJP are now being delivered through the implementation of the Citizens Security Plan (“CSP”).

The CSP was developed in response to Jamaica’s continued security challenges including a number of cross-cutting issues impacting the society as a whole, for which no stakeholder group or entity would have sole portfolio responsibility for or is able to deliver impactful results on its own. To this extent, it is anticipated that, through the CSP, citizen security related activities will be delivered through strengthened coordinating mechanisms which spans across key ministries, departments and agencies (“MDAs”) within the Government, as well as other relevant non-government entities. The plan will be operationalized using a targeted multi-sectoral approach around three prioritized outcomes:

•	crime and violence reduction;

•	safer spaces; and

•	human and community development.

Interventions associated with the outcome of crime and violence reduction are aimed at countering gangs, addressing criminal activity, improving police effectiveness and reducing the risk of victimization. These interventions include an anti-gang program that combines a number of interventions in a coordinated manner, offender management programs, improvements in the JCF’s use of data for problem-solving, decision-making, targeted deployment of resources and public awareness and engagement campaigns that aim to reduce the risks of victimization.

Interventions associated with the outcome of creating safer spaces are designed to address proximal causes of crime and improve the protection of citizens. These interventions include physical transformation of spaces to make them less conducive to crime, creating spaces where victims of crime can feel safe and avoid further victimization (e.g., sanctuaries for women who are victims of domestic violence), and improving spaces and processes within police stations that allow for better police-citizen interaction.

Interventions associated with the outcome of human and community development are designed to strengthen the ability of communities to sustain improvements in citizen security. This includes helping communities to improve their confidence and trust in the police and other state agencies; develop community strength and skills that can help improve citizen security (e.g., parenting, entrepreneurship); and to become more empowered to be able to make changes in their communities, and reduce the pool of those who are vulnerable to involvement in criminal activity.

For each priority outcome, there are a series of targeted interventions, objectives and activities that have been selected as the basis for the operational framework. The implementation of the operational mechanism will be guided and assessed using a monitoring and evaluation framework with a set of performance indicators towards those outcomes.

To monitor the work of the CSP, the Citizen Security Secretariat (“CSS”) was officially established on October 1, 2020 under the Ministry of National Security. The CSS, in addition to monitoring, will also contribute to resolving coordination challenges among MDAs in the implementation of social and crime prevention programs in volatile communities, with particular focus on the zones of special operations.

The implementation of activities under the auspices of the CSP have achieved relatively high success. As of March 2022, 4 of the 5 indicators tied to EU budget support for FY 2021/22 were on target. This indicates a strong and positive thrusts towards improving citizen security in Jamaica.

The CSS has also made progress on the collaboration of MDAs to achieve more targeted and impactful interventions. The 25 School Strategy is an ongoing testament of the power and benefits to be accrued from an all-of-government thrust. By systematically convening various MDAs, the 25 School Strategy has presented a gateway to resolve some household and community issues by using the school as the conduit. One major success that was achieved via the 25 School Strategy is the reintegration of students that were unaccounted for. During the pandemic, engagement levels in schools across the 25 School Strategy fell to 0% in some cases. Applying the deliverology mandate of the CSS, and coordinating strategic guidance and support from a variety of stakeholders, the CSS was able to provide the necessary support that led to an increase of 95% in overall engagement across the 25 School Strategy in February 2022.

The CSS is committed to fostering sustainable partnerships in the delivery of citizen security initiatives between and among MDAs within the Government. MOUs have been used to play a key role in driving such partnerships; as of March 2022, at least 1 crucial MOU has been finalized. The MOU between the MNS/CSS and HEART/NTA Trust forms a part of the fulcrum of the fight against crime. HEART/NSTA Trust is one of the country’s largest focal points for unattached and at-risk youth and the finalizing of this MOU strengthens the Government’s overall apparatus in dealing with this issue. The CSS has also initiated discussions with HEART/NSTA Trust and other key MDAs towards the development of an engagement and recruitment strategy for unattached and at-risk youths for FY 2022/23.

The CSS has also provided strategic guidance and support to MDAs in structuring their PS Memos to include CSP initiatives. This move ensures that the CSP and its attendant activities and objectives are sustained and sustainable over a longer period of time.

Security Environment

Whilst the security environment remains a cause for serious concern, there is a notable decrease in serious and violent crimes. Data for 2021 showed a decrease of 8.6% in serious and violent crimes, with 5,124 cases, including murders and shootings, compared to 5,605 cases in 2020. Five of the seven major categories of crime showed reductions, with rape, robbery, aggravated assault, break-in and shooting showing a decrease of 25%, 24%, 17.6%, 13.5% and 1.9%, respectively, when compared to 2020. Conversely, the number of reported cases of murder during the period January 1 to December 31, 2021 increased by 9.9% with 1,463 cases, compared with 1,331 cases during the corresponding period in 2020.

The Government recognizes that crime is multi-dimensional and has embarked on a series of strategies which seek to reverse the historical approaches taken to the issue of crime and violence in Jamaica. These strategies include legislative and justice reform, increased focus on rehabilitation in correctional institutions and improved mechanisms for the delivery of government social intervention in contribution to social investment, as well as leveraging the use of technology, to dismantle organized crime and remove profit from illegal activities. The implementation of this strategic mix of law enforcement, accountability and social intervention adheres to the Government’s obligations to protect the rights of its citizens, while addressing important safety and security concerns.

The Law Reform Act (Zones of Special Operations) (Special Security and Community Development) (the “ZOSO Act”) passed in 2017 underpins a new and innovative intervention which targets localities with high levels of violent crime. The Law Reform Act gives the Prime Minister, on the advice of the National Security Council, powers to declare specific high-crime localities of Jamaica as zones for special security operations and community development measures. This is intended to displace the criminal element and re-engage marginalized and vulnerable members of these communities.

The ZOSO Act mandates that within five days of declaration of the zone, a Social Intervention Committee, chaired by the Prime Minister, must be convened to address critical human needs and build basic infrastructure to promote peace and economic empowerment. These include basic social services: civil registration, health and social protection and employment and skills training. All zones declared so far are operating according to plan, and the social environment has improved in those zones since implementation.

In December 2020, a Joint Select Committee of Parliament was established to review the implementation of the ZOSO Act.

A total of four zones of special operations have been called since the first was implemented on September 17, 2017. The communities that benefitted from the intervention included Mount Salem since September 17, 2017, Denham Town since October 17, 2017, Greenwich Town since July 1, 2020 and August Town since July 8, 2020. The introduction of these zones of special operations, have led to the reduction in category one crimes in the targeted areas. An analysis examining crime rates before and during the intervention as at December 3, 2020, showed a combined average reduction of 76.5%.

Additionally, on January 18, 2018, increasing violence in the parish of St. James led the Governor General, on the advice of the Prime Minister, to declare a state of public emergency in St. James. States of public emergency were also declared on March 18, 2018 in St. Catherine North (Police Division), and on September 23, 2018 in the Kingston Central, Kingston Western and St. Andrew South police divisions. A state of public emergency provides Jamaica’s security forces with enhanced powers to detain persons search premises, vehicles and persons without a warrant, stop and question persons and seize property. However, declaration of a state of emergency does not indicate the suspension of the rule of law or that any action taken is beyond or exempted from review. The aforementioned states of emergency ended in January 2019.

Subsequently, the Prime Minster declared other states of emergency, which ran from April 30, 2019 to August, 2020. States of emergency where declared for the parishes of St. James, Hanover and Westmoreland on April 30, 2019 which ended on May 28, 2020. States of emergency were also declared on July 7, 2019 for St. Andrew South Police Division and on September 5, 2019 for Clarendon and St. Catherine North (Police division) which ended on May 5 and 19, 2020 respectively. A state of emergency was declared on June 14, 2020 in the Kingston Western and Kingston Central Police divisions which ended in August 2020.

In June 2021, states of emergency were declared in the Kingston Western and Kingston Central Police divisions In November 2021, states of emergency were again declared in the police divisions of St. Andrew South, Kingston East in the Corporate Area, St. James, Hanover, and Westmoreland.

Legislation

The law enforcement apparatus is being enhanced with the promulgation of critical pieces of legislation that will assist the police and prosecutors in their crime-fighting efforts. These include the following:

The Criminal Justice (Suppression of Criminal Organizations) Act

April 2017 marked the three-year anniversary of the enactment of the Criminal Justice (Suppression of Criminal Organizations) Act. The Act, inter alia, criminalizes (i) the establishment of and membership in a criminal organization, (ii) recruitment of individuals, including children, to a criminal organization, (iii) leadership of a criminal organization and (iv) obtaining benefits from a criminal organization. In accordance with the provisions of Section 21, the act is to be reviewed by a Joint Select Committee of Parliament no later than three (3) years after its adoption. In keeping with the foregoing, submissions for amendments were taken at the meetings of the Joint Select Committee established to review the Act. In this regard, the Criminal Justice (Suppression of Criminal Organizations) (Amendment) Act was passed in the Houses of Parliament in June 2021. The amendments to the act included additional offences for activities in which criminal organizations are engaged, an expanded list of aggravating factors to consider when sentencing an individual convicted of certain offences under the act and the development of new provisions for the trial procedures to protect the identity of witnesses for connected matters.

An Act to Repeal and Replace the Firearms Act

The Firearms (Prohibition, Restriction and Regulations) Act, 2022 was tabled in the Houses of Parliament on February 10, 2022 to repeal and replace the Firearms Act and provide increased particularly for the prohibition, restriction, or regulation (as may be appropriate) of firearms and ammunition, and for connected matters,. A Joint Select Committee of Parliament was named and commenced review of the bill on February 15, 2022. The bill sets out two distinct frameworks to treat with firearms that are duly registered, distinct from those weapons that have been illicitly manufactured or trafficked and have never been subject to any regulatory regime. The new act will address regulatory challenges that are faced by the Firearm Licensing Authority, and enforcement issues that are confronted by the Jamaica Constabulary Force and the Office of the Director of Public Prosecutions, in the execution of their respective duties. In addition, the bill incorporates the provisions of international instruments to which Jamaica is a signatory, and will align the legal framework with internationally recognized norms and best practices.

The National Police Act

The National Police Act would represent a repeal and replacement of the Constabulary Force Act as the Ministry seeks to move forward with the modernization and transformation program of the JCF. Consultations on the amendments are ongoing, but once finalized a submission will be made to the Cabinet for approval.

Merger of Police Civilian Oversight Authority and Police Service Commission

The merger of the Police Civilian Oversight Authority and the Police Service Commission will facilitate the development of a single oversight body that will be responsible for the monitoring and evaluation of the operations of the police. The finalization of this merger will require amendments to the constitution that relate to the Police Service Commission. Consultations are ongoing, but once finalized, a submission will be made to the Cabinet for its approval.

Major Organized Crime and Anti-Corruption Act

The Major Organized Crime and Anti-Corruption Act was enacted on July 10, 2018 and came into force on April 1, 2021. The promulgation of the act formally and legally positioned the Major Organized Crime and Anti-Corruption Agency as an independent and specialized law enforcement entity. Pursuant to section 3 of the act, the principal objects include:

•

establish an agency which will have operational independence and autonomy and be dedicated to combating serious crime, in collaboration with strategic partners and law enforcement agencies, whether in or outside Jamaica; and

•	promote and strengthen measures for the prevention, detection, investigation and prosecution of serious crime.

In 2020, the Major Organized Crime and Anti-Corruption Agency (Code of Conduct and Disciplinary Procedure) Regulations were passed in the Houses of Parliament. In December 2021, the Major Organized Crime and Anti-Corruption Agency (Investigation and Prosecution Procedures) Regulations, 2021 were passed in the Houses of Parliament.

THE EXTERNAL ECONOMY

Balance of Payments

Jamaica’s balance of payments is dependent on international economic developments as well as domestic economic policies and programs. For 2021, the current account deficit improved by US$186.7 million to a surplus of US$125.3 million or 0.8% of GDP as compared to a deficit of US$(61.4) million, or 0.5% of GDP in 2020. For 2021, improvement in the current account balance was reflective of an increase in the goods and current transfers sub-accounts, tempered by a deficit in the services sub-account. The growth in the goods sub-accounts was specifically attributed to increased exports of mineral fuels and food, partially offset by mineral fuels imports. The deterioration of the services sub-account largely resulted from increased transportation and other services outflows. The increase in the current transfers sub-accounts was mostly explained by higher net-remittances for the period. The improvement in the current account balance for 2020 resulted from an increase in the Goods sub-account, which was partially offset by a decrease in the services and primary income sub-account. In particular, the increase in the goods sub-account reflected lower imports resulting primarily from a reduction in mineral fuels and chemicals imports, partly offset by lower exports, largely due to a decline in the Bauxite/Alumina industry. The Services sub account deteriorated due to lower inflows from travel services, while the Primary Income sub account deteriorated due to higher compensation of employees outflow. The current account balance includes the trade balance (balance on the goods sub-account), services sub-account, primary income balance and secondary income balance.

For the purpose of this section, exports include free-zone exports and goods procured in ports, while imports include free-zone imports and goods procured in ports. Imports are recorded at their market value at the customs frontier of the economy from which they are exported.

In 2021, the goods balance improved by 4.2% or US$122.9 million to US$(2,825.7) million as compared to US$(2,948.5) million in 2020, primarily due to an increase in value of imports partly offset by an increase in the earnings of exports. The value of imports (f.o.b. or free on board) increased by 1.6% or US$67.2 million to US$4,266.3 million, reflecting increases mainly in mineral fuels, manufactured goods, food and machinery and transport equipment of US$609.7 million, US$190.5 million, US$189.9 million and US$84.8 million, respectively. The value of merchandise exports increased by 15.2%, or US$190.0 million, to US$1,440.6 million, mainly due to an increase in earnings of mineral fuels of US$202.3 million. The impact of this increase was partially offset by decreased earnings from the exports of crude materials (excluding fuel) of US$57.1 million.

For 2021, the surplus on the services sub-account declined by 153.4% to US$(202.9) million from US$380.2 million in 2020. The decrease in the surplus on services was primarily the result of a deterioration in the balance on transportation.

The deficit on the Income sub-account for 2021 was US$418.7 million, relative to the deficit of US$454.5 million for 2020, mainly a result of an increase in compensation of employees inflow.

In 2021, net current transfers balance was US$3,572.6 million which represented an increase relative to US$2,961.5 million in 2020 and was primarily composed of remittances. Net remittances for 2021 were US$3,259.9 million as compared to US$2,678.7 million in 2020.

The balance of payments results for 2021 were influenced by net capital inflows from official and private sources, which were sufficient to finance the current account deficit. Foreign Direct Investment (“FDI”) inflows decrease compared to 2019 but nevertheless continued to be an important source of long-term financing for the current account for Jamaica. See “—Foreign Direct Investment.” As a result, there was a growth in the net international reserves for 2021 by US$874.6 million to US$4,000.8 million as at December 31, 2021.

The following table shows Jamaica’s balance of payments for the five calendar years ended 2021:

Balance of Payments (f.o.b.)

	2017(5)	2018	2019(5)	2020(5)	2021

	(in millions of US$)
Current Account	(396.4)	(243.9)	(350.9)	(61.4)	125.3
Goods Balance	(3,553.6)	(3,514.8)	(4,031.3)	(2,948.5)	(2,825.7)
Exports(2)	1,350.8	1,961.0	1653.2	1,250.6	1,440.6
Imports(3)	4,904.3	5,475.7	5684.5	4,199.1	4,266.3
Services Balance	1,196.8	1,414.8	1705.4	380.2	(202.9)
Transportation	(618.7)	(686.6)	(704.1)	(548.1)	(1,725.3
Travel	2,538.3	2,813.0	3,315.1	1,218.0	1,930.3
Other Services	(722.8)	(711.6)	(905.6)	(289.7)	(408.0)
Goods and Services Balance	(2,356.8)	(2,100.0)	(2,325.9)	(2,568.4)	(3,028.6)
Income	(421.1)	(596.0)	(441.5)	(454.5)	(418.7)
Compensation of Employees	88.1	95.6	94.8	81.8	100.0
Investment Income	(509.2)	(691.7)	(536.30)	(536.3)	(518.8)
Current Transfers	2,381.4	2,452.1	2,416.5	2,961.5	3,572.6
General Government	172.7	207.2	140.0	149.1	179.0
Other Sectors	2,208.7	2,244.9	2,276.4	2,812.4	3,393.6
Capital and Financial Account	(1,440.1)	(1,356.3)	(622.4)	(220.2)	(1.4)
Capital Account	7.1	20.2	(26.7)	(30.8)	(30.9)
Official	10.6	20.0	6.7	4.2	5.8
Private	(30.4)	(31.9)	(33.3)	(35.0)	(35.0)
Financial Account	(1,447.2)	(1,376.5)	(595.7)	(189.4)	29.5)
Other Official Investment	35.8	(33.6)	(108.4)	(42.0)	594.1
Other Private Investments (including errors and omissions)	330.8	218.9	1084.1	465.2	183.5
(Increase)/Decrease in reserves(4)	(498.9)	202.9	(157.1)	36.4	874.6

(1)	Preliminary.
(2)	Based on recommendations contained in the IMF’s Balance of Payments Manual, exported goods include free-zone exports and goods procured in ports.
(3)

Based on recommendations contained in the IMF’s Balance of Payments Manual, imported goods are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports.

(4)	Official Net International Reserves held by the BOJ.
(5)	Revised.

Source: Bank of Jamaica.

Foreign Trade

Total merchandise trade (exports plus imports) between Jamaica and its foreign trade partners in 2021 increased by 23.3% to US$7,416.1 million, as compared to US$6,016.1 million in 2020. The merchandise trade deficit increased by 29.0% to US$4.535.1 million, compared to US$3,514.9 million in 2020. The increase in the trade deficit was primarily due to higher imports of mineral fuels and related products, food, manufactured goods, beverages & tobacco, crude materials (excluding fuels), chemicals and machinery and transport equipment. In 2021, imports grew by 25.4% to US$5,975.6 million, from US$4,765.5 million in 2020. The value of exports in 2021 increased by 15.2% to US$1,440.5 million, from US$1,250.6 million in 2020, due primarily to higher earnings from mineral fuels and related products. Please note that these import values are values presented under “c.i.f.” standards, which include cost, insurance and freight costs and exports are presented at “f.o.b.” standards.

The following table shows the performance of merchandise trade for the five years ended December 31, 2021:

Merchandise Trade (c.i.f)

	Imports(1)	% Change	Exports(2)	% Change	Balance	% Change

	(in millions of US$, except percentages)
2017	5,537.4	19.8	1,363.9	14.8	(4,173.5)	21.5
2018	6,170.5	11.4	1,960.7	43.8	(4,209.8)	0.9
2019	6,403.4	3.8	1,653.1	(15.7)	(4,750.3)	12.8
2020(3)	4,765.5	(25.6)	1,250.6	(24.3)	(3,514.9)	(26.0)
2021	5,975.6	25.4	1,440.5	15.2	(4,535.1)	29.0

(1)	Merchandise imports are cost, insurance and freight values, which differ in presentation from the import values presented in the balance of payments.
(2)	Exports as listed in this table include free-zone exports and exclude goods procured in ports.
(3)	Revised.

Source: Statistical Institute of Jamaica.

Exports

Total exports, including the Jamaica Free Zone, in 2021, increased by 15.2% to US$1,440.5 million, compared to US$1,250.6 million earned in 2020, primarily due to increases in exports of refined petroleum products.

Domestic exports increased by 10.0% in 2021 to US$1,281.3 million from US$1,165.2 million earned in 2020, primarily due to a rise in exports from the manufacturing and agriculture industries, which increased by 30.8% and 8.1% respectively.

The manufacturing industry increased by 30.8% in 2021 to US$721.8 million from US$551.7 million earned in 2020, primarily due to higher exports of refined petroleum products. Earnings from refined petroleum products increased 57.9% in 2021 to US$344.8 million from US$218.3 million.

Other commodities which showed increases were food, beverages and tobacco, which increased by 14.5% in 2021 to US$333.1 million from US$290.9 million in 2020. This was largely due to higher exports of alcoholic beverages, excluding rum, valued at US$70.2 million, sauces valued at US$33.7 million, canned ackee, valued at US$24.5 million, fish & fish products, valued at US$18.2 million and rum, valued at US$56.1 million. There were also increases recorded for processing of other fruits & vegetables and dairy products, with earnings amounting to US$16.3 million and US$12.4 million respectively.

Exports from the agriculture industry increased by 8.1% in 2021 to US$80.4 million from US$18.5 million in 2020, due mainly to an increase in exports of yams, other fruits and beverage crops and coffee. The value of yams increased by 4.4% in 2021 to US$36.5 million, from the US$35.0 million in 2020. Earnings from other fruits and beverage crops and coffee rose by 34.3% and 8.9% to US$5.9 million and US$17.3 million, respectively. Herbs and spices rose by 10.9% to US$8.5 million.

Earnings from the mining and quarrying industry decreased 10.6% in 2021 to US$465.2 million, from US$520.6 million in 2020. Earning from alumina decreased by 8.9% in 2021 to US$387.7 million, from US$425.8 million earned in 2020. Exports of alumina was significantly impacted by a major fire which occurred at Jamalco in August 2021. Earning from Bauxite decreased by 18.9% in 2021 to US$71.8 million, from US$88.6 million earned in 2020.

The following table shows Jamaica’s exports by sector for the five years ended December 31, 2021:

Exports(1)

	2017	2018	2019	2020(1)	2021

	(in millions of US$)
Commodity
Agriculture
Vegetables	0.8	0.9	1.0	0.9	1.0
Yams	27.4	27.1	28.1	35.0	36.5
Other Root Crops	5.4	5.6	6.1	6.6	6.0
Banana	0.5	0.6	0.6	0.7	0.9
Papayas	4.4	3.8	2.0	0.7	0.1
Other Fruits and Beverage Crops	5.3	5.4	5.0	4.4	5.9
Coffee	19.4	14.8	11.9	15.9	17.3
Herbs and Spices	7.4	7.8	8.3	7.7	8.5
Animal and Fish	7.2	3.0	1.4	0.4	1.3
Other Agriculture Exports	2.1	2.7	2.4	2.2	3.0

Total	79.8	71.6	66.8	74.4	80.4
Mining and Quarrying
Bauxite	83.9	100.3	95.8	88.6	71.8
Alumina	570.3	1,122.1	706.8	425.8	387.7
Other Mining	5.6	4.7	4.2	6.2	5.7

Total	659.8	1,227.1	806.8	520.6	465.2
Manufacturing
Food, Beverages and Tobacco
Meat and Meat Preparations	7.6	8.2	8.7	9.4	10.3
Fish and Fish Products	8.3	7.0	8.7	10.4	18.2
Ackee (canned)	15.7	15.1	19.7	21.0	24.5
Dairy Products	7.3	7.8	8.2	9.7	12.4
Processing of Other Fruits and Vegetables	12.5	14.3	13.6	13.9	16.3
Sugar	16.8	16.6	10.5	6.6	6.7
Baked Products	18.3	18.8	21.6	24.2	25.7
Sauces	19.6	20.3	24.0	29.8	33.7
Other Food Exports	39.2	37.0	36.3	37.9	38.8
Rum	41.1	45.8	56.0	54.5	56.1
Alcoholic Beverages (excl. Rum)	54.1	50.6	54.4	54.8	70.2
Other Beverages and Tobacco Exports	16.2	15.9	17.7	18.7	20.2

Total	256.9	257.4	279.4	290.9	333.1

Other Manufactured Products	39.2	37.0	36.3	37.9	38.8
Refined Petroleum Products	231.5	277.1	295.2	218.3	344.8
Chemical & Chemical Products	24.7	38.5	31.8	30.2	28.9
Other Manufactured Products	21.6	14.5	19.9	12.4	14.9

Total	277.8	330.2	346.9	260.9	388.6

Total Manufacturing	534.7	587.6	626.3	551.7	721.8

Other Domestic Exports
Waste & Scrap	14.9	14.8	11.5	7.9	9.3
Other	4.1	4.3	4.7	10.6	4.6

Total	19.0	19.1	16.2	18.5	13.9

Total Domestic Exports	1,293.3	1,905.5	1,516.1	1,165.2	1,281.3

Re-Exports	70.6	55.2	137.0	85.4	159.2

Total Exports	1,363.9	1,960.7	1,653.1	1,250.6	1,440.5

(1)	Revised. The classification of exports by traditional and non-traditional commodities is no longer used. Exports are now classified by industry.

Source: Statistical Institute of Jamaica.

In the past, the Jamaican sugar and banana industries and, less significantly, traditional rum and rice suppliers, enjoyed preferential trade arrangements with respect to exports to the EU pursuant to the CPA. The EPA, which replaces the trade provisions of the CPA, was signed in October 2008. This free trade agreement provides for duty-free, quota-free access to the EU market for most goods, as at January 1, 2009. The EPA is currently being applied provisionally, and Jamaica is in the process of implementing this agreement. This agreement has a strong development component. Under the 10th European Development Fund’s Caribbean Regional Indicative Programme, approximately €72.0 million were allocated to CARIFORUM States for the EPA Implementation. At the national level, Jamaica is in the process of implementing two projects in respect of the EPA.

The EPA Capacity Building Project (“EPA I”), which was signed on May 4, 2012 in the amount of €2.25 million, is designed to enhance Jamaica’s competitiveness goals as outlined in the National Export Strategy and Vision 2030 Jamaica. The accreditation of official testing laboratories, which is one aspect of the project, will mostly address ISO 17025 standards since this is the internationally recognized standard under the provisions of the WTO Agreement on Technical Barriers to Trade. Capacity building interventions are being undertaken in food-related laboratories which provide support to the export industry. The project aims to promote export competitiveness and food security.

The EPA Capacity Building Project (“EPA II”) was formulated through sector wide needs assessment/consultation with business support organizations and public sector food laboratories from November 2012 to February 2013. It is designed to enhance the supply-side micro and medium to small-sized enterprises and to continue capacity building within public sector laboratories and support accreditation agencies, aligning them with the strategic priorities of the Government of Jamaica. The expectation is that through these interventions, Jamaica’s agricultural health and food quality systems will attain a level of compliance which enhances food security and international competitiveness. Approximately €5.0 million was allocated for the EPA II to build on the initiatives undertaken under the EPA I. EPA II will expand its main focus to include addressing upstream problems from the supply side, broadening the EU action in creating a sustainable and enabling environment for increased market presence of Jamaican exports.

The EPA is reciprocal and asymmetrical in nature, and covers trade in traditional export products, such as sugar, bananas, rum and rice, which will ultimately enter the EU duty-free and quota-free. The EU’s preferential system for bananas ended on January 1, 2006, and the sugar regime that existed under the CPA ended on September 30, 2009. As at October 1, 2009, ACP sugar exporters have duty-free, quota-free access to the EU market under a managed system lasting until 2015. Thereafter, sugar will enter the EU market duty-free and quota-free under the EPA. See “Jamaica—International Relationships—The CARIFORUM-EU Economic Partnership Agreement.”

The Jamaican banana industry contributed minimally to the export earnings since 2013. This was due to the exit of the major exporter from the market, as a result of devastating hurricanes in recent years. Jamaica has already commenced initiatives designed to improve the competitiveness of Jamaican bananas. See “The Jamaican Economy—Principal Sectors of the Economy—Agriculture, Forestry and Fishing.”

Imports

Merchandise imports increased by 25.4% in 2021 to US$5,975.6 million from US$4,765.5 million in 2020. This increase in the value of imports was due in part to higher spending on mineral fuels and related products, food, manufactured goods, chemicals, machinery and transport equipment, beverages and tobacco, and crude materials (excluding fuels). Imports of mineral fuels and related products increased in 2021 by 65.0% to US$1,547.0 million compared to US$937.3 million in 2020, due to higher imports of crude oil, motor spirit and other fuels and lubricants. Imports of machinery and transport equipment increased by 7.6% to US$1,196.7 million from US$1,112.0 million in 2020, due mainly to higher imports of transport equipment and capital goods excluding motor cars. In 2021, food imports increased by 20.3% to US$1,122.9 million from US$933.1 million in 2020, due to higher imports of food mainly for consumption, and for use in industry. In 2021, expenditure on manufactured goods increased by 30.3% to US$820.0 million from US$629.4 million in 2020 primarily due to the increased importation of iron and steel, manufacture of metals, non-metallic minerals, as well as cork and wood manufactures, excluding furniture. Imports of beverages and tobacco increased by 31.4% to US$71.2 million from US$54.2 million in 2020. Crude materials, excluding fuels, increased by 24.3% to US$91.1 million, due mainly to higher imports of cork and wood. For the purposes of this discussion, imports include cost, insurance and freight values and include free-zone imports and exclude goods procured in ports.

The following table shows Jamaica’s imports for the five years ended December 31, 2021:

Imports (c.i.f.)(1)

	2017	2018	2019	2020(2)	2021

	(in millions of US$)
Mineral Fuels and related products	1,370.6	1,610.2	1,726.7	937.3	1,547.0
Machinery	1,262.1	1,420.5	1,464.3	1,112.0	1,196.7
Food	839.8	908.9	1,025.6	933.1	1,122.9
Beverages and Tobacco	68.6	67.6	84.5	54.2	71.2
Crude Materials (excl. Fuels)	70.4	75.0	66.8	73.3	91.1
Animal and Vegetable Oils and Fats	47.1	34.7	35.8	36.5	56.0
Chemicals	664.6	762.3	654.9	571.1	650.1
Manufactured Goods	670.5	753.1	774.1	629.4	820.0
Miscellaneous Manufactured Articles	523.5	533.3	570.6	418.5	430.5
Other	20.2	4.9	0.1	0.1	0.1

Total Imports	5,537.4	6,170.5	6,403.4	4,765.5	5,975.6

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Revised.

Source: Statistical Institute of Jamaica.

Trading Partners

The major trading partners for Jamaica’s exports in 2021 were the United States of America, the Netherlands, Canada, the United Kingdom and the Russian Federation. Alumina was the major commodity exported to the European countries. The main trading partners for imports in 2021 were the United States of America, Brazil, China, Japan and Turkey. The following tables show the direction of trade for the five years ended December 31, 2021:

Exports (f.o.b.) by Destination

	2017	2018	2019	2020(1)	2021

	(in millions of US$)
USMCA (formerly NAFTA)(2)	683.4	809.8	771.7	689.6	797.1
of which USA	535.3	588.5	632.3	569.8	689.4
of which Canada	138.2	219.1	137.2	118.9	93.3
European Union(3)	259.5	330.6	323.9	179.0	181.3
UK(3)	51.3	47.3	56.8	56.9	63.7
CARICOM	80.0	78.5	94.2	82.1	94.3
Japan	12.3	9.5	8.3	8.7	7.2
Other countries	328.7	732.3	455.0	291.2	296.9

Total	1,363.9	1,960.7	1,653.1	1,250.6	1,440.5

(1)	Revised.
(2)	Name change for NAFTA effective 2021.
(3)	The UK exited the EU in 2021. The total figure for the EU in 2021 therefore excludes UK.

Source: Statistical Institute of Jamaica.

Imports (c.i.f.) by Origin(1)

	2017	2018	2019	2020(2)	2021

	(in millions of US$)
USMCA (formerly NAFTA)(3)	2,742.5	3,032.3	3,139.6	2,111.1	2,634.2
of which USA	2,433.0	2,740.7	2,912.9	1,905.7	2,411.2
of which Canada	97.2	128.2	106.0	97.9	107.7
European Union(4)	453.2	566.7	554.3	433.7	355.5
UK(4)	62.9	83.9	98.4	76.5	71.2
CARICOM	422.0	476.9	302.7	252.9	288.3
Japan	268.4	256.9	298.5	208.1	206.3
Other countries	1,651.3	1,837.7	2,108.3	1,759.7	2,420.1

Total	5,537.4	6,170.5	6,403.4	4,765.5	5,975.6

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Revised.
(3)	Name change for NAFTA effective 2021.
(4)	The UK exited the EU in 2021. The total figure for the EU in 2021 therefore excludes UK.

Source: Statistical Institute of Jamaica.

Foreign Direct Investment

FDI inflows peaked in 2008 at US$1,436.6 million, or 10.9% of GDP, before decreasing by 62.3% in 2009 as a result of the global economic recession. In 2011, FDI reached a low of US$218.2 million. Since 2012, FDI inflows have increased steadily to US$928 million (or 6.6% of GDP) in 2016, followed by a decrease of (US$39.1) million to US$888.8 million (or 5.9% of GDP) in 2017, according to the provisional numbers. In 2019, there was a decrease of US$109.2 million to US$665.4 million. This decrease was followed by a further reduction in 2020, when there was a decrease of US$340.3 million to US$325.1 million. This decrease was primarily due to the global economic recession brought on by the COVID-19 pandemic, which led to lower investment flows primarily for mining and energy by US$342.1 million, as well as lower flows for tourism of US$33.7 million. This was partially offset by an increase of US$36.4 million in inflows from the information, communications and technology industry. In 2021, there was a further reduction of US$4.6 million to US$320.5 million.

Annual FDI Flows to Jamaica by Region: 2009 to 2021

Source: Bank of Jamaica

Quarterly FDI Flows to Jamaica by Region: 2015 Q1 to 2021 Q4

Source: Bank of Jamaica

Portfolio Investments

For 2021, portfolio investments recorded a net lending balance of US$3.8 million relative to a net borrowing balance of US$343.7 million for 2020. The net lending balance for 2021 largely arose from a net acquisition of portfolio investment assets (outflows) of US$79.7 million, which was partly offset by net incurrence of portfolio investment liabilities (inflows) of US$75.9 million. The net acquisition of portfolio investment assets was mainly attributable to an increase in debt securities held by deposit taking institutions. However, the net incurrence of portfolio investment liabilities was mainly attributable to purchases of Jamaican equity by non-residents on the Jamaican Stock Exchange, partly offset by a reduction in foreign holdings of Jamaican government debt securities by non-residents.

Portfolio Investments

	2020(1)	2021
A. Net Acquisition of Portfolio Assets (inflows)/outflows	(177.5)	79.7
Equity	39.0	(14.9)
Bonds	(216.5)	94.6
B. Net Incurrence of Portfolio Liabilities inflows/(outflows)	166.3	75.9
Equity	260.8	130.4
Bonds	(94.5)	54.5
C. Net Portfolio Investments Balance [A minus B] (inflows)/outflows	(343.7)	3.8

(1)	Revised.

International Reserves

Net international reserves of the BOJ increased to US$4,000.8 million as at December 31, 2021, from US$3,126.1 million as at December 31, 2020. Gross international reserves as at December 31, 2021 were US$4,833.4 million, or approximately 33.5 weeks of goods and services imports.

As of March 31, 2022, net international reserves of the BOJ were US$3,675.8 million, with gross international reserves at US$4,323.7 million or approximately 29.6 weeks of goods and services imports.

The following table shows the BOJ’s international reserves for the period December 31, 2017 to December 31, 2021 and also to March 31, 2022.

International Reserves

	December 31,					March 31,
	2017	2018	2019	2020	2021	2022

	(in millions of US$)
Supplementary Fund	348.2	467.5	695.3	715.5	717.6	968.7
Special Drawing Rights	271.9	246.3	229.4	224.5	715.4	201.0
Other Reserves	3,161.1	2,818.2	2,706.4	3,141.1	3,400.4	3,154.0
Gross International Reserves	3,781.2	3,532.0	3,631.1	4,081.1	4,833.4	4,323.7
Total Foreign Liabilities	572.9	526.6	468.6	955.0	832.6	647.8
Net International Reserves	3,208.3	3,005.4	3,162.5	3,126.1	4,000.8	3,675.8
Gross Reserves in Weeks of Merchandise Imports	36.9	32.8	33.8	54.0	54.3	46.8
Gross Reserves in Weeks of Goods and Services Imports	25.2	19.5	22.9	38.8	33.5	29.6

Source: Bank of Jamaica.

Exchange Rates

As part of its economic liberalization program, Jamaica began gradually dismantling exchange controls in 1990 and formally abolished all remaining exchange controls with the repeal in 1992 of the Exchange Control Act. The movement of foreign exchange into and out of Jamaica is unrestricted. All Jamaican residents are permitted to hold, invest and borrow in foreign currency. Non-residents are also permitted to invest and borrow in both local and foreign currency in Jamaica. However, only an authorized dealer may carry on the business of trading in foreign currency or foreign currency instruments. In addition, an authorized dealer must be party to any transaction involving the buying or selling of foreign currency or foreign currency instruments in return for Jamaica dollars and the lending or borrowing of foreign currency. Cambios and bureaux de change are authorized specifically to buy and sell foreign currency.

Since the repeal of the Exchange Control Act in 1992, the exchange rate has been determined by market conditions and Jamaica has not set any trading band or target.

Resulting from the modernization of Jamaica’s foreign exchange market and increased two-way movement of the currency, in June 2018, Jamaica’s exchange rate arrangement was reclassified by the IIMF to ‘floating’, retroactively from September 2017, from a ‘stabilized arrangement’. The floating exchange rate regime corresponds to a lower minimum reserve adequacy requirement based on the IMF’s Assessing Reserve Adequacy (“ARA”) metric. This development resulted in a significant improvement in the country’s reserve adequacy.

During 2021, the Jamaican dollar gradually depreciated against the US dollar, with the JA/US dollar exchange rate rising from J$142.65 per US$1.00 at December 31, 2020 to J$155.09 per US$1.00 at December 31, 2021, a depreciation of 8.7%. This was the result of increased end-user demand for both portfolio and real sector purposes.

In 2021, total purchases in US dollars reported by authorized foreign currency traders increased to US$11,562.1 million from US$11,131.3 million in 2020. In 2021, total sales increased to US$12,953.1 million from US$11,805.9 million in 2020. During 2021, the BOJ’s intervention in the market resulted in net foreign currency sale of US$388.8 million via the trading room relative to net foreign currency sale of US$292.3 million via the trading room in 2020.

The official exchange rate as at March 31, 2022 was J$153.78 per US$1.00, representing an annual depreciation of 4.9% relative to the annual depreciation of 8.3% as at March 31, 2021.

The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the BOJ for US dollars on March 31, 2022 was J$153.78 per US$1.00. See “Exchange Rates.”

PUBLIC FINANCE

The Central Government Budget

The Government of Jamaica includes all ministries, departments and agencies whose activities form part of the budgetary operation of the central administration. The operations of Central Government and state-owned enterprises are now referred to as the overall public sector.

Jamaica’s fiscal year runs from April 1 of each year to March 31 of the following year. Pursuant to the Constitution and the FRF, the Minister of Finance and the Public Service has the responsibility of preparing estimates of revenue and expenditure and submitting those estimates to Parliament for approval before the beginning of the fiscal year to which they relate. In addition, the Minister of Finance must present a Fiscal Policy Paper, detailing multi-year budgets and targets and the fiscal strategy being pursued to achieve these targets. The Ministry of Finance and the Public Service, in conjunction with other ministries, departments, and agencies, prepares multi-year draft budgets, which must be approved by the Cabinet prior to its submission to Parliament. Under the aegis of the enhanced fiscal rules which were legislated in March 2014, Parliament is required to approve the budget prior to the start of the fiscal year to which the budget relates—that is, no later than March 31.

The budget distinguishes between recurrent and capital expenditure. Recurrent expenditure refers to operating expenditure of the Central Government, while capital expenditure refers to the Central Government’s planned investment for the fiscal year. The major criteria used in determining allocation levels for recurrent expenditure are expenditure ceilings based on Jamaica’s economic policy, Jamaica’s priorities for the fiscal year, and commitments arising from the continuation of programs, projects and policies previously authorized by the Cabinet. Such commitments include interest on public debt, a statutory obligation that is paid first, as well as salaries, rent and public utilities. The major criteria used in deciding allocation levels for capital expenditure are current year projections for public investment, multilateral/bilateral programs and the implementation status of projects.

Jamaica has made significant progress in reducing its public debt-to-GDP ratio in recent years, but it still remains relatively high. This indebtedness has impacted the ability of the Government to increase its spending in critical areas such as national security, education, healthcare, and infrastructure. Spending in these sectors is often supplemented through bilateral/multilateral (project) funding flows. Fiscal space has been limited, as payments to service the debt take precedence over expenditure for other policies and programs. Nevertheless, the Government remains committed to prioritizing the social protection program, in an effort to minimize any potentially adverse impact on the most vulnerable within the population. The allocations from revenues to education, healthcare, and national security have been mainly to cover the operating costs of these ministries/sectors, while the bilateral and multilateral (project) funding are utilized to supplement the capital budgets of these ministries. These funds are used to build and maintain schools, maintain hospital equipment and buildings in the health sector, and make infrastructural improvements. As part of the fiscal consolidation program, each year, the NHT transfers J$11.4 billion to the Central Government, under its financial distributions policy. The NHT support is set to expire by March 31, 2026. The proceeds from the NHT form part of the overall financial distributions that come from public bodies. These proceeds are paid quarterly and are recorded under Non-Tax Revenue.

The following table shows Jamaica’s fiscal results for FY 2018/19 through FY 2021/22 and projections for FY 2022/23:

Government Revenue and Expenditure

In millions of J$

	2018/19(8)		2019/2020(8)	2020/21(8)	2021/22(8)		2022/23(9)
Revenue and Grants	628,985.2		649,759.2	575,401.1	720,557.0		749,780.1
Tax Revenue	542,919.4		579,397.1	505,686.7	616,368.0		671,536.1
Income and Profits	143,519.1		159,726.1	161,429.4	178,892.0		189,590.8
Production and Consumption	191,452.7		201,343.1	172,675.9	196,925.8		218,288.9
Of which GCT (local)	100,695.0		109,303.8	91,191.6	106,764.2		119,622.2
International Trade	207,947.6		218,327.9	171,581.3	237,230.4		263,656.4
Non-Tax Revenue(1)	72,850.5		64,505.2	62,182.6	93,160.4		65,398.7
Bauxite Levy	136.5		0.0	0.0	2,461.7		4,908.3
Capital Revenue(2)	2,531.7		1,200.2	352.1	908.4		1,477.0
Grants	10,547.0		4,656.8	7,179.7	7,658.5		6,460.0
Expenditure	604,597.5	(10)	630,354.4	635,911.3	698,895.5		742,945.5
Recurrent Expenditure(3)	538,393.2		559,961.4	586,727.2	648,385.3		677,878.2
Programs	209,079.7		216,856.6	234,693.0	269,586.5		249,226.0
Compensation(4)	200,125.3		211,617.6	222,996.3	241,751.1		290,243.1
Of which Wages and Salaries	183,505.5		195,935.5	208,002.2	222,680.0		268,825.1
of which Back pay(5)	n.a.		n.a.	n.a.	n.a.		n.a.
Of which Employer’s Contribution	16,619.8		15,682.1	14,994.1	19,071.1		21,418.0
Interest	129,188.1		131,487.3	129,037.9	137,047.7		138,409.1
Domestic	51,026.0		47,596.1	50,338.6	54,711.9		61,385.1
Foreign	78,162.1		83,891.2	78,699.2	82,335.9		77,024.0
Capital Expenditure(6)	66,204.3		70,392.9	49,184.1	50,510.2		65,067.3
Fiscal Surplus (Deficit)	24,387.7		19,404.8	(60,510.2)	21,661.5		6,834.5
Loan Receipts	114,180.1		126,060.1	221,924.9	149,597.5		124,130.1
External	37,626.9		51,081.4	55,832.0	73,802.4		32,082.5
Domestic	76,553.2		74,978.7	166,092.9	75,795.0		92,047.6
Amortization	132,990.1		169,046.6	159,085.5	159,791.1		169,057.9
External	52,982.0		98,565.9	46,307.3	87,423.1		52,631.4
Domestic	80,008.1		70,480.6	112,778.2	72,368.0		116,426.5
Other Inflows(12)	27,894.9		104,174.9	3,338.5	2,740.5		32,514.6
Other Outflows(13)	35,164.5		37,933.2	36,967.0	19,267.9		0.0
Primary Surplus (Deficit)	153,575.8	(11)	150,892.1	68,527.7	158,709.3		145,243.6
Overall Surplus (Deficit)	(1,691.9)		42,660.0	(31,299.3)	(5,059.5)		(5,578.6)
GDP(7)	2,053,279		2,121,087	1,948,842	2,257,739.5	(14)	2,476,988.2

Source: Ministry of Finance and the Public Service and the Planning Institute of Jamaica.

(1)	Non-tax revenue includes user fees, dividends from government owned entities and interest revenue.
(2)	Capital revenue includes loan repayments.
(3)	Recurrent expenditure refers to the Government’s day-to-day operational expenses.
(4)

Based on adoption of a Revised Chart of Accounts beginning with the FY 2016/17 Budget, consistent with the IMF’s Government Finance Statistics, the fiscal accounts now show a category called Compensation of Employees broken out into (a) wages and salaries paid to employees and (b) contributions made by the Government toward statutory deductions and health insurance.

(5)

Back pay represents payments, in any given year, of wages/salaries and allowances due for previous fiscal years. There is no back pay programmed for FY 2022/23; all arrears were cleared as at March 31, 2018.

(6)	Capital expenditure refers to Jamaica’s investment for the fiscal year.
(7)

The GDP figures for FY 2018/19 through FY 2020/21 have been revised based on the most recent release of the GDP data from the Statistical Institute of Jamaica (STATIN). The gross domestic product series was revised in 2003 and subsequently revised again in 2008. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition the base year has been changed from 1996 to 2007.

(8)	Actual Outturns.
(9)	The figures provided in this column represent the Original Budget for FY 2022/23.
(10)	This figure of J$604,597.5 million excludes BPO capital expenditure of J$1,649.6 million. With BPO inclusion, the total expenditure would be J$606,247.1 million.
(11)

This figure of J$153,575.8 million is higher because of the exclusion of the BPO capital expenditure referenced in footnote 10. With the BPO inclusion, the primary surplus would be J$151,926.2 million.

(12)	Other Inflows include receipts associated with the PetroCaribe Development Fund (PCDF) which has been reintegrated into the Central Government and divestment proceeds.
(13)	Other Outflows include loans provided by the Central Government to Public Bodies.
(14)	This represents the estimate for Nominal GDP for FY 2021/22. The expected release date for the actual outturn is June 30, 2022.

Revenue and Expenditure for FY 2021/2022

Jamaica posted a fiscal surplus in FY 2021/22 of J$21.7 billion or an estimated 1.0% of GDP. This followed a fiscal deficit in FY 2020/21 of J$60.5 billion or an estimated 3.1% of GDP and a fiscal surplus in FY 2019/20 of J$19.4 billion or 0.9% of GDP. The improved fiscal position for FY 2021/22 compared to the previous fiscal year is primarily due to the impact of the relaxation of restrictions imposed to contain the spread of the COVID-19 disease. Compared to FY 2020/21, revenue and grants inflows, as well as expenditure increased. The increase in expenditure, was largely driven by higher Compensation of Employees (based on the FY 2021/22 Public Sector Wage Agreement) and the continuation of some initiatives under the Covid Allocation of Resources for Employees Programme, a temporary cash transfer program which was implemented by the Government to cushion the economic impact of the COVID-19 pandemic on individuals and businesses. In comparison to the originally budgeted 0.3% of GDP fiscal balance, a fiscal surplus of 1.0% of GDP is estimated for FY 2021/22. Revenues and grants were above the original target by J$47.9 billion or 7.1% and higher than the revised target by J$3.1 billion or 0.4%, while expenditure was J$31.6 billion or 4.7% above the original budget but J$12.9 billion or 1.8% below the revised budget. The House of Representatives approved revisions to the original budget in September 2021, and January 2022. Jamaica has maintained relatively high primary surpluses over the past decade. The fiscal operations recorded primary surpluses of an estimated 7.0% of GDP in FY 2021/22, 3.5% of GDP in FY 2020/21, 7.1% of GDP in FY 2019/20 and 7.5% of GDP in FY 2018/19. The primary surplus for FY 2021/22 amounted to J$158.7 billion, compared to the original target of J$131.4 billion and the revised target of J$142.1 billion.

Overall, revenue and grants were J$47.9 billion, or 7.1% above the original target for FY 2021/22 and J$3.1 billion or 0.4% above the revised budget. This compares to J$575.4 billion, or 25.2% above the outturn for FY 2020/21. The operations of the overall public sector generated an estimated surplus of approximately 1.0% of GDP in FY 2021/22, deficit of 3.1% of GDP in FY 2020/21, and surpluses of 0.9% of GDP in FY 2019/20, and 1.2% of GDP in FY 2018/19. The originally budgeted overall public sector balance was a surplus of 0.3% of GDP, which was maintained in the revised budget for FY 2021/22.

Revenue and Grants

Total revenue and grants for the Central Government for FY 2021/22 were J$720.6 billion, or an estimated 31.9% of GDP. This represents an increase of J$145.2 billion or 25.2% over total revenue and grants collected in FY 2020/21. Collections in FY 2021/22 were J$47.9 billion or 7.1% above the originally budgeted levels, and J$3.1 billion or 0.4% below the revised budget. Tax revenues of J$616.4 billion accounted primarily for the increase in revenue and grants, exceeding the original budget by J$43.9 billion or 7.7%, and higher than the revised budget by approximately J$10.1 billion or 1.7%. Tax revenue for FY 2021/22 increased by 21.9% when compared to FY 2020/21. Non-Tax Revenue under-performed relative to the original budget as well as the revised budget. Non-Tax Revenue of J$93.2 billion for FY 2021/22 was J$1.0 billion or 1.1% below the original budget, and approximately J$3.9 billion or 4.0% below the revised budget. The outturn was 49.8% higher than the Non-Tax Revenue for FY 2020/21, primarily due to inflows of J$32.6 billion from the BOJ, which represented a distribution from accumulated profits for the period 2018-2020, in accordance with the Bank of Jamaica Act. Grant inflows over-performed relative to the original budget, but under-performed as compared to the revised budget. Grant receipts for FY 2021/22 totaled J$7.7 billion, 32.6% above the original budget, but 29.2% below the revised budget. Capital Revenue over-performed relative to the original budget but under-performed compared to the revised budget. Capital Revenue of J$0.9 billion was J$0.8 billion above the original budget, but J$0.2 billion or 20.6% below the revised budget.

Expenditure

Total expenditure (excluding amortization) for FY 2021/22 was J$698.9 billion, or an estimated 31.0% of GDP. This represented a 9.9% increase over FY 2020/21 and was J$31.6 billion or 4.7% above the original budget, but J$12.9 billion or 1.8% below the revised budget. Recurrent expenditure totaled J$648.4 billion in FY 2021/22, representing 92.8% of total expenditure, with capital expenditure representing 7.2% of total expenditure. Recurrent expenditure was J$35.3 billion or 5.8% higher than originally budgeted, but J$9.2 billion or 1.4% below the revised budget, largely driven by lower than targeted recurrent program spending.

Recurrent programs represented 41.6% of total recurrent expenditure in FY 2021/22 compared to 40.0% in FY 2020/21. Similarly, Compensation of Employees represented 37.3% of recurrent expenditure in FY 2021/22 compared to 38.0% in FY 2020/21. Interest costs represented 19.6% of total expenditure in FY 2021/22, 20.3% of total expenditure in FY 2020/21, and 20.9% of total expenditure in FY 2019/20. Interest expenditure consumed 19.1% of total revenue and grants in FY 2021/22, compared to 22.4% in FY 2020/21, and 20.2% in FY 2019/20. Interest costs as a percentage of total revenue and grants have averaged 20.6% over the last three years.

Expenditure on compensation of employees in FY 2021/22 increased to J$241.8 billion, or by 8.4%, compared to J$223.0 billion in FY 2020/21, due primarily to payment of new salary rates to public sector workers in accordance with the wage agreement for FY 2021/22.

Interest costs of J$137.0 billion were J$11.1 billion above the original budget and J$0.6 billion above the revised budget, and included domestic interest costs of J$54.7 billion and foreign interest costs of J$82.3 billion. Domestic interest costs were J$4.4 billion or 8.8% above the original budget and J$0.9 billion or 1.6% above the revised budget. Foreign interest costs were J$6.7 billion or 8.9% above the original budget but J$0.3 billion or 0.3% below the revised budget.

The interest costs for FY 2021/22 were J$8.0 billion or 6.2% higher than the total of J$129.0 billion for FY 2020/21. In FY 2021/22, interest payments amounted to an estimated 6.1% of GDP, which represents a decrease relative to FY 2020/21, when interest payments accounted for 6.6% of GDP. The decrease in the interest payment-to-GDP ratio reflects the estimated sharp increase in GDP for FY 2021/22.

FY 2022/23 Original Budget

The Government’s target for FY 2022/23 is a primary surplus of 5.9% of GDP, equivalent to J$145.2 billion, and a fiscal surplus of 0.3% of GDP, equivalent to J$6.8 billion. Revenue and grant inflows are projected at J$749.8 billion with expenditure at J$742.9 billion.

Revenue and Grants

The revenue and grants projection for FY 2022/23 represents 30.3% of the projected GDP, a decrease of 1.6 percentage points below the estimated 31.9% in FY 2021/22. Tax revenue of J$671.5 billion is estimated to account for 89.6% of total revenue and grants, 4.0 percentage points higher than in FY 2021/22.

Tax revenue is budgeted to increase by 9.0% or J$55.2 billion, above collections in FY 2021/22, due mainly to the projected economic expansion in nominal income, with the revised forecast of nominal GDP showing a rise by 9.7% in FY 2022/23.

Grant receipts are budgeted to decrease by J$1.2 billion, or 15.6% below FY 2021/2022 inflows.

Expenditure

Expenditure (less amortization) is budgeted to increase by 6.3% over FY 2021/22 due to higher recurrent expenditure and capital expenditure. The FY 2022/23 expenditure budget is projected to be J$742.9 billion, comprised of J$677.9 billion for recurrent expenditure and J$65.1 billion for spending on capital projects. Of the recurrent budget, J$249.2 billion is allocated to recurrent programs, J$290.2 billion is allocated to Compensation of Employees comprised of J$268.8 billion and J$21.4 billion for wages and salaries and employers contribution, respectively and J$138.4 billion is allocated to interest payments. The expenditure on wages and salaries is budgeted to increase by 20.7% in FY 2022/23. This increase is due primarily to expected increase in wages and salaries to public sector employees based on the planned implementation of the first phase of the public sector compensation restructure.

Over the medium-term, the Government is targeting an average primary surplus of 5.3% of GDP. The contribution of expenditure towards the achievement of these targets is embodied in the FY 2022/23 expenditure profile, with total expenditure of J$912.0 billion. This is comprised of expenditure of J$742.9 billion, debt amortization payments of J$169.1 billion. There are no other outflows programmed for FY 2022/23. Debt-servicing is projected to be approximately J$307.5 billion and accounts for the largest portion of the overall budget at 33.7%, followed by education services at J$123.7 billion or 13.6%, national security at J$99.4 billion or 10.9% and health services at J$98.0 billion or 10.7%. The projected debt service for FY 2022/23 shows a nominal increase of J$10.6 billion, net of appropriations-in-aid, when compared to the FY 2021/22 outturn of J$296.8 billion, or 33.8% of overall expenditure.

The Government’s financing requirement for FY 2022/23 amounts to J$162.2 billion. There is a net cash need of J$5.6 billion after amortization payments of J$169.1 billion, partially offset by a projected fiscal surplus of J$6.8 billion, are financed by loan receipts of J$124.1 billion and other inflows of J$32.5 billion. This net cash need will be covered by cash reserves.

Social Programs FY 2022/23

In March 2022, the Minister of Finance and the Public Service announced further social assistance programs for FY 2022/23 of approximately J$4.0 billion in the aggregate, including financing and fuel cost relief to taxi operators, transportation assistance for certain students, subsidies for low energy consumers, food assistance, and subsidies for certain bank account holders.

Wage Developments

In light of the expected increase in wages and salaries for FY 2022/23, due to the planned implementation of the first phase of the public sector compensation restructure, provisions have been made in the budget to meet the projected increases. For FY 2022/23, the wage bill, as a percentage of GDP, is projected to be 10.9%. The wage bill for FY 2021/22 was an estimated 9.9% of GDP.

Taxes and Tax Reform

History

Since independence, the Jamaican tax system has been dependent on a multiplicity of indirect taxes, including on international trade, and an income tax system with different marginal tax rates and several deductible allowances. Jamaica has engaged in major tax reform in the mid-1980s as well as the 1990s. In 2004, a comprehensive study of Jamaica’s tax system by a university found that the system, while it had a sound basic structure, had major problems. Since 2004, the Government has sought to address some of the issues identified in the study, including improving receipts from indirect taxes through increasing the general consumption tax (“GCT”) and enhancing the effectiveness of tax administration.

During 2009, 2010 and 2011, the Government introduced additional tax measures aimed at increasing revenue as a percentage of GDP. Following a Green Paper on Tax Reform issued by the Ministry of Finance and the Public Service in May 2011, a White Paper on Tax Reform 2012 was issued on November 15, 2012. The Green Paper and White Paper on Tax Reform focused on several areas to be reformed over a three-year period. These reforms included, among others, the following: removing basic food from the tax system; reducing the statutory corporate income tax rate to be competitive with regional and international competitors; imposing withholding tax on dividends; overhauling capital allowances regime; preventing tax delinquents from benefiting from tax incentives and tax credits for research and development; limiting capital gains tax in lieu of a reduced transfer tax; and enhancing tax administration to increase compliance.

As part of the Economic Reform Program (“ERP”), the Government committed itself to tax reforms that strengthen tax administration and significantly cut back the granting of tax incentives, exemptions and zero rates. The tax reform is meant to be targeted to significantly broaden the tax base, simplify the tax system, reduce economic distortions in the system and pave the way for a phased reduction in tax rates to a competitive level.

FY 2015/16, FY 2016/17, FY 2017/18 and FY 2018/19

Revenue measures implemented for FY 2015/16, FY 2016/17, FY 2017/18 and FY 2018/19 included, among others, the following:

•

On April 1, 2015, a GCT on the consumption of electricity for residential purposes was re-imposed at the standard rate of 16.5% on customers whose monthly consumption is in excess of 350 kWh. This threshold was revised in 2017 to 150 kWh.

•

Effective March 2015, outdated fees for trade and business licenses last amended in 1987 were rationalized to reflect the current economic cost of administering the Licences under the Trade and Business Act.

•

For FY 2015/16, the Government of Jamaica introduced as one of its revenue measures the withholding tax on specified services (“WTSS”), which resulted in the insertion of new Sections 31B and 31C as amendments to the Income Tax Act. The 3% tax took effect on May 1, 2015, however the effective date of implementation was September 1, 2015. The WTSS is designed to improve compliance in the service industry by mandating that certain service providers, including the major professions, file an income tax return in order to obtain a credit for the tax withheld at source.

•

Transfer pricing rules were introduced in December 2015 as a mechanism to protect Jamaica’s tax revenue from base erosion and profit-shifting strategies carried out by Multi-National Enterprises. The rules reflect a clarification and enhancement of anti-avoidance provisions first introduced in 1970. The transfer pricing regime for income tax purposes was implemented through the passage of the Income Tax (Amendment) (No. 2) Act 2015 and the accompanying Income Tax (Transfer Pricing Documentation) Regulations 2015. The transfer pricing rules, which are based on the arm’s length principle and in accordance with Organisation of Economic Co-Operation Development (“OECD”) standards, took full effect in the year of assessment, 2016.

•

To stimulate investment in the Junior Stock Market in 2009, the Income Tax (Jamaica Stock Exchange Junior Market (Remission) Notice, 2009) was introduced. The Notice stipulated that 100% of the payment of income tax by listed companies would be waived for a period of five years and a further 50% of income tax would be waived for an additional five years, bringing the incentive period to a total of ten years. Section 93 of the Income Tax Act was later amended to allow for the continuation of the tax incentive to the Junior Stock Market as outlined in the Seventh Schedule of the Income Tax Act, which was repealed and replaced with new conditions.

•	The SCT on cigarettes was increased in March 2015 to J$12 per stick, further increased to J$14 per stick in May 2016, and again increased to J$17 per stick in March 2017.

•

The Personal Income Tax (“PIT”) annual threshold was increased in two phases to J$1,500,096. On July 1, 2016, the annual threshold moved from J$592,800 to J$1,000,272, and the second phase increased the annual threshold to J$1,500,096 in April 2017. Statutory income of individuals earning in excess of J$6 million now attracts a rate of 30% on the excess. For FY 2016/17, taxes garnered from the increased PIT threshold were J$3.1 billion higher than predicted.

•

In FY 2017/18, a GCT on group health insurance premiums was introduced at the standard rate of 16.5% as a means of broadening the GCT tax base within the context of a shift in tax strategy from direct to indirect taxes. The measure became effective in April 2017.

•	Effective May 13, 2016, SCT rates were increased by J$7 per liter on E10 87, E10 90, Diesel and Ultralow Sulphur Diesel.

•

In 2016, an SCT was introduced on LNG and a revision of the Heavy Fuel Oil (“HFO”) regime was implemented. LNG was subject to the standard rate of GCT; however, the amendment removed the GCT and imposed the SCT at J$4.56 per mmbtu (the measurement of LNG). HFO was increased from J$0.1512 per liter to J$2.0006, effective May 13, 2016. The SCT imposed on LNG, however, was never gazetted, thus no SCT has been collected from this revenue measure.

•

Effective June 1, 2016, the departure tax was increased to US$35. The previous departure tax was US$20 but was converted to Jamaican dollars, resulting in a reduction based on the devaluation of the Jamaica dollar to US$14.

•	In FY 2017/18, there was an across-the-board increase of 20% on motor vehicle license and associated fees.

The tables below detail the asset tax rates:

Asset Tax – Regulated Entities

Value of Asset	Rates Y/A 2013 and 2014 (%)	New Rates Y/A 2015 (Due March 15, 2015) (%)	New Rates Y/A 2016 (Due March 15, 2016) (%)
Entities regulated by BOJ – Asset Value defined by BOJ	0.14	0.25	0.25
Life Insurance Co. (for 1 year after which it reverted to the rate being paid by other regulated entities)	0.14	1.00	0.25

Asset Tax – Unregulated Entities

Value of Asset (J$)	Rates Y/A 2013 and 2014 (J$)		New Years from Y/A 2015 (Due March 15, 2015) (J$)
<50,000	5,000		5,000
50,000 and over but less than 500,000	25,000	(1)	25,000	(1)
500,000 and over but less than 5M	50,000		100,000
5M and over but less than 50M	75,000		150,000
50M and over	100,000		200,000

(1)	There is no change in the above rates

FY 2019/2020

Revenue measures implemented for FY 2019/20 included the following:

•

The increase in the Annual General Consumption Tax (“GCT”) threshold: The annual GCT threshold was last increased in 2009 to J$3,000,000 up from J$1,000,000. Effective as of April 1, 2019, the new measure will see an increase in the threshold to J$10,000,000 per annum, or an average of J$833,333.3 per month, up from the existing J$3,000,000 per annum. The increase in the threshold is geared towards stimulating economic activity, particularly, in the micro and small business sectors while fostering economic growth.

Under the new Revenue Measures persons whose gross annual sales are less than J$10,000,000 will no longer be obligated to register for GCT and those already registered will no longer be required to file a monthly GCT Return. However taxpayer’s with gross supplies falling below the threshold, may apply to the Commissioner General of TAJ for voluntary registration.

The new measure is expected to result in savings to the Government from reduced administrative cost as well as savings to micro and some small businesses from removing the requirement to register and file GCT Returns. Reduction in revenue is estimated at J$0.7 billion.

•

Stamp Duty Reform. The measure will see an amendment to the Stamp Duty Act to supplant the ad valorem stamp duty rates payable on any instrument pursuant to the Stamp Duty Act, including the granting of security as collateral for loans, with a specific (flat rate) stamp duty of J$100.00 per document/parcel related to transactions valued below J$500,000.00 and a flat stamp duty of J$5,000.00 per document/parcel related to transactions valued at J$500,000 or more to be effective from April 1, 2019.

This measure is expected to stimulate property development, real-estate activities, economic growth and job creation. Reduction in revenue is estimated at J$6.7 billion.

•

Transfer Tax Reform. Effective as of April 1, 2019, this reform will cause a reduction (from 5% to 2%) in the Transfer Tax payable on real property and financial instruments. The rate of tax on inter vivos transactions was last increased from 4% to 5% on April 1 2013. The decrease in rate (from 5% to 2%) of the Transfer Tax payable on the transfer of real property and financial instruments is aimed at stimulating, greater competition and activity in, and access to credit markets, greater business and economic activity, property development, real estate activities and economic growth and job creation. Reduction in revenue is estimated at J$3.4 billion.

•

Increase in the Transfer Tax (i.e. Estate Tax) threshold applicable to the estate of deceased persons. The Transfer Tax threshold was last increased on June 1, 2005 to J$100,000 up from J$10,000. The new measure will see an increase in the threshold from J$100,000 to J$10,000,000.

The increase in the threshold is aimed at enabling beneficiaries to utilize the equity in inherited properties to leverage economic opportunities. Reduction in revenue is estimated at J$0.3 billion.

•

Modified Assets Tax. Asset tax is no longer applicable to non-financial institutions. The tax which had not been increased since 2015 ranged from J$5,000 to J$200,000. It will not be payable by non-financial institutions with effect from year of assessment 2019.

The measure is expected to lower costs for micro and small businesses and better align taxation with profitability. Reduction is revenue estimated at J$1.8 billion.

FY 2020/21

Revenue measures implemented for FY 2020/21 included the following:

•

Reduction in the Standard GCT Rate. Effective as of April 1, 2020, the standard GCT rate was reduced from 16.5% to 15%. This measure is expected to reduce the incentive for taxpayers to be non-compliant, incentivize all sectors through lower upfront costs and increased cash flow and will serve to encourage economic growth.

•

Reduction in the Asset Tax Rate. The proposed reduction will decrease the Asset Tax rate from .25% to .125%. Due to the COVID-19 pandemic, implementation has been postponed until 2022 and subsequent years of assessment. This reduction is the second phase of the reform of the Asset Tax Regime.

•

New Income Tax Credit. The tax credit applies to companies, both regulated and unregulated, with annual sales/revenue less than or equal to J$500 million. The credit claimable in respect of year of assessment 2020 (and subsequent years of assessment) is J$375,000 and is to be applied against tax payable. The credit cannot be carried forward nor result in a refund. The value of the credit is similar to the threshold benefit afforded to individuals.

FY 2021/22

Revenue measures implemented for FY 2021/22 included the following:

•	Imposition of a de minimis value of up to US$500 on outright, direct and permanent exports, for the purposes of the Customs Administrative Fee.

FY 2022/23

No revenue measures have been implemented for FY 2022/23; however, the following cabinet submissions are being prepared:

•	amendment to Part 1 C of the Third Schedule of the GCT Act to insert new item numbered as 32 “Importation of Lithium-ion batteries for use in solar applications”; and

•	reduction on import duties on electric vehicles from 30% to 10% for a five-year period.

PUBLIC SECTOR INDEBTEDNESS

General

Under Section 116 of the Constitution, all loans charged on Jamaica’s Consolidated Fund, including all external debt payments such as those under the debt securities, represent a statutory charge on the revenue and assets of Jamaica. See “Public Finance—The Central Government Budget.” These statutory charges are paid without any requirement of parliamentary approval, directly from revenue and assets, before funds are available to Jamaica for other policies and programs.

The Constitution and the Financial Administration and Audit Act give the Ministry of Finance and the Public Service overall responsibility for the management of Jamaica’s public debt. In November 2012, the House of Parliament approved the Public Debt Management Act, 2012, to make provision for the better management of the public debt. The legislation repealed the Loan Act of 1964 and several enactments related to the incurrence of debt by the Government and other connected matters. The Public Debt Management Act provides for the circumstances under which the Minister of Finance may borrow money, including to finance fiscal deficits, refinance any maturing or outstanding public debt and finance prepayments. The borrowing limits under the Public Debt Management Act are subject to the Financial Administration and Audit Act, as amended, which provides that the Minister of Finance may take any measure to, among others, reduce the fiscal balance to nil and reduce the total public debt of Jamaica to 96% of GDP by the end of March 31, 2020 and 60% of GDP by the end of the financial year ended March 31, 2026. As guided by the Public Debt Management Act, contingent liabilities as a percentage of GDP was 3.9% at December 31, 2021, decreasing from 4.7% at end FY 2020/21 and is targeted to fall to less than 3.0% by FY 2026/27. The above-mentioned targets may be exceeded under limited circumstances including parliamentary approval allowing suspension of the fiscal rules for a specified period during the occurrence of major adverse shocks such as natural disasters or a severe economic contraction. If the above were to occur, there would be an automatic correction mechanism that would allow for deviations to be addressed in a systematic manner with specified adjustment levels relative to whether the deviations exceeded either the lower threshold of 1.5% of GDP or the upper threshold of 3.5% of GDP. Jamaica was declared a disaster area on account of the COVID-19 pandemic. The fiscal rules were suspended given that the fiscal impact exceeds the lower threshold of 1.5% of GDP. This has led to a pushback by two years of the debt-GDP target of 60% and Government guarantees as a percentage of GDP, to 2027/28. The public debt management framework was strengthened in October 2017 to improve the operational efficiency and effectiveness of debt management.

In keeping with international best practices, the Government of Jamaica adopted a revised definition of public debt on April 1, 2017. Under the old definition, public debt was defined as the sum of Central Government debt plus that of the central bank, the BOJ and external guarantees. The new definition defines public debt as the consolidated debt of Specified Public Sector except that of the BOJ, net of any cross holdings. The new definition broadens the coverage of debt reporting to include all debt held by the Specified Public Sector including all guaranteed and non-guaranteed debt. The adoption of the new debt definition in 2017 decreased the debt to GDP ratio by an estimated 4.4% at the end of FY 2021/22.

For FY 2021/22, the public debt to GDP is estimated at 96.3%, a return to the downward trajectory which was disrupted in FY 2020/21. Further, Jamaica has never defaulted on any of its external or domestic debt obligations.

Domestic Debt

At March 31, 2022, Jamaica’s domestic debt was approximately J$810.1 billion, which excludes government-guaranteed securities. At December 31, 2021, Jamaica’s domestic debt, which excludes government-guaranteed securities, was J$824.1 billion, an increase of 6.1% when compared to the domestic debt level at December 31, 2020. Jamaica has incurred domestic debt primarily to provide budgetary financing.

In addition to this level of domestic debt, Jamaica has guaranteed certain financial obligations of public sector entities, which carry out major infrastructure projects from time to time. At March 31, 2022, the extent of these internal guarantees was approximately J$23.4 billion.

Currently, Jamaica’s domestic debt consists mainly of Benchmark Investment Notes, following the JDX and NDX Initiatives (see below), which saw an exchange of some of the previously issued debt instruments. At December 31, 2021, 3.6% of the outstanding domestic debt was scheduled to mature within one year, 33.6% between one and five years and the remaining 62.6% after five years. The interest rate composition of the domestic debt at December 31, 2021 was 77.5% contracted on a fixed rate basis, while 22.5% was contracted on a floating interest rate basis and 0% was non-interest bearing.

Jamaica issues both local and foreign currency-denominated bonds in the domestic market. Foreign currency denominated bonds that are issued in Jamaica are classified as domestic debt. Further to the buy-back of US dollar denominated bonds in September 2018, there are no foreign currency denominated bonds in the stock of domestic debt.

At March 31, 2022, 12.9% of Jamaica’s domestic debt was scheduled to mature in one year, 23.0% in five years and the remaining 64.1% after five years. At March 31, 2022, approximately 22.9% of the domestic debt was on a floating rate basis, 77.1% on a fixed rate basis.

At December 31, 2021, Jamaica had J$813.8 billion of domestic bonds and securities outstanding, excluding treasury bills, representing 98.8% of total domestic debt. This represented a J$47.6 billion, or 6.2%, an increase over the level outstanding at December 31, 2020. The domestic debt did not comprise of any loans.

The outstanding stock of treasury bills at December 31, 2021, was J$10.3 billion, representing 1.3% of total domestic debt. Treasury bills are auctioned on a multiple-price basis.

The following table shows domestic debt by instrument type for the last five years as at December 31, 2021, and as at March 31, 2022:

Domestic Debt by Instrument Type

	December 31,					March 31,
	2017	2018	2019	2020	2021	2022

	(in millions of J$)
Securities
Treasury Bills	7,800.0	8,855.2	10,300.0	10,300.0	10,300.0	10,300.0
Local Registered Stocks	—	—	—	—	—	—
J$ Benchmark Notes(1)	703,242.5	693,992.9	682,532.7	712,801.6	756,073.1	741,076.1

Total	711,042.5	702,848.1	692,832.7	723,101.6	766,373.1	751,376.1

Bonds
Land	—	—	—	—	—	—
US$ Denominated	—	—	—	—	—	—
US$ Indexed	—	—	—	—	—	—
CPI Indexed Bonds (1)	46,938.7	49,019.0	50,918.4	53,331.2	57,700.8	58,713.5

Total	46,938.7	49,019.0	50,918.4	53,331.2	57,700.8	58,713.5

Loans
Commercial Banks	1,925.0	—	—	—	—	—
Other (including Public Sector)	369.4	253.9	150.8	50.2	.1	.1

Total	2,294.4	253.9	150.8	50.2	.1	.1

Total	760,275.8	752,120.9	743,902.1	776,483.2	824,074.0	810,089.7

(1)	These instruments were issued as part of JDX. See “—The Jamaica Debt Exchange.”

Source: Ministry of Finance and the Public Service.

The following table shows the amortization schedule over the next five years for domestic debt outstanding as at March 31, 2022:

Domestic Debt Amortization Schedule

as at March 31, 2022

	2022	2023	2024	2025	2026

	(in millions of J$)
Bonds(1)	1,616.6	113,103.5	62,540.5	125,986.4	40,494.7
Loans	—	—	—	—	—

Total	1,616.6	113,103.5	62,540.5	125,986.4	40,494.7

(1)	Includes securities.

Source: Ministry of Finance and the Public Service.

The following table shows the interest schedule over the next five years for domestic debt outstanding as at March 31, 2022:

Central Government Domestic Debt Interest Schedule

as at March 31, 2022

	2022	2023	2024	2025	2026

	(in millions of J$)
Bonds(1)	6,923.3	60,196.1	58,378.9	49,271.2	47,539.7
Loans	795.8	795.8	795.8	795.8	795.8

Total	7,719.1	60,991.90	59,174.7	50,067.0	48,335.5

(1)	Includes securities.

Source: Ministry of Finance and the Public Service.

The following table shows the maturity structure of domestic debt outstanding as at March 31, 2022:

Domestic Debt Maturity Structure

as at March 31, 2022

	Less than 1 year	1–5 years(1)	5–10 years(1)	10 years and over (2)	Total

	(in millions of J$)
J$ Benchmark Notes	94,460.2	186,193.4	242,639.8	276,496.2	799,789.6
US$-Denominated Notes and Loans	—	—	—	—	—
Treasury Bills	10,300.0	—	—	—	10,300.0
Commercial Bank and Public Sector Entity Loans	—	—	—	—	—
Other	—	—	—	0.2	0.2

Total	104,760.2	186,193.4	242,639.8	276,496.4	810,089.8

(1)	Medium-Term debt.
(2)	Long-Term debt.

Source: Ministry of Finance and the Public Service.

The following table shows the interest rate composition of domestic debt outstanding as at March 31, 2022:

Domestic Debt Interest Rate Composition

as at March 31, 2022

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of J$)	(%)
Variable Rate Debt	185,504.9	22.9
Fixed Rate Debt	624,584.8	77.1
Non-Interest-Bearing Debt	—	—

Total Debt	810,089.7	100.0

Source: Ministry of Finance and the Public Service.

External Debt

At March 31, 2022, total external debt was US$9,139.2 million, of which 97.6% was denominated in US dollars, 0.1% was denominated in Euro, 0.0% was denominated in Yen, 0.8% was denominated in Chinese Yuan, 0.1% was denominated in GBP and 1.4% in other currencies.

At December 31, 2021, total external debt was US$9,164.4 million, a decrease of 0.2% from December 31, 2020, of which 97.6% was denominated in US dollars, 0.1% was denominated in Euro, 0% denominated in Yen and 0.9% was denominated in Chinese Yuan. Official creditors, comprising bilateral and multilateral partners, accounted for US$3,813.6 million, or 41.6%, of total external debt, representing the second largest creditor category of Jamaica’s public sector external debt. Bond issuances of US$5,350.8 million represented 58.4% of total external debt at December 31, 2021. Multilateral indebtedness was US$3,108.0 million at December 31, 2021, an increase of 1.4% over December 31, 2020.

Bilateral and multilateral obligations accounted for 43.7% of total external debt at March 31, 2022 and represented the second largest creditor category of Jamaica’s total external debt. Global bonds of US$5,142.5 million accounted for 56.3% of total external debt at March 31, 2022. Multilateral indebtedness was US$3,302.9 million, an increase of 6.3% over December 31, 2021.

The IDB, for the period 2016–2021, approved a new country strategy for Jamaica. Estimated disbursements over this five-year period are approximately at US$830 million. Traditional investment loans may also be used if joint agreement is reached between the bank and the Government. The IDB now provides funding for budgetary support, which is accessed through its policy-based loan facility.

The following outstanding bonds were issued by the Government:

In October 2005, Jamaica made further issuances of 9.25% US$250.0 million notes due 2025 and in February 2006, 8.50% US$250.0 million notes due 2036. In March 2007, Jamaica issued US$350.0 million 8.0% fixed rate Amortizing Notes due 2039. In October 2007, Jamaica reopened its 8.0% fixed rate Amortizing Notes due 2039 for an additional US$150.0 million. In July 2014, Jamaica issued an additional US$800.0 million 7.625% fixed rate notes due 2025. In July 2015, Jamaica issued US$1.4 billion 6.75% notes due April 2028 and US$650.0 million 7.875% notes due July 28, 2045. On August 30, 2016, the Government settled a tender of US$317.8 million of its 10.625% Notes due 2017 and US$467.4 million of its 8.000% Amortizing Notes due 2019 in exchange for US$743.2 million of its 8.000% Amortizing Notes due 2039, and on August 18, 2017, the Government settled a tender of US$19.2 million of its 8.000% Amortizing Notes due 2019, US$121.8 million of its 8.500% Amortizing Notes due 2021, US$1.0 million of its 11.625% Notes due 2022 and US$66.5 million of its 9.250% Notes due 2025 in exchange for US$505.0 million of its 6.750% Notes due 2028 and US$364.0 million of its 7.875% Notes due 2045. A liability management transaction was successfully executed on September 4, 2019 in which the Government settled a tender at par value of US$966.9 million on Global Bonds 11.625% Notes due 2022, 7.625% Notes due 2025, 9.250% Notes due 2025 and 6.750% Notes due 2028 . The Government issued new bonds on September 11, 2019 in 7.875% Bonds due 2045 to the value of US$815.0 million.

The following guarantees were made by the Government:

In June 2007, Jamaica issued US$125.0 million in guarantees with respect to bonds issued by Air Jamaica. In 2009, Jamaica issued a US$60.0 million guarantee with respect to the expansion of the Norman Manley International Airport in Kingston. A loan of US$20.0 million between the Caribbean Development Bank and the Student Loan Bureau was also guaranteed in November 2010. This loan is to facilitate the provision of affordable and adequate financing to students from poor and vulnerable households to complete tertiary level programs in approved institutions in Jamaica and the Caribbean. In November 2011, the Government guaranteed a bond issued by the National Road Operating and Constructing Company Limited in the amount of US$294.2 million. The bond carries a coupon of 9.375% and is due to mature in 2024. On December 9, 2011, the Government guaranteed a loan, issued by IDB, to the National Water Commission, the purpose of which was to improve the water supply in the Kingston metropolitan area.

The following loans were borrowed by the Government:

In September 2011, the World Bank provided the Government with a US$100.0 million Programmatic Fiscal Sustainability Development Policy Loan. The objective of the loan is to enhance fiscal and debt sustainability, increase the efficiency of financial management and budget processes, and reduce distortions and enhance efficiency in the tax system. On the same day, the IDB also issued a US$65.0 million loan intended to support a sustainable fiscal position by strengthening the Ministry of Finance and the Public Service’s institutional capacity. On December 13, 2012, the IDB issued a US$30.0 million loan that intended to support the Government’s efforts to improve human capital and labor market outcomes of the poor by enhancing the efficiency and effectiveness of key social protection programs. In October 2013, the IDB provided the Government with a US$60.0 million Public Financial and Performance Management Loan. In December 2013, the World Bank issued a US$130.0 million Economic and Stabilization and Foundation for Growth Development Policy Loan. In February 2014, the IDB provided a US$80.0 million Fiscal Structural Programme for Economic Growth Loan and a US$60.0 million Competitive Enhancement Programme Loan. In June 2017, the World Bank provided a US$70.0 million Second Competitiveness and Fiscal Management Programmatic Development Policy Loan. In March 2020, an investment loan of US$25.0 million was negotiated with the IDB to fund the Boosting Innovation Growth and Entrepreneurship Ecosystems Programme. The program is geared at promoting innovation and sustainable growth among start-ups and MSMEs by way of technical and financial support. The Government also negotiated financing in the amount of US$40.0 million from the IBRD for the second phase of the Rural Economic Development Initiative, which is aimed at enhancing access to markets and climate-resilient approaches for agricultural and rural tourism. The IBRD also disbursed US$70.0 million to funding the Government’s first Economic Resilience Development Policy Loan. Financing from this agreement is aimed at supporting fiscal sustainability and inclusion, enhancing fiscal and financial resilience against climate and natural disaster risks, and improving the investment climate for sustainable growth. In October 2020, the IDB provided the Government with a US$100.0 million policy-based loan for Support to Health Systems Strengthening for the Prevention and Care Management of Non-Communicable Diseases Programme II. In March 2021, as a response to the effects of the COVID-19 pandemic on public health and the economy, both the IDB and the World Bank provided policy loans in the amounts of US$75.0 million and US$150.0 million respectively. In October 2021, the World Bank issued additional financing in the amount of US$10.0 million for the Foundation for Competitiveness Growth project. In March 2022, the IDB provided a policy based loan in the amount of US$100.0 million for the strengthening of the Fiscal Policy and Management Programme in response to the public health crisis and economic effects of COVID-19.

Upon the IMF approval of the EFF, certain funds from multilateral and development agencies, such as the World Bank, IDB and the EU, were made available to the Government. See “The Jamaican Economy—IMF Arrangements—Standby Arrangement and Extended Fund Facility.”

On March 27, 2019, the Government of Jamaica executed a currency swap liability management transaction with the IDB. The transaction involved the conversion of a US$25.0 million loan to local currency. The tenor of the loan is 10 years at an interest rate of 5.25%. The transaction satisfies the Government’s objective of mitigating foreign currency risk in the debt portfolio and contributes to a lowering of debt service costs.

The following table shows medium and long-term public and publicly guaranteed external debt by creditor category for the four years ended December 31, 2021 and other periods as indicated:

External Debt by Creditor

	December 31,				March 31,
	2018	2019	2020	2021	2022

	(in millions of US$)
Bilateral
OECD	56.0	39.4	28.8	18.6	18.8
Non-OECD	666.8	744.4	702.2	687.0	675.0

Total	722.8	783.8	731.0	705.6	693.8
Multilateral
IDB(1)	1,683.5	1,679.1	1,688.9	1,687.7	1,755.7
IMF(2)	183.0	142.1	117.5	79.2	232.5
IBRD(3)	864.7	885.7	945.4	1,061.8	1,054.7
Other(4)	391.2	349.2	313.3	279.2	260.1

Total	3,122.4	3,056.0	3,065.1	3,109.9	3,302.9
Commercial Banks	48.9	10.5	—	0.0	0.0
Other Commercial(5)	—	—	—	0.0	0.0

Total	48.9	10.4	—	0.0	0.0
Bonds	6,042.5	5,403.1	5,838.8	5,350.8	5,142.5

Total	9,936.6	9,253.4	9,179.9	9,164.4	9,139.2

(1)	Inter-American Development Bank.
(2)	International Monetary Fund.
(3)	International Bank for Reconstruction and Development.
(4)	Caribbean Development Bank, OPEC Fund for International Development, European Development Bank, European Economic Commission Community and Nordic Development Fund.
(5)	Loans from suppliers.

Source: Ministry of Finance and the Public Service.

The following table shows Jamaica’s external debt by debtor for the four years ended December 31, 2021 and other periods as indicated:

External Debt by Debtor

	December 31,				March 31,
	2018	2019	2020	2021	2022

	(in millions of US$)
Government Direct	9,332.8	8,790.1	8,753.1	8,758.7	8,751.5
Government-Guaranteed	603.8	463.3	426.7	405.7	387.7
Bank of Jamaica(1)	—	—	—	—	—

Total	9,936.6	9,253.4	9,179.9	9,164.4	9,139.2

(1)	Under the new definition of Government of Jamaican public debt, which commenced April 1, 2017, the debt of the Bank of Jamaica is no longer included.

Source: Ministry of Finance and the Public Service.

The following table shows the amortization schedule for external debt outstanding as at March 31, 2022:

External Debt Principal Amortization Schedule

as at March 31, 2022

	2022	2023	2024	2025	2026

	(in millions of US$)
Multilateral
IDB	81.5	121.3	133.23	140.3	144.2
IBRD	29.5	58.7	36.3	39.1	52.7
Other	48.8	90.5	119.0	61.2	20.9

Total	159.8	270.7	288.6	240.6	217.8

Commercial Banks	0.0	0.0	0.0	0.0	0.0
Other Commercial	0.0	0.0	0.0	0.0	0.0
Bonds	0.0	127.1	127.1	212.3	473.8
Bilateral	42.2	79.5	89.3	100.3	61.4

Total	202.0	477.3	505.0	533.4	753.0

Source: Ministry of Finance and the Public Service.

The following table shows the interest schedule for external debt outstanding as at March 31, 2022:

External Debt Interest Schedule

as of March 31, 2022

	2022	2023	2024	2025	2026

	(in millions of US$)
Multilateral
IDB	22.7	27.2	25.5	23.5	21.3
IBRD	7.0	8.7	8.5	8.3	8.1
Other	4.0	4.8	4.2	3.4	2.9

Total	33.7	40.7	38.2	36.2	32.3

Commercial Banks	0.0	0.0	0.0	0	0.0
Other Commercial	0.0	0.0	0.0	0	0.0
Bonds	250.3	396.5	386.8	377.2	343.6
Bilateral	8.9	16.6	15.8	14.5	13.0

Total	292.9	453.8	440.8	427.9	388.9

Source: Ministry of Finance and the Public Service.

The following table shows the maturity structure for external debt outstanding as at March 31, 2022:

Total External Debt Maturity Structure

as of March 31, 2022

	Less than 1 year	1-5 years	5-10 years	10 years and over	Total

	(in millions of US$)
Bilateral	4.1	149.0	279.6	261.14	693.8
Multilateral	5.9	259.2	807.9	2,129.9	3,202.9
IDB	0.9	19.6	629.8	1,005.32	1,755.6
IBRD	2.5	2.5	78.0	971.73	1,054.7
IMF	0.0	232.5	0.0	0.0	232.5
Other	2.5	4.6	100.1	152.9	260.1
Commercial Bank	0.0	0.0	0.0	0.0	0.0
Other Commercial	0.0	0.0	0.0	0.0	0.0
Bonds	0.0	620.3	1,403.8	3,118.4	5,142.5

Total	10.0	1,028.5	2,491.3	5,609.5	9,139.2

Percentage	0.1	11.3	27.3	61.4	100.0

Source: Ministry of Finance and the Public Service.

The following table shows interest rate composition for external debt as at March 31, 2022:

External Debt Interest Rate Composition

as at March 31, 2022

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of US$)	(%)
Variable Rate Debt	6,132.6	67.8
Fixed Rate Debt	2,906.6	32.2

Total Debt	9,139.2	100.0

Source: Ministry of Finance and the Public Service.

The following table shows external public and publicly guaranteed debt (including Bank of Jamaica debt) as at December 31, 2021 and at March 31, 2022:

External Public and Publicly Guaranteed Debt (including Bank of Jamaica debt)(1)

	Interest	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2021	Principal Amount Outstanding at March 31, 2022
	%			(in US$)	(in US$)
Multilateral Organizations
World Bank	Various	Various	USD, JPK, GBP, CAD, EUR	1,061,788,696.0	1,054.711,219.0
Inter-American Dev. Bank	Various	Various	USD, JPK, GBP, CAD, EUR	1,687,694,487.0	1,755,663,071.0
Others	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	279,236,120.0	260,052,820.0
IMF(2)				375,962,384.0	510,469,381.0

Total Multilateral Organizations				3,404,681,687.0	3,580,896,491.0

Foreign Governments (including Original Loans and Paris Club)	Various	Various	USD, JPK, GBP, CAD, EUR	705,613,088.0	693,753,164.0

Bonds (Global) USD
USD250 mn 2022	11.625%	Jan. 15, 2022	USD	208,239,000.0	0.0
USD250 mn 2025	9.25%	October 18, 2025	USD	80,125,000.0	80,125,000.0
USD250 mn 2036	8.50%	February 28, 2036	USD	199,430,000.0	199,430,000.0
USD200 mn 2021	8.5%	Nov. 16, 2021	USD	0.0	0.0
USD125 mn 2027	8.125%	July 2027	USD	44,363,190.0	44,363,190.0
USD500 mn 2039	8.0%	March 15, 2039	USD	1,117,678,000.0	1,117,678.000.0
USD294.2 mn 2024	9.375%	Nov 10, 2024	USD	178,582,000.0	178,582,000.0
USD800 mn 2025	7.625%	July 9, 2025	USD	361,606,000.0	361,606,000.0
USD1,350 mn 2028	6.75%	April 28, 2028	USD	1,359,455,000.0	1,359,455,000.0
USD650 mn 2045	7.875%	July 28, 2045	USD	1,801,300,000.0	1,801,300,000.0

Total (Global) USD				5,350,778.190.0	5,142,539,190.0

Commercial Banks	Various	Various	USD	0.0	0.0

Other Commercial (Export Credit)	Various	Various	USD, JPK, GBP, CAD, EUR	0.0	0.0
Total				0.0	0.0

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights.
(2)	These are amounts disbursed under the SBA and EFF.

The following table shows external public direct debt as at December 31, 2021 and at March 31, 2022:

External Public Direct Debt(1)

	Interest	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2021	Principal Amount Outstanding at March 31, 2022
	%			(in US$)	(in US$)
Multilateral Organizations
World Bank	Various	Various	USD, JPK, GBP, CAD, EUR	1,061,788,696.0	1,054,711,219.0
Inter-American Dev. Bank	Various	Various	USD, JPK, GBP, CAD, EUR, UOA	1,577,765,011.0	1,650,996,170.0
Others	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	290,016,153.0	436,686,133.0

Total Multilateral Organizations				2,929,569,860.0	3,142,393,522.0

Foreign Governments (including Original Loans and Paris Club)	Various	Various	USD, JPK, GBP, CAD, EUR	701,264,477.0	689,496,042.0

Bonds (Global) USD
USD250 mn 2022	11.625%	Jan. 15, 2022	USD	208,239,000.0	0.0
USD250 mn 2025	9.25%	October 17, 2025	USD	80,125,000.0	80,125,000.0
USD250 mn 2036	8.50%	February 28, 2036	USD	199,430,000.0	199,430,000.0
USD500 mn 2039	8.0%	March 15, 2039	USD	1,117,678,000.0	1,117,678,000.0
USD200 mn 2021	8.50%	November 16, 2021	USD	0.0	0.0
USD800 mn 2025	7.625%	July 9, 2025	USD	361,606,000.0	361,606,000.0
USD1,350 mn 2028	6.75%	April 28, 2028	USD	1,359,455,000.0	1,359,455,000.0
USD650 mn 2045	7.875%	July 28, 2045	USD	1,801,300,000.0	1,801,300,000.0

Total (Global) USD				5,127,833,000.0	4,919,594,000.0

Commercial Banks	Various	Various	USD	0.0	0.0
Other Commercial (Export Credit)	Various	Various	USD	0.0	0.0

Total				8,758,667,337.0	8,751,483,564.0

(1)

LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights, which are units of measure derived from a group of currencies which constitute the International Monetary Fund loan portfolio; UOA = Units of Accounts, which are units of measure derived from a group of currencies which constitute the IDB loan portfolio; GBP = British Pound Sterling.

The following table shows external guaranteed debt as at December 31, 2021 and at March 31, 2022:

External Guaranteed Debt(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2021	Principal Amount Outstanding at March 31, 2022

	%				(in US$)
Multilateral Organizations
Inter-American Dev. Bank	Various	Various	Various	USD	109,929,476.0	104,666,901.0
Others	Various	Various	Various	USD, EUR	68,466,134.0	55,845,869.0

Total Multilateral Organizations					178,395,610.0	160,512,770.0

Foreign Governments (including Original Loans)	Various	Various	Various	USD	4,348,611.0	4,257,122.0
Commercial Banks	Various	Various	Various	USD	0.0	0.0
Other Commercial (Export Credit)	Various	Various	Various	USD, CAD	0.0	0.0
US$125 million due 2027	8.125%	June 2007	June 2027	USD	44,363,190.0	44,363,190.0
US$294.2 million due 2024	9.375%	November 2011	November 2024	USD	178,582,000.0	178,582,000.0

Total Bonds					222,945,190.0	222,945,190.0

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; EUR = Euro.

The following table shows Bank of Jamaica debt as at December 31, 2021 and at March 31, 2022:

Bank of Jamaica Debt

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2021	Principal Amount Outstanding at March 31, 2022

	%				(in US$)
IMF	—	—	—	—	296,716,217.0	277,990,199.0
Total	Various	Various	Various	Various	296,716,217.0	277,990,199.0

Debt Service Indicators

Public sector external debt as a percentage of nominal GDP decreased to 61.5% as at December 31, 2021 from 69.7% on December 31, 2020. External debt as a percentage of exports of goods and services decreased to 108.7% on December 31, 2021 from 156.2% on December 31, 2020. External debt service payments as a percentage of exports of goods and services decreased to 11.8% during 2021 from 15.8% during 2020.

The following table shows public sector external debt indicators as at and for the five years ended December 31, 2021:

Debt Indicators(1)

	2017	2018		2019	2020	2021

	(in millions of US$, except percentages)
External Debt Service Principal	502.7	391.7		737.4	419.7	420.9
Interest	542.4	583.3		582.6	548.1	527.8

Total	1,045.1	975.0		1,320.0	967.7	948.8

Exports of Goods and Services(2)	7,538.7	8,427.0		8,362.8	6,503.1	8,054.8
External Debt Service Ratio (%)	13.9	11.8		15.8	15.8	11.8
Interest on External Debt/Exports of Goods and Services (%)(2)	7.5	7.1		7.0	8.9	6.6
External Debt Outstanding/Exports of Goods and Services (%)(2)	139.2	120.3		107.5	156.2	108.7
External Debt/Nominal GDP (%)(3)	68.4	63.7		58.3	69.7	61.5
Domestic Debt/Nominal GDP (%)(4)	40.1	37.1		35.1	39.6	37.3

Total Debt/Nominal GDP (%)(3)	108.6	100.8	(6)	93.3	109.4	100.3

(1)	The figures in this chart are based on the old definition of total Debt/GDP for Public Debt. The definition was revised in April 2017, as further outlined in the text below.
(2)	Exports of goods, services and current transfers.
(3)	Calculated by converting external debt to JA dollars using the nominal exchange rate at the end of December 2021.
(4)	Calculated using Jamaica Dollars.
(5)	Based on the new definition of the total Debt/GDP for Public Debt ending December, 2017 is 102.3%.
(6)	Based on the new definition of the total Debt/GDP for Public Debt ending December, 2018 is 96.1%.

Source: Ministry of Finance and the Public Service and Bank of Jamaica.

For purposes of Jamaica’s EFF arrangement with the IMF, total debt is defined as debt of the BOJ, debt of the Central Government, debt of Petrocaribe Development Fund (net of any amounts owed by the Central Government to PDF), domestic guaranteed debt and external guaranteed debt (“EFF Debt”).

On April 1, 2017, the Government implemented a new definition of public debt consistent with the definition being utilized by the IMF under the PSBA. This definition is also in line with international standards and consistent with the Public Sector Debt Statistics Guide developed by the IMF.

Comprehensive Debt Management

The Jamaica Debt Exchange

On January 14, 2010, the Government of Jamaica launched its strategic and comprehensive domestic liability management program, marketed as the JDX. The main characteristics were a par-for-par exchange offer with “no haircuts,” voluntary exchange of approximately J$701.5 billion in market-issued domestic debt, voluntary exchange of short-dated, high-yielding interest bearing securities for longer-dated securities with significantly lower yields, the introduction of new benchmark securities, an extension of the maturity profile of the domestic debt portfolio in order to lower refinancing risks, achievement of substantial cost savings, the issue of an appropriate mix of fixed, variable and US$ securities and the introduction of new CPI-Indexed Investment Bonds.

The results of the JDX revealed an overall participation rate of approximately 99.2% with a 100% participation rate from financial institutions. This level of success represented an exchange of approximately J$695.6 billion in eligible bonds.

The immediate benefits of the JDX were the realignment of the domestic debt portfolio, which saw a significant reduction in maturities over the next three years; substantial cost savings through the reduction in the projected interest cost for FY 2010/11 of J$17.1 billion (i.e., US$190.7 million or 15.2% of interest cost); extension of amortization equal to J$148.6 billion (or US$1.7 billion) in FY 2010/11; the creation of 25 new benchmark bonds in exchange for over 350 smaller and illiquid bonds; the removal of US Dollar Indexed Bonds and the introduction of new CPI-Indexed Bonds into the domestic portfolio; and an increase in the fixed rate component of the domestic debt portfolio. Occurring simultaneously with the JDX was the passing into law of the Government Securities Dematerialization Act, which allows domestic securities to be issued in a dematerialized format in the Central Securities Depository operated by the BOJ.

In addition to implementing the JDX, the Government has an ongoing debt management strategy that includes the following:

•	promoting the development of the domestic securities market;

•	improving the maturity profile of the debt;

•	increasing the fixed-rate proportion of the domestic debt stock;

•	mitigating foreign currency and interest rate risks;

•	continuing to engage multilateral institutions and bilateral creditors; and

•	continuing to execute market friendly liability management operations including buy backs and debt swaps.

The National Debt Exchange

Three years after the historic JDX in February 2010, the Government executed a second domestic debt exchange known as the National Debt Exchange (“NDX”) to further realign the portfolio through the extension of maturities and reduction of interest rates. The debt exchange became necessary to address the growing refinancing risk in the one- to three-year period that had again become inherent in the domestic portfolio. It was also one of the actions needed in order for Jamaica to secure an EFF with the IMF.

The NDX was launched on February 12, 2013, and settled on February 22, 2013. The main features were a voluntary par-for-par exchange for all bonds except the new fixed rate accreting note (“FRAN”) offer, which had an exchange ratio of 0.8:1. The new FRAN offer is one where investors are issued principal value of J$80.00 in new notes for every J$100.00 of principal value of old notes exchanged. The principal accretes from J$80.00, beginning August 15, 2015, to J$100.00 by the maturity date on August 15, 2028. The introduction of the FRAN was specifically targeted at public bodies and long-term investors, such as pension funds.

In addition, the NDX replaced 25 eligible JA and US dollar-denominated benchmark bonds with a nominal value of J$852.5 billion with 22 new benchmark bonds with extended maturities and significantly reduced yields. The NDX had a participation rate of just under 99.0%, translating to a nominal amount of J$841.5 billion tendered for exchange.

The main benefits of the NDX were (1) a reduction in weighted average costs through reduced margins on CPI and variable rate bonds on average by 0.975%, a reduced coupon on locally-issued US$-denominated notes by, on average, 1.792%; reduced coupon on J$-denominated notes by, on average, 3.206%; (2) a reduction in risk associated with variable rate reset rates (tied to treasury rates plus a margin) for variable rate debt reduced by over J$113.0 billion; (3) substantial cost savings averaging J$17 billion per annum through an annualized reduction by an average rate of 2.0%; and (4) a reduction in refinancing risk through an extension of the maturity profile of the domestic debt portfolio by an average of 5 years, and a reduction in redemptions by approximately J$375.0 billion for the period up to 2016.

To increase the aggregate savings of the NDX ahead of the board meeting of the IMF, on March 22, 2013, Jamaica performed, on a private basis, an additional exchange offer with eight leading local holders of various bonds involving approximately J$20 billion and US$51 million, which created four further new local instruments in addition to those created in the NDX transaction.

Liability Management

The Government, as a part of its debt management strategy, executes opportunistic liability management exercises through the buyback of high cost near-term maturities.

On July 28, 2015, Jamaica, through the Central Government, purchased US$3.3 billion of Jamaica’s Petrocaribe Energy Cooperation debt from the Government of Venezuela, acting through PDVSA Petroleo, S.A. The outstanding debt as at December 31, 2015 was purchased for US$1.5 billion.

On August 30, 2016, the Government settled a tender of US$317.8 million of its 10.625% Notes due 2017 and US$467.4 million of its 8.000% Amortizing Notes due 2019 in exchange for US$743.2 million of its 8.000% Amortizing Notes due 2039. The transaction resulted in the extension of maturities, debt stock reduction and mitigation of refinancing risk in the external debt portfolio.

In August and September 2017, another liability management operation was undertaken, involving both the external and domestic debt portfolios. The Government settled a tender of US$19.2 million of its 8.000% Amortizing Notes due 2019, US$121.8 million of its 8.500% Amortizing Notes due 2021, US$1.0 million of its 11.625% Notes due 2022 and US$66.5 million of its 9.250% Notes due 2025. The second component of the transaction involved the issuance of new bonds through the reopening of the 6.750% Notes due 2028 and 7.875% Notes due 2045 for apportioned amounts of US$505.0 million and US$364.0 million, respectively. The final component of the transaction entailed the redemption of two tranches of US dollar denominated bonds, namely 5.25% Benchmark Investment Notes series 2020A and 2020B, issued in the domestic capital market under the NDX. An amount of US$531.7 million was paid for the domestic bonds, representing US$526.4 million for principal and US$5.3 million for accrued interest. Overall, the transaction resulted in reduction in cost of funds; realignment of the interest rate structure in line with the current US dollar yield curve; mitigate refinancing risk through the extension of maturities in the external debt portfolio; and eliminate foreign currency risk related to the remaining US dollar denominated debt in the domestic portfolio.

In April 2019, the Government executed a currency conversion of US$25.0 million to a local currency loan of J$3,130.0 million at a fixed-interest rate of 6.07% per annum, representing a portion of the outstanding balance of a foreign currency variable-rate multilateral loan. A similar transaction was executed on July 1, 2019 for the remaining portion of the loan converting US$25.0 million to a local currency loan of J$3,243.1 million at a fixed-interest rate of 6.0% per annum. These transactions supported the Government’s debt management strategy of reducing the foreign currency component of the debt over the medium-term, and contributed to the de-dollarization of the debt portfolio or mitigation of foreign currency and interest rate risks by swapping a multilateral variable-rate loan to a fixed-rate local currency loan.

During September 2019, the Government executed an “opportunistic” liability management operation in the international capital markets, achieving cost/risk objective of net interest cost savings, reduction in the nominal debt stock, and extension in the average time-to-maturity of the debt portfolio. The liability management transaction contained two components: first, an offer to purchase for cash any or all of the outstanding global bonds due 2022, 2025 (2 series) and 2028. This resulted in bonds with par value of US$966.9 million being tendered for US$1,160.0 million. The second component involved the issuance of new bonds amounting to US$815.0 million through the reopening of the 7.875% bonds due 2045.

In July 2020, the Government successfully executed a currency conversion of US$25 million to a local currency loan of J$3,495.7 million at a fixed-interest rate of 5.95% per annum, representing a portion of the outstanding balance of a foreign currency variable-rate multilateral loan. The transaction supported the Government’s debt management strategy by mitigating foreign currency and interest rate risks associated with variable rate multilateral loans. This resulted in the de-dollarizing of the debt portfolio, and the minimizing of the foreign currency component of the debt.

In September 2021, the Government executed the conversion of the entire outstanding amount of US$50.0 million on a variable rate multilateral US dollar loan to a local currency loan of J$7,412.4 million at a fixed-interest rate of 6.34% per annum. Additionally, there was a partial buyback of a portion of the nominal amount of US$20.0 million from the US$800 Million 7.625% Amortizing Notes due 2025. As a result, the aggregated outstanding amount of the bond was reduced from US$401.2 million to US$381.2 million. The transactions supported the Government’s debt management strategy to de-dollarize the debt portfolio, realize net interest savings, reduce the amount of maturities scheduled for FY 2024/25 and FY 2028/29, and mitigate foreign currency risk, interest rate risk and refinancing risk.

Debt Records

Jamaica has never defaulted on any of its external or domestic debt obligations, which under the Jamaican Constitution are paid without any requirement of parliamentary approval, directly from revenue and assets of Jamaica, before funds are available to Jamaica for other policies and programs. Since 1993, Jamaica has been involved in only two debt restructurings, which occurred in January 2010 and February 2013. See “—Public Finance —The Jamaica Debt Exchange —The National Debt Exchange” and “The Jamaican Economy—IMF Arrangements.”

THE MONETARY SYSTEM

Bank of Jamaica

The BOJ was established in 1960 pursuant to the Bank of Jamaica Act 1960 and commenced operations in 1961. The Bank of Jamaica Act, together with the BSA which took effect September 30, 2015, provides the BOJ with the statutory authority for regulating the activities of the banking system. The BSA repealed the former Banking Act, The Financial Institutions Act and The Bank of Jamaica (Building Societies) Regulations. Under the BSA, FHCs of Deposit-Taking Institutions (“DTIs”) are also required to be licensed, which will allow for the conduct of consolidated supervision.

Amendments to the Bank of Jamaica Act accorded the institutional responsibility for the stability of Jamaica’s financial system to the BOJ in October 2015. Furthermore, several enhancements to the regulatory framework were effected through the Bank of Jamaica Act and the BSA. See “—the Financial System” and “—Legislation and Regulation.” Amendments to the Bank of Jamaica Act, subjecting money transmitters and remittance agencies to licensing regimes and regulations comparable to those applicable to other institutions that deal with approved foreign currency became law in February 2004. These amendments will bring Jamaica in line with the Financial Action Task Force’s (the “FATF”) 40 revised recommendations.

In October 2018, the Government tabled in Parliament a bill to amend the Bank of Jamaica Act and related legislation to modernize the BOJ. In December 2020, the Bank of Jamaica (Amendment) Act, 2020, was passed by Parliament and became operational on Friday, 16 April 2021. The principal objectives of the BOJ are the maintenance of price stability and financial system stability with the primary objective being the maintenance of price stability. The act provides the BOJ with autonomy and independence in law in the implementation of monetary policy. It also ensures that the BOJ is adequately capitalized at all times and institutes a robust and modern institutional framework. The act upgrades the BOJ’s governance arrangements and enhances its accountability and transparency. Measures to enhance transparency include requirements for the publication of inflation targets and the communication of monetary policy decisions, including communication requirements for the BOJ in the event that the inflation target is missed.

Money Supply and Interest Rates

The monetary base expanded by 20.3% in 2021, following increases of 27.9% and 9.1% for 2020 and 2019, respectively. The monetary base comprises currency issue, vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the BOJ. The deceleration in the pace of growth in 2021 was reflected by decelerations of 19.1% in currency issue and 29.5% in the current account. Local currency cash reserves increased by 13.4% in 2021, as compared to a decrease of 14.9% in 2020. A build-up in the net international reserve was the main source of the expansion in the monetary base. Growth in broad money supply (“M2”) that includes foreign currency accelerated to 16.8% in 2021 from 16.1% in 2020. The faster rate of growth in M2 in 2021 largely reflected a growth of 7.5% in time deposits, relative to a contraction of 17.1% in 2020. In 2021, currency with the non-bank public, savings deposits and demand deposits increased by 23.3%, 17.2% and 15.6%, respectively.

Effective July 1, 2017, the BOJ transitioned to using the interest rate payable on overnight deposits as the signal rate, set at 3.75%. The signal rate was subsequently reduced to a total of 250 basis points (“bps”) to end the FY 2018/19 at 1.25%. The lowering of the signal rate reflected the outlook that inflation will fall below the target over the near-term then slowly approach the midpoint of the target over the medium-term amidst improved macroeconomic fundamentals. In keeping with the policy rate reduction, the rate on the BOJ’s Standing Liquidity Facility (“SLF”) was reduced by 250 bps to 4.25%, thereby maintaining the width of the BOJ’s interest rate corridor at 3.0 percentage points at the end of FY 2018/19.

Effective March 1, 2019, the overnight deposit facility for DTIs was discontinued and the BOJ commenced paying interest on the overnight balances in the current accounts of DTIs. The applicable interest rate on these accounts is the BOJ’s policy rate. With effect from May 20, 2019, the new policy rate was reduced to 0.75% from 1.25%. The policy rate was further reduced to 0.5% effective August 2019.

Effective October 1, 2021, the BOJ increased its policy rate by 100 basis points to 1.50% per annum. This was in an attempt to limit the second-round effects of several external shocks which threatened to cause a breach of the upper limit of the BOJ’s inflation target in the medium term. Since this announcement, the BOJ made several adjustments to its policy rate to contain inflation. Since October 1, 2021, the Bank has increased the policy rate by a total of 450 basis points to 5.0% effective May 20, 2022.

As a result, as at May 20, 2022, the rate on the SLF increased to 7.0%. The rates on the BOJ’s weekly 30-day certificates of deposit and 14-day repurchase operations to primary dealers and DTIs are determined by competitive multiple-price auctions.

Consistent with the tightening of the monetary policy by the BOJ, there was a general increase in the weighted average yields on Government of Jamaica 90-day and 180-day T-Bills by 333 bps and 347 bps to, respectively, 4.1% and 4.3% at the end of the year. Similar to the outturn for the Government of Jamaica T-Bills, there were also increases in the monthly averages of the private money market rates for the year.

For FY 2021/22, the overall interest rate spread on local currency denominated loans relative to deposits fell by 19 bps to 10.4 percentage point, following a decline of 70 bps in the preceding year. The narrowing of the spread occurred in the context of a decline of 7 bps in the overall weighted loan rate.

The following tables show the evolution of money supply and interest rates for the five years since December 31, 2017 and as at March, 2022:

Money Supply

	2017	2018(3)	2019	2020	2021	2022(3)

	(in millions of J$)
Narrow Money (M1)	233,487.2	283,542.7	324,896.6	382,054.1	458,639.1	448,269.3
Currency	94,336.6	107,445.2	120,663.4	147,276.9	181,584.3	168,470.0
Quasi-Money(1)	485,042.5	535,205.4	616,355.4	710,373.2	817,541.0	839,974.2
Monetary Base(2)	172,290.0	202,547.1	220,953.6	282,573.0	339,864.3	268,119.1
Broad Money (M2)	718,529.8	818,748.1	941,252.0	1,092,427.3	1,276,153.1	1,288,243.5

(1)	Quasi-money comprises time deposits and savings deposits.
(2)

The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica.

(3)	As at March, 2022.

Source: Bank of Jamaica.

Interest Rates

	2017	2018	2019	2020	2021	2022(3)(4)

	(%)
Weighted Average Loan Rate	14.6	13.5	12.5	11.8	11.5	11.5
Weighted Average Deposit Rate	1.6	1.3	1.1	1.1	1.1	1.2
Treasury Bill Yield(1)	4.2	2.1	1.3	0.8	4.1	6.1
Treasury Bill Yield(2)	4.6	2.1	1.5	0.9	4.3	6.4

(1)	Tenors of Treasury bills are approximately 90 days.
(2)	Tenors of Treasury bills are approximately 182 days.
(3)	Interest Rates are on domestic currency loans and deposits at March, 2022.
(4)	Treasury Bill yields at March, 2022.

Source: Bank of Jamaica.

Cash Reserves

The domestic and foreign currency liquid asset requirement for DTIs was last adjusted in 2020. In May 2020, both the domestic and foreign currency cash reserve requirements for DTIs were reduced by 2 percentage points to 5.0% and 13.0%, respectively. The domestic and foreign currency liquid asset requirements were also reduced by 2 percentage points to 19% and 27%, respectively. These adjustments were aimed at boosting liquidity levels in the financial system in the context of the strain caused by the impact of COVID-19. Prior to these adjustments, the foreign currency cash reserve requirement for DTIs was adjusted on April 3, 2017 when it was increased by 1.0 percentage point to 15.0% following an increase of 2.0 percentage points on March 1, 2017. These adjustments were intended to curb the growing trend in dollarization. The BOJ continued to manage Jamaica Dollar liquidity through issues of regular sterilization instruments and repurchase operations.

In the summer of 1998, the BOJ announced its medium-term goal to reduce the cash reserve requirement for commercial banks. As a first step towards meeting this goal, the BOJ reduced in increments the cash reserve requirement for commercial banks to 17% in May 1999 from 25% prior to August 1998, thereby equalizing the cash reserve requirement for commercial banks and other DTIs. Having equalized the cash reserve requirement, further reductions were gradually effected, resulting in an overall reduction to 9.0% at March 2002. In response to challenges which emerged from the global financial crisis in 2008, the BOJ instituted a number of initiatives, including an increase in the cash reserve requirement. The cash reserve requirement was increased to 11.0% as at December 2008 from 9.0% as at December 2007. Between December 2008 and February 2009 the cash reserve requirement was increased by a further 3.0 percentage points to 14.0%. However, effective July 1, 2010, consistent with the general loosening of monetary policy since the first quarter of 2009, the requirement was reduced by 2.0 percentage points to 12.0%. On March 1, 2019, the cash reserve requirement was further reduced by 3.0 percentage points to 9.0%. This was the first in a series of reductions that was planned for the next twelve months. The second reduction in the cash reserve requirements for 2019 was effected on June 3, 2019 when the requirement was reduced by two percentage points to 7.0%. The cash reserve requirement was further reduced by two percentage points to 5.0% effective May 2020. The planned series of reductions of the cash reserve requirement is possible given the entrenchment of macroeconomic stability in Jamaica.

The BOJ monitors the level of liquid assets outstanding to ensure that at all times supervised financial institutions meet their statutory liquidity obligations. Historically, the local currency liquid assets requirement for DTIs was 26.0% at December 31, 2014, with commercial banks holding excess liquid assets of J$27.2 billion above the statutory minimum requirements. At December 31, 2015, the liquid assets requirement for DTIs remained at 26.0% with commercial banks holdings of liquid asset decreasing to J$14.4 billion above the statutory minimum requirements. The liquid assets requirement for DTIs at December 31, 2016, remained unchanged at 26.0% with commercial banks holdings of liquid asset decreasing marginally to J$14.1 billion above the statutory minimum. At December 31, 2018, the liquid assets requirements for DTIs was 26.0% with commercial banks’ holdings of liquid asset being J$22.2 billion above the statutory minimum. The liquid asset requirement for DTIs at December 31, 2019, was reduced by 5 percentage points to 21% with commercial banks holdings of liquid asset increasing to J$28.2 billion above the statutory minimum . The liquid asset requirement for DTIs at December 31, 2020, was 19.0% with commercial banks holdings of liquid asset increasing to J$52.0 billion above the statutory minimum. The liquid assets requirement for DTIs of December 31, 2021, remained unchanged at 19.0% with commercial banks holdings of liquid asset increasing to J$71.7 billion above the statutory minimum. The liquid assets requirements for DTIs was reduced by five percentage points to 14% at April 1, 2022. The cash reserve requirement for local currency and foreign currency prescribed liabilities remained unchanged at 5% and 13%, respectively.

The Financial System

Regulatory and Supervisory Structure

Regulation and supervision of the financial system is primarily undertaken by two institutions, the BOJ and the FSC. The BOJ regulates and supervises the commercial banks and other licensed deposit-taking financial institutions under powers contained in the recently implemented the BSA, 2014, which served to repeal and replace numerous pre-existing deposit taking statutes, including, The Banking Act 1992, the Financial Institutions Act 1992 and the BOJ (Building Societies) Regulations, 1995 and deposit-taking related provisions in the Building Societies Act, 1897 (last amended 2004). Credit unions have been designated by the Minister of Finance and the Public Service as “specified financial institutions” under the Bank of Jamaica Act which allows BOJ to gather information about their operations through on-site examinations and off-site prudential monitoring. BOJ also has supervisory and licensing authority over cambios and remittance service providers. Additionally, the BOJ is the designated supervising authority for credit bureaus under the Credit Reporting Act 2010 and is responsible for reviewing and recommending on applications for license to the Minister of Finance and maintaining general supervisory oversight of the credit reporting regime in Jamaica.

Amendments to the Bank of Jamaica Act in 2015 and the implementation of the BSA resulted in the formation of three statutory committees aimed at improving the BOJ’s governance framework and its effectiveness and efficiency in meeting its expanding mandate. These committees are:

•

The Supervisory Committee: a collegiate decision making body chaired by the Supervisor and includes the Senior Deputy Supervisor and the Deputy Supervisor for the Financial Institutions Supervisory Division (“FISD”), the executive responsible for financial stability and two independently appointed external members. The committee is responsible for functions set out in the Banking Services Act. These responsibilities include the making of key supervisory determinations such as under Section 7 of the BSA, as well as making financial policy recommendations to the Financial Policy Committee (“FPC”) under Sections 7(1)(h), 131 and 132 of the BSA.

•	The Financial System Stability Committee: provides support to the BOJ in its functions with regards to the identification, mitigation and control of systemic threats to the financial system.

•

The Financial Regulatory Committee: an inter-agency body established to facilitate information sharing, coordination and cooperation among regulatory authorities and which operated pursuant to an MOU. This committee replaced the Financial Regulatory Council established in 2000. The Financial Regulatory Council (“FRC”) is not a committee of BOJ and consists of the Governor of the BOJ (Chair), the Financial Secretary, the Executive Director of the FSC and the CEO of the Jamaica Deposit Insurance Corporation. The FRC will be guided by a new MOU which replaces the 2001 MOU. The new MOU was signed in March 2018 and reflects the cooperation objectives outlined in the Bank of Jamaica Act and also reflects that the FRC will utilize a proactive and coordinated approach to sharing regulatory information and developing policy for the financial sector, thus helping in the early detection of cross-sector problems and enhancing the implementation of consolidated supervision rules and principles. The FRC will also be responsible for updating the National Financial Crisis Management Plan.

•

The Financial Policy Committee: a collegiate decision making body chaired by the Supervisor and includes the Senior Deputy Supervisor, the Deputy Supervisors for both the FISD and the Banking, Currency Operations & Financial Markets Infrastructure, as well as two independently appointed members. The FPC is responsible for determining the financial policies of the BOJ that govern the conduct and promote the proper functioning of the financial system. The establishment of the FPC resulted in the transfer of functions that were previously the responsibility of the Supervisory Committee. Major functions of the FPC include creating regulations under Part XXVI of the BSA and other functions under Sections 7(1)(h), 131, and 132 of the BSA.

The FSC, which became operational on August 2, 2001, is the sole regulatory and supervisory agency for certain non-deposit taking financial institutions, including securities dealers, unit trusts, mutual funds, insurance companies, and pension funds. It similarly derives its supervisory authority from various statutes, including the Financial Services Commission Act, the Securities Act, the Insurance Act and the Pensions (Superannuation Funds and Retirement Schemes) Act.

Overview of the Deposit-Taking Institutions (excluding credit unions)

The licensed deposit taking sector consists of eleven DTIs including eight commercial banks, one merchant bank and two building societies. During 2017, there was some re-alignment in the DTI sector with Jamaica National Building Society and JMMB Merchant Bank Limited transitioning to the commercial banking sub-sector during February 2017 and August 2017, respectively. Consequently, at the end of 2021, the commercial banking sub-sector accounted for 92% of the DTI sector, slightly higher than 91% at the end of the previous three years. National Commercial Bank Jamaica Limited and Bank of Nova Scotia Jamaica continued to account for the majority of the commercial banking sub-sector with market share of 37% and 23%, respectively at the end of 2021.

Against the background of economic recovery, the relaxation of COVID-19 measures and inflation, which breached the BOJ’s targeted 4.0-6.0%: total assets in the DTI sector grew by 11.6%, or J$276 billion, to J$2,301.0 billion at the end of December 2021 as compared to J$2,025.0 billion in 2020. Total assets are net of International Financial Reporting Standards provision for losses, including contingent accounts (i.e. customer accounts for acceptances, guarantees and letters of credit), and liabilities of commercial banks. The growth in total assets was due to domestic currency assets which grew by approximately 11%, or J$178.5 billion, to J$1,806.8 billion. Total loans continued to account for the majority of asset base, totaling J$1,132.4 billion at the end of December 2021, following an increase of 10.9%, or J$101.1 billion, over 2020. Deposits remained as the main funding source in 2021, with a growth of 13.3%, or J$196.1 billion, to total J$1,548.2 billion at the end of December 2021. Accordingly, domestic deposits grew by 11.5% to J$934.5 billion.

The sector remained adequately capitalized, with total regulatory capital growing by 8.0%, or J$14.3 billion, to J$194.0 billion. Expansion in capital was attributable to increased mandatory transfers to the retained earnings reserve fund. All DTIs maintained capital ratios above the minimum risk weighted capital ratio of 10% and the capital to total assets (leverage ratio) requirement of 6%. At December 31, 2021, the risk weighted capital adequacy ratio for the deposit-taking financial institutions was 14.2% (December 2020: 14.4%) and the capital to total assets ratio was 9.0% (December 2020: 9.6%).

Legislation and Regulation

The BOJ and the FSC routinely monitors institutions’ compliance with all the relevant legislation and regulations to ensure the highest level of prudence and integrity in the management of such organizations. Laws and regulations governing the financial sector include:

Principal Legislation

•	The Banking Services Act, 2014;

•	The Bank of Jamaica Act, 1960 as amended in 2015, 2017, 2018 and 2020;

•	The Securities Act, 1993 as amended in 2013 and 2014;

•	The Building Societies Act, 1897 as amended in 1995, 2002 and 2004;

•	The Insurance Act, 2001 as amended in 2004 and in 2016;

•	The Industrial and Provident Societies Act and the related Bank of Jamaica (Industrial and Provident Societies) Regulations 1995;

•	The Financial Services Commission Act, 2001 as amended in 2016;

•	The Pensions (Superannuation Funds and Retirement Schemes) Act, 2004 as amended in 2006 and 2013; and

•	Payment, Clearing and Settlement Act, 2010.

Subsidiary Legislation

•	The Banking Services (Deposit Taking Institutions) (Customer Related Matters) Code of Conduct, 2016;

•	The Banking Services (Deposit Taking Institutions) (Licence Application) Rules, 2015;

•	The Banking Services (Financial Holding Companies) (Licensing Application Form), 2019;

•	The Banking Services (Deposit Taking Institutions) (Agent Banking) Regulations, Resolution, 2016;

•	The Banking Services (Establishment of Branches) Regulations, 2015;

•	The Banking Services (Amalgamations and Transfers) (Banks and Merchant Banks) Regulations, 2015;

•	The Banking Services (Licence Fees) Regulations, 2015;

•	The Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations, 2015;

•	The Banking Services (Hours of Opening) Regulations, 2015;

•	The Securities (Licensing and Registration) Regulations, 1996;

•	The Securities (Retail Repurchase Agreements) (Amendment) Regulations, 2015;

•	The Securities (Disclosure of Interests) Regulations, 1999;

•	The Securities (Take-overs and Merger) Regulations, 1999 and amended in 2014;

•	The Securities (Prudential) Regulations, 2014;

•	The Securities (Central Securities Depositary) Regulations, 2000;

•	The Securities (Conduct of Business) Regulations, 1999;

•	The Securities (Collective Investment Scheme) Regulations, 2013 as amended in 2014;

•	The Insurance Regulations, 2001 as amended in 2011;

•	The Insurance (Actuaries) (Life Insurance Companies) Regulations, 2001;

•	The Insurance (Actuaries) (General Insurance Companies) Regulations, 2001;

•	The Insurance (Prescribed Sum) Regulations, 2004;

•	The Insurance (Amendment) Act, 2016;

•	The Insurance (Amendment) Act, 2015;

•	The Financial Services Commission ( Overseas Regulatory Authority) (Disclosure) Regulations, 2005;

•	The Pensions (Superannuation Funds and Retirement Schemes) ( Governance) Regulation, 2006;

•	The Pensions (Superannuation Funds and Retirement Schemes) ( Investment) Act Regulations, 2006;

•	The Pensions (Superannuation Funds and Retirement Schemes) ( Registration, Licensing and Reporting) Act Regulations, 2006; and

•	The Pensions (Superannuation Funds and Retirement Schemes) (Specified Pension Fund and Specified Pension Schemes) Act Regulations, 2006.

Other Legislation and Regulations

•	The Deposit Insurance Act, 1998;

•	The Deposit Insurance (Joint, Trust and Nominee Accounts) Regulations, 2014;

•	The Companies Act, 2010;

•	The Financial Investigations Division Act, 2010 as amended in 2013 and 2014;

•	The Terrorism Prevention Act, 2005 as amended in 2010, 2011, 2013 and 2019;

•	The Terrorism Prevention (Reporting Entities) Regulations, 2010 as amended in 2019;

•	The Proceeds of Crime Act, 2007 as amended in 2009, 2010, 2013 and 2016;

•	The Proceeds of Crime (Money Laundering Prevention) Regulations, 2007 as amended in 2013 and 2019;

•	United Nations Security Council Resolutions Implementation Act, 2013 as amended in 2019;

•	United Nations Security Council Resolutions Implementation (Reporting Entities) Regulations, 2019;

•	Transfer Tax Act, 1971 as amended in 2014, 2017 and 2018;

•	Moneylending Act, 1938;

•	Financial Investigations Division Act, 2010 as amended in 2013;

•	The Microcredit (License, Form of Application) Rules, 2021;

•	The Microcredit (Requirements for Grant of Licence) Regulations, 2021;

•	The Microcredit Act, 2021;

•	The Credit Reporting Regulations, 2010;

•	The Credit Reporting Act; and

•	The Income Tax Act as amended in 2013, 2018 and 2020.

Bank of Jamaica Supervisory Framework

The BOJ has supervisory authority and responsibility for deposit-taking financial institutions, which is established by virtue of a number of Primary and Secondary Legislative Acts of Parliament. These include:

The Banking Services Act, 2014

The BSA was passed in June 2014 and became effective on September 30, 2015 by Appointed Day Notice. The legislation repealed the Banking Act, the Financial Institutions Act, the deposit-taking and related provisions in the Building Societies Act and the Bank of Jamaica (Building Societies Regulations), and consolidated these deposit-taking statutes into one legislation. The BSA further amended the Building Societies Act and the Bank of Jamaica Act. At the core of the BSA is a framework that allows for increased compliance with international supervisory principles. Significant enhanced provisions incorporated in the BSA include:

•

Supervisory Autonomy - Under the Banking Services Act, consistent with international supervisory principles on independence, certain critical supervisory functions have been transferred from the Minister of Finance to the Supervisor and the Supervisory Committee. The Supervisory Committee is provided under Section 6 of the BSA and consists of five persons: three ex-officio members and two independent persons appointed by the Governor-General, on the advice of the Minister of Finance. The ex -officio members of the Supervisory Committee are the Supervisor (Chairman); a member of the senior executive staff of the Bank with responsibility for financial stability oversight (currently the Senior Deputy Governor); and the Deputy Supervisor. The appointed members are Professor David Tennant, Professor of Development Finance, University of the West Indies; and Miss Shirley-Ann Eaton, Attorney-at-Law.

•

Consolidated Supervision Framework - An enhanced framework for consolidated supervision, was introduced by the Banking Services Act. Under this regime a financial holding company shall be established for each financial group to which a deposit-taking institution belongs. The financial holding company, which is required to be licensed and supervised by the BOJ, will be responsible for, among other things, ensuring that the financial group is adequately capitalized on a consolidated basis and subject to effective group-wide governance and risk management. In addition, the financial holding company’s responsibilities involve ensuring that the deposit-taking institution group members comply with regulatory requirements applicable under the BSA or any other legislation governing their operations.

•

Enforceable Code of Conduct - The BSA provides for the issuance of an enforceable Code of Conduct on deposit-taking licensees’ dealings with their customers. This code is expected to govern the relationship between deposit-taking institutions and their customers by establishing minimum standards of good banking practice. The Enforceable Code of Conduct is expected to complement consumer protection for users of banking services, available under substantive consumer protection mechanisms and agencies outside of the BOJ. The Banking Services (Deposit Taking Institutions) (Customer Related Matters) Code of Conduct was issued by the BOJ in August 2016, with DTIs given one year to bring their operations into compliance with the code. The code addresses such matters as DTIs’ obligations to provide notice of fees and charges, express interest rates as an effective annual rate, ensure language in contracts is simple and clear and key terms identified to customers, and maintaining effective customer complaints mechanisms and procedures, among other matters.

•

Counterparty Exposure Limits - The BSA provides a framework for the containment of risks within the context of licensee’s capital resources through enhanced requirements at the financial holding company and deposit-taking institution level, on incurring counterparty exposures.

•

Agent Banking - The BSA provides for the extension of permissible banking services through agents who meet the requirements for authorization and are approved by the Supervisory Committee. This provision will allow customers of deposit-taking licensees to conduct certain banking services through a non-deposit-taking third party. Permissible activities in which agents may be used, include deposits and withdrawals, loan repayments, bill payments, account balance inquiries and collection of know-your-customer and customer due diligence information.

•

Amendments to the Bank of Jamaica Act – Coinciding with the Banking Services Act, amendments to the Bank of Jamaica Act also provide for the establishment of a Financial Regulatory Committee with the objective of facilitating information sharing, coordination and cooperation among regulatory authorities.

•

The Corrective and Sanctioning Framework – Under the Banking Services Act, the Supervisor is appropriately equipped with a wide range of enforcement powers to address offences. The intent is for supervisory action to be taken at an early stage to prevent deterioration in the condition of a licensee. These tools include the ability to require a licensee to take timely corrective action and for the Supervisor to take increasingly non-discretionary measures as conditions worsen.

Prior to the above enhancements to the legislation governing the banking sector, earlier upgrades were effected to the framework in 1992, and between 1997 and 2005. Passage of the Financial Institutions Act and the Banking Act in 1992 to provide for, among other things, a standardized legal framework for the operations of commercial banks and other licensed deposit-taking intermediaries, including enhanced minimum capital adequacy standards. In addition, these acts provided the BOJ, in certain instances, and the Minister of Finance in others, with the means to take actions such as issuing “cease and desist” orders and assuming temporary management of such institutions when there is evidence of unsound banking practices or where the institution’s financial viability is in jeopardy.

With respect to the passage of amendments to the Banking Act, the Financial Institutions Act, the Building Societies Act and the Industrial and Provident Societies Act in October 1997, some features of these amendments included:

•

empowering the Minister of Finance to take control of the shares of any licensee that is no longer viable, to effect a sale of the licensee’s shares or assets or to restructure the entity in the interest of its depositors;

•	empowering the Supervisor of Banks to issue “cease and desist” orders in respect of financial institutions experiencing problems and to require special audits of these institutions;

•	enhancing the existing “fit and proper” criteria that relate to directors, significant shareholders and the senior management of licensees;

•	tightening credit limits for unsecured lending, and prohibiting the issuance of unsecured credit to any affiliated parties;

•	imposing a lower ceiling on total lending to or investment in all affiliated parties;

•	tightening investment limits;

•	reducing the non-accrual period for interest on non-performing loans from six months to three months;

•	imposing minimum solvency standards and risk-based criteria;

•	specifying the obligations of bank auditors in the presentation of findings and imposing obligations on auditors to report irregularities to the BOJ;

•	allowing for the examination of the accounts of holding companies of supervised financial institutions; and

•	prohibiting industrial and provident societies from taking deposits without written authorization from the Minister.

With respect to the passage of amendments in March 2002, these amendments included:

•	the transfer to the BOJ powers of the Minister to assume temporary management of DTIs in the event that the BOJ believes that such an intermediary is, or appears, unlikely to meet its obligations;

•	the granting to the BOJ powers to assess fines for specific offenses under the Banking Act and Financial Institutions Act;

•	the granting to the BOJ power to require a DTI to legally separate its banking operations from its securities-trading activities and investment activities undertaken on behalf of investor clients;

•	the granting to the BOJ power to effectively carry out consolidated supervision of banks and other companies that are members of a group of which the bank is a member; and

•	the broadening of the types of cases in which a bank may disclose information concerning specific customer accounts.

The passage of amendments in February 2004, with respect to the Bank of Jamaica Act, effectively brought all operators of remittance companies or agencies under the supervisory ambit of the BOJ. The regulatory regime for remittance entities came into effect in July 2005 and involves a licensing requirement that entails fit and proper due diligence checks and assessments of their systems and procedures prior to licensing, as well as both on- and off-site reviews and assessments.

Passage of amendments in March 2005 to clarify the BOJ’s ability to share information with its overseas regulatory counterparts. Supervisory powers of sanction were also expanded to expressly deal with breaches by financial institutions of their obligations under non-financial statutes under which specific obligations were imposed (e.g., the Money Laundering Act which was replaced by the Proceeds of Crime Act and the Terrorism Prevention Act. (See “—Proceeds of Crime Act” below). This was achieved by amendments to the Banking Act and Financial Institutions Act, which were passed into law in December 2004. In regards to the Bank of Jamaica (Building Societies) Regulations, the amendments were passed in Parliament in November 2004.

As part of the SBA with the IMF in 2010, reforms have also been proposed and begun to strengthen the financial system. See “The Jamaican Economy—Recent Economic Crisis—IMF Stand-By Arrangement”.

There are also a number of regulations and best practice standards that govern the operations of financial institutions in Jamaica.

Bank of Jamaica Act

In June 2014, when the BSA was passed, that legislation also consequentially amended the Bank of Jamaica Act to, among other things:

•

Facilitate supervisory autonomy – appointment, tenure and removal of the Supervisor and appointment tenure of the Deputy Supervisor; express recognition of matters subject to the regulatory oversight of BOJ and of the mandate for the safety and soundness of the financial system; as well as to improve accountability in the form of compulsory external review of the supervisory functions and specific reporting obligations to the Parliament through the Minister.

•

Expand regulatory powers to cooperate with regulatory counterparts (local and overseas) for routine regulatory matters (such as supervision of a financial group); financial stability issues and for the investigation of financial crime.

•	Relocation of monetary policy tools (liquid assets and cash reserves) requirements from the banking legislation to the Bank of Jamaica Act.

The consequential amendments to the Bank of Jamaica Act comprise the 10th Schedule to the BSA.

In October 2015, amendments were effected to the Bank of Jamaica Act to give the BOJ responsibility for financial system stability as follows:

•	Outlining the BOJ’s role of maintaining financial system stability;

•

Mandating the establishment of a Financial System Stability Committee to coordinate the activities pursuant to the objective of financial system stability; incorporating the development of holding company legislation to allow for more effective consolidated supervision of financial groups that include one or more DTIs;

•

Establishing the financial stability oversight powers of the BOJ in relation to financial institutions supervised by the BOJ and those regulated by the FSC as well as other persons who engage in the offer of financial services whose operations are deemed to be of systemic importance;

•

Granting the necessary powers to the BOJ to obtain information from these persons referenced above that will allow for the assessment of risks to the financial system (including the powers of inspection and powers to demand information);

•

Giving the necessary powers to the BOJ to direct and impose measures to mitigate and control the risks from these systemically important financial institutions and services to the financial system. Powers include the ability to extend liquidity where this is deemed necessary in the circumstances and powers to issue prescriptive rules, standards and codes pertinent to the oversight of the stability of the financial system;

•	Mandating the establishment of a Central Financial System database; and

•	Mandating the publication of a financial stability report within three months after the end of each financial year.

The Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations, 2015

In 2004, regulations were promulgated establishing minimum risk-based capital standards for commercial banks and licensed financial institutions. These regulations introduced the concept of Tier I and Tier II capital utilized by regulators internationally, which define eligible components and provide the framework for assigning risk weights to on and off balance sheet items. Under the regulations, the overall minimum capital required to be maintained in relation to risk weighted assets is 10%. The original regulations were repealed and reissued under the new Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations during 2015. The implementation process for a standard of sound practice on minimum capital requirements is well advanced. The revised standard is in line with international best practice, and will broaden risk coverage, providing comprehensive coverage for exposures to credit risk, market risk, and operational risk, as well as introduce a revised definition of regulatory capital.

The Credit Reporting Act

The Credit Reporting Act (“CRA”) was passed in August 2010 and became effective October 1, 2010. This statute establishes a credit information sharing system between providers and credit bureaus in Jamaica and is designed to improve credit assessment processes and to facilitate enhanced risk management and loan pricing strategies throughout the financial sector. A licensing system is imposed on persons who intend to offer credit reporting services and prescribed reporting processes are outlined to ensure objective and standardized reporting of credit information. Persons offering credit reporting services are subject to regulation by the BOJ. Credit Reporting Regulations were issued under the CRA on January 14, 2011. These Regulations, among other things, outline the licensing process including the form of application, licensing fees and information and documentation to be provided in support of an application for a license.

Two credit bureaus were licensed between March and April 2012 and were given a 12-month period to start operations. Both entities commenced operations during 2013. In August 2014, the Minister of Finance and Planning, based on recommendations from the BOJ, issued an additional license bringing to three the number of credit reporting agencies under the CRA. Credit reporting activities reported by the two licensed credit bureaus commenced the issue of credit reports during 2013. In 2021, in the context of the COVID-19 Pandemic, there were 389,002 credit reports issued, reflecting a 7.2% increase from the 363,020 reports issued in 2020. Additionally, there were 114 signed credit information providers in 2021, reflecting a 0.9% decrease from the 115 credit information providers in 2020. Further, credit bureaus’ coverage of the adult population (adults between ages 18-74 years old) increased from 48.0% in 2020 to 50.7% in 2021.

The Payment, Clearing and Settlement Act was passed in Parliament in November 2010. The legislation formally establishes the legal framework for the oversight of the payment and settlement system and addresses matters such as finality of payments, effect of insolvency on payments already in the system, and upgrading of the settlement infrastructure by, inter alia, allowing for real-time gross settlement. In this regard, Jamaica implemented a real-time gross settlement system in February 2009 and introduced a Central Securities Depository in May 2009, which houses Government of Jamaica and BOJ (domestic) securities.

Passage of this legislation was the first step in ensuring that Jamaica’s payment and settlement system operates in accordance with the Bank for International Settlements Core Principles for Systemically Important Payment Systems.

The Microcredit Act, 2021

The Microcredit Act was passed in January 2021 and became effective in July 2021. The aim of the Microcredit Act is to license and regulate MCIs that provide financing to individuals, as well as to micro, small and medium sized enterprises. The Microcredit Act aims to minimize the possibility of the sector being used as a conduit for money laundering and terrorism financing. Pursuant to the Consumer Protection Act, the Consumer Affairs Commission was designated as the body with responsibility for overseeing consumer protection, namely through making and issuing a code of conduct for licensees on consumer related matters and through the investigation of any complaint brought to it by a consumer of a microcredit service. The Microcredit Act creates a licensing regime that incorporates the usual safeguards of (i) fit and proper requirements for licensees and their owners, (ii) required operating requirements for licensees and (iii) mandating the inclusion of processes to address complaints. The BOJ is afforded with standard regulatory powers to conduct inspections, examine the records of licensees, impose regulatory sanctions for non-compliance and issue standards, guidance and a code of conduct for the money-lending services that will be governed by this legislation.

In accordance with section 64 of the act, a person who is operating a business which falls within the criteria set out in the act for a MCI or for the offering of a microcredit service, shall, within twelve months from the commencement date (July 30, 2021), or within such longer period as the Minister may by notice in the Gazette, comply with the provisions of the act and apply to the supervisor for a license to continue his business as a microcredit institution, or cease to carry out such business. With respect to new entrants, in accordance with section 9 of the act, a person who desires to provide a microcredit service shall be licensed as an MCI under the act.

An application to operate a microcredit institution shall be in the form set out in the Microcredit (Licence, Form of Application) Rules, 2021. The completed form must be accompanied by the required information as specified in Section 6 of the Microcredit (Licence, Form of Application) Rules, 2021.The applicants must satisfy the requirements specified in section 10 of the Microcredit Act, 2021, as well as provide any additional information required for the assessment of the application.

The Standard of Sound Practice on Fit and Proper Assessments for Microcredit institutions was issued in November 2021. The Standard is intended to provide guidance regarding: (i) the criteria for “fit and proper” assessments; (ii) the application of the “fit and proper” criteria by the Supervisor; and lastly, (iii) the approach to conducting “fit and proper” assessments.

Standards of Best Practices

In addition to the main legislations and regulations the BOJ has issued Standards of Best Practices and Guidance for the management of deposit-taking entities. These standards provide clear guidance on supervisory expectations of board and management in implementing appropriate systems to assess, measure, monitor and mitigate risks in identified operational areas. Standards issued are the following:

•	Credit Risk Management (issued 1995);

•	Liquidity Risk Management (issued 1995);

•	Securities Portfolio Risk Management (issued 1995);

•	Interest Rate Risk Management (issued 1996);

•	Foreign Exchange Risk Management (issued 1996);

•	Internal Control (issued 1996);

•	Real Estate Appraisal Management (issued 1996);

•	The Management or Investment of Customers’ Funds (issued 2002);

•	Guidance Notes on the Prevention of Money Laundering and Countering the Financing of Terrorism, Proliferation and Managing Related Risks (finalized 2017, gazetted 2018);

•	Standard of Sound Practice on Fit and Proper Assessments;

•	Country and Transfer Risk (issued 2005);

•	Standard of Best Practice for Effective Corporate Governance (issued 2008);

•	Standard of Sound Practice on Agent Banking (issued May 2017);

•	Application for Approval to Appoint an Agent;

•	Standard of Sound Practice on Problem Asset Management Provisioning and Accounting for Expected Credit Losses (January 2019).

•	Standard of Sound Practice on the Liquidity Coverage Ratio (for Licensees under the BSA) (October 2019);

•	Standard of Sound Practice on Fit and Proper Assessments under the Microcredit Act, 2021 (November 2021).

Since the 2005 FSAP exercise (defined and discussed in greater detail below), the BOJ has engaged in a continuous process of systematically revising these standards in order to further promote the establishment of comprehensive risk management processes in DTIs in accordance with the revised Basel Core Principles and as a necessary precursor to full implementation of the Basel Capital Adequacy framework (Basel II).

Bank of Jamaica’s Anti-Money Laundering, Counter Financing of Terrorism (AML/CFT) and Proliferation of weapons of Mass Destruction Guidance Notes

The Bank of Jamaica Anti-Money Laundering Guidance Notes, which were originally issued during the 1990s, provide specific guidance to all institutions supervised by the BOJ on the detection and prevention of money laundering and the financing of terrorism. Revisions to the Guidance Notes were issued in 2004, 2005 and 2007 to incorporate, among other things, provisions consistent with the revised FATF 40 Recommendations of 2003 and the Eight Special Recommendations for Terrorist Financing; the Ninth Special Recommendation of the FATF on cash couriers and enhanced guidance on customer due diligence verification.

During 2009, the BOJ undertook another round of revisions with a view to incorporating relevant provisions of the POCA and the POCA (Money Laundering Prevention) Regulations. The revisions took into account comments from the industry and the completed Guidance Notes were approved by the Minister on April 22, 2010. Further, revisions to the Guidance Notes have been undertaken in keeping with 2013 amendments to the POCA and Terrorism Prevention (Reporting Entities) Regulations, as well as developments in international best practices in the areas of Anti-Money Laundering and CFT techniques, promulgated by the FATF and the Basel Committee of Banking Supervisors.

In this regard, a consultation paper was issued for comment in April 2016. In January 2017, following an on-site evaluation in June 2015, the Caribbean Financial Action Task Force (“CFATF”) published on its website Jamaica’s Mutual Evaluation Report (the “Report”) analyzing Jamaica’s compliance with the FATF 40 Recommendations and the level of effectiveness of Jamaica’s AML/CFT system. The Report’s findings acknowledged that substantial progress had been made since Jamaica’s previous evaluation in 2005; however, it also identified a number of remaining deficiencies in Jamaica’s AML/CFT system and recommendations as to how the system could be strengthened. The deficiencies identified included, among others:

•	existing gaps and limitations in certain of Jamaica’s laws, regulations and policies relating to its AML/CFT system;

•	the lack of coordination among certain Government investigative and judicial bodies in pursuing violators of AML/CFT laws; and

•	the ineffectiveness of existing penalties in dissuading certain sanctioned money laundering and terrorism financing activities and behaviors.

In light of these developments, drafting instructions for AML/CFT Supervisory Rules under the BSA were then substantially revamped and updated to account for amendments to the current AML/CFT legislation, the United Nations Security Council Resolutions Implementation Act, and the revised FATF Recommendations. These draft updated guidance notes were finalized in 2017 and were approved by the Minister of National Security and the Minister of Foreign Affairs and Foreign Trade, and published in the Gazette in June 2018. Also in 2018, drafting instructions were issued for the development of AML/CFT Rules under the BSA, to bring into effect the enforceable measures provided for in the Guidance Notes and to support the BOJ’s oversight regime concerning AML/CFT.

Subsequently, the AML/CFT Unit of FID commenced on-site examinations using a risk-based methodology. During 2018, the unit carried out several follow-up activities to evaluate the effectiveness of remedial measures taken by licensees to address previously identified weaknesses and other controls implemented to strengthen their respective AML/CFT frameworks. The BOJ continues its robust communication efforts with the industry by disseminating numerous notices relating to AML/CFT matters to financial institutions (including UN Designations) since the start of 2018.

Financial Services Commission Supervisory Framework

The Financial Services Commission Act

This act established the FSC as a statutory body and, among other things, designated the FSC as the supervisory authority for the private pensions, securities and insurance industries in Jamaica. The FSC administers the Insurance Act, Securities Act, Pensions (Superannuation Funds and Retirement Schemes) Act, Trust and Corporate Service Providers Act and Tourism Workers Pension Act and its concomitant regulations.

In addition, the FSC monitors persons who carry on life insurance business or perform services as an insurance intermediary, in respect of life insurance business, within the meaning of the Insurance Act (with the exception of insurance consultants and an adjusters, as well as a person licensed under the Securities Act as a dealer or investment adviser for compliance with the Proceeds of Crime Act 2007, the Proceeds of Crime (Money Laundering Prevention) Regulations 2007, the Terrorism Prevention Act 2005 and the Terrorism Prevention (Reporting Entities) Regulations 2010.

With the Minister of Foreign Affairs and Foreign Trade designating the FSC as the Competent Authority under the United Nations Security Council Resolutions Implementation Act (UNSCRIA) for relevant insurance and securities business on February 28, 2020, the FSC has been authorized to supervise and monitor these industries with regard to the requirements under this legislation. Updated guidelines on CPF were issued to the FSC’s regulated entities in August 2020 consequent upon the passage of the United Nations Security Council Resolution Implementation (Amendment) Act on November 15, 2019 and the United Nations Security Council Resolution Implementation Reporting Entities Regulations (UNSCRI-RER) on November 21, 2019. These guidelines were signed by the Minister of Foreign Affairs and Foreign Trade pursuant to Regulation 3(1) of the UNSCRI–RER and thereafter published in the Gazette to ensure legal efficacy.

There have been amendments to the International Corporate and Trust Services Providers Act. The operationalization of this act will result in consequential amendments to the FSC Act, so that trust and corporate services providers in general will fall within the FSC’s regulatory remit, and also in connection with compliance with Jamaica’s AML/CFT regime. The designation as competent authority for trust and corporate services providers was effected in 2022.

Insurance Act

The Insurance Act and its concomitant regulations were enacted in December 2001 to repeal and replace the Insurance Act of 1972. The legislation sought to provide measures to strengthen corporate governance and the regulation of insurance companies, agents, brokers, sales representatives, and other actors within the insurance industry as well as to establish prompt corrective action. The Insurance Act was amended in February 2016, to inter alia, harmonize certain provisions with other financial sector legislation and strengthen the legislative framework for the regulation of the insurance industry. In May 2017, the Cabinet approved proposals for further amendments to the Insurance Act in order to facilitate the creation of a micro-insurance legislative framework. The proposed amendment will pave the way for regulations to be developed to regulate the micro-insurance industry.

Pensions (Superannuation Funds and Retirement Schemes) Act

Reform of the pensions system started with the enactment of the Pensions (Superannuation Funds and Retirement Schemes) Act in 2004 and its concomitant regulations became effective in March 2005 and 2006, respectively. The pension legislation included requirements for pension funds such as registration, licensing, investment limits, minimum solvency standards, winding-up, reporting requirements and information disclosure. In 2015, the Cabinet approved the second phase of the pension reform initiative and the necessary drafting instructions were issued to the Office of the Chief Parliamentary Counsel to prepare the necessary amending legislation. This was preceded by extensive consultations with major stakeholders in the industry. The amending legislation is being drafted to address issues such as mandatory vesting, portability of pension rights, distribution of surplus by way of contribution holidays, unlocking of benefits, pension pay-out products, and funding and solvency of approved superannuation funds and retirement schemes. The revised legislation will also address expanding the investigation and enforcement powers of the Commission and strengthen the rights of members of the funds and schemes. The FSC continues to review several draft bills to amend the pension legislation and provide its comments to the Ministry of Finance and the Public Service.

A portion of the second phase of the pension reform initiative was implemented following the enactment of the amendments to the Pensions (Superannuation Funds and Retirement Schemes) (Investment) Regulations, 2006 in August 2019, resulting in an expansion of the permissible investments for funds and schemes and the revision of some existing statutory investment limits.

Tourism Workers’ Pensions Act

The Tourism Workers Pension Act was enacted on September 3, 2019 and became operational on January 31, 2020. The act establishes a defined contribution pension scheme for hospitality industry workers. The FSC will have supervisory and regulatory oversight of the Tourism Workers’ Pension Scheme.

Trust And Corporate Services Providers Act (formerly International Corporate & Trust Service Providers Act)

The International Corporate and Trust Service Providers Act was passed on August 18, 2017 but as of the date hereof, has not been operationalized. The FSC has been named the regulatory authority under the International Corporate and Trust Service Providers Act. The legislation was amended in December 2021 and the legislation was renamed the Trust And Corporate Services Providers Act. The amended legislation will produce a regime that is relevant for trust and corporate services providers generally and will result in jurisdictionally neutral legislative provisions.

The Trust And Corporate Services Providers Act is intended to address the supervision and regulation of providers of corporate services and trust services by ensuring that they are licensed by the FSC.

Securities Act

In 2013, the Securities Act was amended to, among other things, enhance the framework for the regulation of the securities industry in order to combat the establishment and proliferation of unregulated financial organizations, strengthen the investigative and supervisory powers of the FSC, modernize the framework for the regulation of collective investment schemes and correct other deficiencies in the regulatory framework of the securities industry.

In 2014, the Securities Act was amended to enhance the legal and regulatory framework for retail repurchase agreements (retail repos) in Jamaica including providing additional protection for the interests of repurchase clients prior to and in the event of a dealer’s insolvency or bankruptcy. In addition, the Securities (Retail Repurchase Agreements) Regulations and the Securities (Prudential) Regulations were approved in 2014 in keeping with the reform of the securities dealer industry, the latter regulations seeking to tighten the prudential standards for securities dealers in line with international best practices.

As part of the ongoing review of the securities industry legal and regulatory framework a number of legislative achievements as well as the issuance of several guidelines were made from 2015 to 2018:

•	The Securities (Retail Repurchase Agreements)(Amendment) Regulations, 2015;

•	The Securities (Collective Investment Schemes)(Amendment) Regulations, 2015;

•	Guidelines: For Jamaica Depositary Receipts;

•	Guidelines - Large Exposure Framework for Securities Licensees; and

•	Advisory for the Amendments to the Pool of Allowable Assets for Retail Repurchase Agreements.

In addition, the following are guidelines, consultation papers and advisory issued by the FSC during period from 2018 to 2022:

•	Guidelines for the Retail Repo Mismatch Ratio Prudential Benchmark;

•	Market Conduct Guidelines;

•	Advisory on the Requirements for the Digital Asset Framework;

•	Consultation Paper: Amendments to the Guidelines for Issuers of Securities;

•	Amendment to the Securities (Licensing and Registration) Regulations, 1996 (Jamaica Stock Exchange Fees);

•	Updated guidelines for Exempt Distribution;

•	Consultation Paper: Securities (COB) Regulations 1999 Amendments; and

•	Consultation Paper: Proposed Amendments to the Guidelines for Issuers of Securities Regarding Public Offerings.

Securities Dealers Rules and Regulatory and Supervisory Framework

In keeping with the requirements of the Memorandum of Economic and Financial Policies, pursuant to the EFF with the IMF, the FSC was required to introduce and gradually tighten the prudential standards for the securities sector. Accordingly, on March 31, 2016, the FSC implemented a Strategy for Prudential Tightening which satisfies this requirement. The primary objective of the strategy is to ensure that in the near- to medium-term, the retail repo portfolios of individual firms and the securities industry as a whole will reach a level that is deemed by the BOJ and the FSC to be systemically safe and prudentially manageable. In an aim to fulfill the primary objective of the strategy, as well as strengthening the overall resilience of the securities industry, the following were introduced in the regulatory and supervisory framework for the securities industry:

•	Requirement for dealers to implement stress testing programs and report results to the FSC;

•	Large exposure limits for single and group of connected counter parties;

•	Requirement for dealers to implement liquidity management programs;

•	Prudential benchmark for retail repo mismatch;

•	Capital charge for operational risk; and

•	Changes in the components of capital base to strengthen the quality of regulatory capital.

Strategy implementation is being achieved by the following broad steps:

•	Implementing the prudential strategy in tranches;

•	Utilizing a new prudential for retail repo mismatch as a supervisory tool to monitor the trend in values of this ratio for securities dealers;

•	Monitoring of large exposures across the securities industry;

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On a continuous basis, assessing the market impact of the prudential strategy and determining whether or not the systemic risk posed by the retail repo market warrants further prudential strengthening; and

•	Monitoring of industry stress test results to assess prudential stability.

As part of the implementation of the strategy for prudential tightening, during 2016 and 2017, the FSC:

•	Issuance of the first tranche of the Prudential Guidelines which implemented the stress testing and liquidity management requirements and the operational risk capital charge;

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Development of the large exposure framework and the issuance of guidelines establishing limits for single and group of connected parties that is scheduled to take effect December 2018 with a phased implementation plan;

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Development of a suitable prudential benchmark to measure the mismatch in the retail repo framework benchmark, which was introduced in September 2018 as an early warning monitoring prior to a phased implementation of the ratio; and

•	Completion of a study to identify an appropriate definition of liquid assets and level of liquidity ratio.

In addition, as part of the ongoing implementation of the strategy for prudential tightening, during 2018 and 2019, the FSC introduced the exposure frameworks requiring licencees to submit quarterly exposure results based on their financial year results, which commenced in December 2018. While there was an Issuance of the Guidelines for the Retail Repo Mismatch Ratio prudential benchmark in September 2018, which required licensees to provide quarterly monitoring data during early warning monitoring prior to the full implementation of the ratio; expected to occur at the end of 2020. Due to the COVID19 pandemic, the implementation of the mismatch ratio was delayed.

Current Priorities

In 2017, the FSC submitted a proposal to the Ministry of Finance to amend the FSC Act to enhance the regulatory framework for effective and comprehensive group-wide supervision of non-deposit taking groups. Currently, the Securities Act and Insurance Act enable the FSC to conduct limited oversight of groups of which a securities firm or insurance company is a part. Section 27 of the Insurance Act, for instance, empowers the FSC to obtain financial information on non-regulated members of the group. The FSC continues to review the draft bills to amend the FSC Act and provide its comments to the Ministry of Finance.

In 2019, the FSC submitted a proposal to the Ministry of Finance to amend the Insurance Act to enhance risk management procedures in the insurance industry. The proposed amendment to the insurance regulations will detail the standards that insurers are required to adhere to in establishing their risk management programs, including, inter alia, stress testing and asset liability management.

In addition, the FSC has been collaborating with the Ministry of Finance and the Office of the Chief Parliamentary Council in reviewing draft bills to amend the insurance legislation in order to:

•	enhance the minimum capital test;

•	strengthen market conduct standards for all insurance companies; and

•	revise the investment regulations.

Technical study is on-going to determine the relevant changes to strengthen the Minimum Continuing Capital and Surplus Requirements (the “MCCSR”) for life insurance companies. Following the completion of the study, the FSC will propose legislative amendments to the Insurance Regulations which address the MCCSR.

In 2020, the FSC commissioned a technical assistance mission with the IMF to reform its capital and liquidity framework to align with the BASEL III framework and maintain regulatory consistency with the BOJ while addressing the idiosyncrasies of the securities industry. The FSC is in the early stages of a three year implementation program.

In 2020, the FSC submitted a proposal to the Ministry of Finance to create regulations around its Exempt Distribution and Issuers Guidelines. The aim of this is to ensure that these rules carry the force of law and introduce legislative sanctions for any violations.

The FSC in 2021, submitted proposals to the Ministry of Finance to amend the Insurance Regulations, 2001, to facilitate the approval of changes in ownership and control of insurance companies as it relates to change of significant ownership, the threshold for significant ownership and control and the regulatory framework. Proposals were also sent to the Ministry of Finance regarding amending the insurance legislation to remove certain statutory schedules. The removal of the schedule from the legislation, proposes to enable the FSC with the ability to respond in a timely manner, to changes in the international financial reporting standards and other environmental factors, which impacts the insurance industry and necessitate continual revisions to relevant reporting forms.

The FSC is in the early stages of a proposal to amend its collective investment scheme regulations to address exchange traded funds and closed end funds to create a regulatory standard for the registration of funds which trade on the stock exchange.

The FSC continues to propose and implement changes to improve its capital markets regulation such as new rules for public offering disclosures and reducing the requirements for listed issuers coming to market to raise additional funds. Consultations are ongoing.

In keeping with FATF Recommendation 15, the FSC has developed a Policy Paper on virtual assets service providers (“VASPs”). FATF Recommendation 15 requires countries to regulate VASPs for AML/CFT purposes. The policy paper requires the establishment of a suitable regulatory framework for VASPs in order to (i) mitigate the risks emerging from virtual assets, (ii) protect prospective investors and (iii) to mitigate against money laundering and terrorism financing risks. The framework will require the licensing or registration of VASPs, ensuring that they are subject to effective systems for monitoring and that they are compliant with the relevant measures outlined in the FATF Recommendations.

Other Financial System Legislation and Regulations

Deposit Insurance Act

In May 1998, Parliament passed the Deposit Insurance Act, designed to protect depositors through the establishment of an explicit Deposit Insurance Scheme (the “Scheme”). The Deposit Insurance Act established the Jamaica Deposit Insurance Corporation (the “JDIC”), which administers the Scheme and a Deposit Insurance Fund (the “Fund”). The financial institutions covered under the Scheme (the “Policyholders”) are all banks (otherwise called commercial banks), merchant banks and building societies. All deposits (excluding government deposits and deposits from Policyholders) held at these institutions are insurable under the Scheme. The insured institutions must contribute to the Fund, on an ex-ante basis by paying an annual premium of 0.15% of the total value of insurable deposits held by each institution at the end of December of each year. The Fund is to be used to reimburse depositors (up to the prescribed coverage limit) in circumstances where an insured non-viable institution is being resolved by way of a payout. The JDIC also has the option to levy premiums on an ex-post basis. In addition to premiums, the Fund comprises an accretion of investment and other sources of income. As at March 31, 2022, the value of the Fund stood at J$31.4 billion (unaudited).

Additionally, the JDIC is authorized to make loans or advances, issue guarantees, indemnify or become liable for the payment of monies (with security), in relation to a Policyholder facing financial distress with the ultimate objective of protecting insured depositors as well as borrow or raise funds where the Fund is not sufficient. The JDIC may also act as the liquidator of any Policyholder, its holding company or subsidiary that becomes insolvent and in acting as such may arrange for the restructuring by merger or acquisition by another financial institution. Further, the Deposit Insurance Act also provides for the sharing of information between the BOJ and the JDIC, to enable the JDIC to be fully apprised of the financial conditions of the insured institutions for the performance of its functions.

When the Scheme was established, the coverage limit was set at J$200,000 per depositor per institution. In order to maintain or enhance the level of protection to depositors, the coverage limit is consistently under review and has been adjusted three times since the JDIC was established, with the most recent adjustment made on August 31, 2020, increasing it to J$1,200,000. At December 31, 2021, the total number of accounts in the banking system that were fully covered up to the J$1,200,000 coverage limit (i.e. insurable accounts with balances up to J$1,200,000) was approximately 96.8%. At this level of coverage, the JDIC continues to provide protection to the majority of retail depositors. This is consistent with the JDIC’s public policy objective and international standard of best practice as recommended by the International Association of Deposit Insurers to cover 90-95% of deposit accounts in the system.

Proceeds of Crime Act

The POCA was passed by Parliament in early 2007 and came into effect on May 30, 2007. This statute is supported by the Proceeds of Crime (Money Laundering Prevention) Regulations and the Proceeds of Crime (Confiscation) Regulations which were also promulgated in 2007. With the passage of the POCA, the former Money Laundering Act, related Regulations and the Drug Offences (Forfeiture of Proceeds) Act were repealed and replaced. The wide-ranging POCA legislation provides for the investigation, identification and recovery of the proceeds of crime. Responsibilities previously delegated to the BOJ, as the “competent authority” for deposit-taking institutions under the Money Laundering Act, are now subsumed by the POCA. Among other matters, the POCA now provides for revised Threshold Reporting Transaction Limits for financial institutions of US$15,000 (US$50,000 previously) and gives the Minister of National Security (as the responsible minister under POCA) the power to designate professions and businesses as financial institutions for the purposes of reporting and complying with anti-money laundering requirements. POCA also seeks to address all the loopholes that hampered investigative and prosecutorial efforts to combat money laundering that existed under the previous Drug Offences (Forfeiture of Proceeds) Act and the Money Laundering Act.

Since its passage in 2007, the POCA has been amended to extend the list of predicate offenses and offenses in respect of which an assumption of criminal lifestyle can be made, to include offenses under the Child Pornography (Prevention) Act, specified offenses under the Sexual Offences Act, and related inchoate offenses such as aiding and abetting and incitement, as well as offenses under the Law Reform (Fraudulent Transactions) (Special Provisions) Act, which targets offenses such as lotto scam activities.

In October 2013, further amendments to the POCA were passed to:

•	clarify the suspicious transactions reporting requirements;

•	outline the powers that competent authorities designated under the POCA will have in relation to their role of monitoring compliance with the anti-money laundering requirements;

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ensure that obligations placed on financial institutions are similarly placed on the entities that are responsible for the implementation of anti-money laundering prevention, policies and procedures in the financial institution’s group of companies; and

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effect other amendments to the Money Laundering Prevention Regulations under the POCA to strengthen the requirements for Customer Due Diligence (“CDD”), the application of CDD measures for politically exposed persons (“PEP”), and the use of risk-based processes to identify and address AML/CFT risks.

The POCA and the regulations thereunder were extended to certain Designated Non-Financial Institutions by Ministerial orders dated November 15, 2013. These institutions included:

•	Accountants that carry out certain specified financial transactions;

•	Attorneys-at law that carry out certain specified financial transactions;

•	Casinos;

•	Gaming Lounge operators over a certain size; and

•	Real estate dealers.

The Jamaica Bar Association filed suit against the Government seeking to enjoin the application of the Proceeds of Crime regime to the profession. By judgment dated May 4, 2017, the Full Court held that the regime was applicable to the profession and did not breach any duties owed by attorneys-at-law to their clients.

In 2020, the Court of Appeal upheld the designation of the attorneys undertaking certain activities as DNFIs, which also acknowledged the role of the general legal counsel as competent authority. It also ruled that the proscribed obligations under the POCA in relation to attorneys breached their constitutional rights to:

•	protection from search of their property in contravention of section 13(3)(j)(i) of the Charter of Fundamental Rights and Freedoms) (Amendment) Act, 2011 (“Charter of Rights”);

•	respect for and protection of private life in contravention of section 13(3)(j)(ii) of the Charter of Rights;

•	protection of privacy of other property and of communication in contravention of section 13(3)(j)(iii) of the Charter of Rights; and

•	the right to liberty and not to be deprived of liberty in contravention of section 13(3)(a) of the Charter of Rights.

Hence, the functions of the competent authority remain in flux as its function under POCA and adjoining regulations remain suspended pending the outcome of the appeal to the Privy Council. Leave to appeal the decision of the Court of Appeal was granted to the Government in December 2020 arising from the ruling.

The POCA and the regulations thereunder were further amended in 2019 to improve Jamaica’s AML/CFT regime. The amendments require competent authorities of both financial institutions and designated non-financial businesses and professions (“DNFBPs”) to implement a continuous AML/CFT risk based assessment of its regulated businesses and tailor its supervisory activities of licensees accordingly. The amendments also require that financial institutions and DNFPBs establish a risk profile of their operations, business relationships and one-off transactions and employ effective measures to mitigate the accessed risks. The amendments also introduced simplified due diligence for their low risk clients and products.

In addition, financial institutions and DFPBS are now legally required to adopt enhanced due diligence measures and limit their business relationship with customers who are residents of, domiciled in, or incorporated in a territory deemed by the supervisory authority to have a greater associated risk of money laundering and terrorist financing.

The 2019 POCA amendments also empower competent authorities to impose monetary penalties through an administrative proceeding (in lieu of criminal proceedings) on financial institutions or DNFPBs that fail to comply with provisions of the POCA and the regulations thereunder.

The Judicature (Supreme Court) (Proceeds of Crime) Rules , 2021 came into force on April 7, 2021. The rules shall apply to all proceedings commenced under parts II, III, and IV of the act, with the exception of applications relating to the recovery of cash in summary and proceedings under part IV of the act and applications made pursuant to sections 50 and 52 of the act and under the regulations S1.2 (1). The overriding objective of these rules is to enable the court to deal justly with applications brought under the act.

The United Nations Security Council Resolution (Implementation) Act, 2013

The Act reflects Jamaica’s work towards complying compliance with FATF Recommendation 7 (Targeted financial sanctions related to proliferation) of the revised FATF Forty (40) Recommendations issued in 2012. This Act, which was passed on November 15, 2013 is to facilitate the implementation of United Nations Security Council Resolutions (“UNSCR”) under Chapter VII of the Charter and which Article 25 of the Charter requires Jamaica to carry out. The Act requires financial institutions and designated non-financial institutions to determine on a continuing basis whether they are in possession or control of assets owned or controlled by or on behalf of a person or entity proscribed by regulations.

In 2019, further amendments to the UNSCR Act and regulations were passed, including:

•	Implementation of clear timelines for persons and entities adopting the UNSCR Act and regulations;

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Introduction of a transitional freezing provision setting forth the procedure to be used by the UNSCR (which involves obtaining an ex parte court order and the publication of the order within 24 hours in a specified public media forum) when it requires immediate action in order to freeze assets;

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Development of a reporting requirement on financial institutions and designated non-financial institutions to report any transaction or attempted transaction that is known or believed to involve a person or entity or the assets of a person or entity proscribed by regulations;

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Adoption of an express prohibition on financial institutions and designated non-financial institutions to possess or control assets owned or controlled by or on behalf of a person or entity proscribed by regulations or by a court order; and

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Requirement on financial institutions and designated non-financial institutions to ensure its branches and subsidiaries located outside of Jamaica comply the UNSCR Act and regulations or an otherwise stricter standard required by the relevant jurisdiction.

Terrorism Prevention Act

The Terrorism Prevention Act gives effect to the UN Convention on the Suppression of the Financing of Terrorism as well as to various other UN Security Council resolutions. This act imposes counter-terrorist financing and reporting obligations on financial institutions, which will assist the authorities in identifying, tracing and ultimately forfeiting assets owned or controlled by terrorists, and provides law enforcement with the widest range of investigative tools to achieve these objectives. The Terrorism Prevention Act was passed by Parliament in March 2005 and came into effect in June 2005. In March 2010 an amendment to the Terrorism Prevention Act was passed to allow for greater penalties to be imposed under the proposed Terrorism Prevention (Reporting Entities) Regulations, 2010. (Under Jamaica’s laws, penalties set out within Regulations are restricted to the maximum permitted under the Interpretation Act unless the Principal Act to the Regulations expressly provides otherwise).

The Terrorism Prevention Act was amended in April 2011, to clarify and expand on the obligation of financial institutions to report unusual or suspicious transactions and to allow for the implementation of the listed entity provisions in the act. Jamaica has since issued its first list of designated terrorists in accordance with the UN Resolution 1267 following the publication of the requisite court order in June 2012. A subsequent court order was published in July 2013.

Further amendments to the Terrorism Prevention Act were passed in October 2013 to, among other things, ensure that property of corresponding value can be confiscated, and to allow for Jamaica’s full implementation of the International Convention for the Suppression of Acts of Nuclear Terrorism of September 4, 2005, the 2005 amendment to the Convention on the Physical Protection of Nuclear Material, the October 14, 2005 amendment to the Protocol to the Convention for the Suppression of Unlawful Acts Against the Safety of Maritime Navigation, and the October 14, 2005 Protocol to the Convention for the Suppression of Unlawful Acts Against the Safety of Fixed Platforms.

In November 2017, the Senate approved the following orders under the Terrorism Prevention Act:

•	The Terrorism Prevention (Reporting Entities) (Accountants) Order 2017;

•	The Terrorism Prevention (Reporting Entities) (Casinos) Order 2017;

•	The Terrorism Prevention (Reporting Entities) (Gaming Lounge Operators) Order 2017; and

•	The Terrorism Prevention (Reporting Entities) (Real Estate Dealers) Order 2017.

The effect of these orders is to establish these entities as reporting entities under the Terrorism Prevention Act. The relevant orders take effect six months from the issue of the orders (May 2018). This gives these sectors an opportunity to be sensitized and obtain training on their obligations under the Act.

In 2019, the Senate approved The Terrorism Prevention (Designated Reporting Entity) (Attorneys-At-Law) Order, 2019 which took effect in May 2020. The purpose of the order is to include attorneys who perform certain specified financial services as reporting entities under the Terrorism Prevention Act. The Jamaica Bar Association did not challenge the inclusion of legal professionals as reporting entities under the Terrorism Prevention Act.

Further amendments were passed to the law in 2019 to, among other things, attach criminal liability to a person leaving or attempting to leave Jamaica in order to commit or facilitate the commission of (including by providing financial and other services to a third-party offender) a terrorism offense.

Terrorism Prevention (Reporting Entities) Regulations

In March 2010, the Terrorism Prevention (Reporting Entities) Regulations, were promulgated under the Terrorism Prevention Act. These regulations largely mirror the Know Your Customer (“KYC”) obligations contained in the regulations under POCA. Accordingly, the regulations outline the operational controls that must be maintained by financial institutions particularly when contemplating the commencement of a business relationship or a one-off transaction. The regulations also require financial institutions to establish and maintain appropriate procedures in relation to identification, record-keeping, internal controls, communication and training of employees. These regulations also prescribe the requisite declaration forms for transactions that the reporting entity knows or suspects are transactions that constitute a terrorism offense, and for the submission of four-monthly reports as to whether or not the reporting entity is holding property in respect of a person who is on the United Nations list of designated terrorists or in respect of a person who has links with terrorists or terrorist groups or organizations.

In October 2013, the Terrorism Prevention (Reporting Entities) Regulations were amended to consolidate and intensify the requirements for CDD, the application of CDD measures for PEP, and the use of risk-based processes to identify and address Anti-Money Laundering/CFT risks.

In November 2019, the Terrorism Prevention (Reporting Entities) (Amendments) Regulations was approved by the Senate in order to, among other things, enhance the risk regimes adopted by financial institutions and designated non-financial institutions to assess risks associated with terrorist financings in their operations, customer base and product base and develop effective measures to mitigate such assessed risks.

The Financial Investigations Division Act

The Financial Investigations Division Act (“FIDA”) was passed in March 2010 and brought into effect by Appointed Day Notice in April 2010. The Act gives the existing FID of the Ministry of Finance and the Public Service the necessary statutory powers and protections to carry out its mandate of investigating and prosecuting financial crime, including money laundering and the financing of terrorism. The FIDA was amended in 2013 to, among other things, clarify the FID’s role where Jamaica contemplates entering into information sharing agreements with international counterparts. As a result of the 2013 amendments to FIDA, the FID achieved full membership in the Egmont Group of Financial Intelligence Units in June 2014.

Current Priorities in Banking Supervision

Bank of Jamaica (Credit Unions) Regulations

During 2017, the decision was taken to abort the development of the BOJ (Credit Unions) Regulations and replace it with the Credit Unions (Special Provisions) Act as the provisions were thought to be too substantive to reside in subsidiary legislation. Accordingly, the Cabinet approved the recommendation for the enactment of legislation for the supervision of credit unions by the BOJ in May 2017.

Work is ongoing on the Credit Unions (Special Provisions) Act. The Ministry of Finance and Public Service submitted a draft to the BOJ on March 25, 2022. The draft act is under review by the BOJ’s Legal Department and the Credit Unions Oversight Department. The Bill contains the framework which aims to bring the operation of credit unions fully under the BOJ’s prudential supervisory regime. The draft act covers, among other things, licensing, capital, reserves, prohibited business, remedial and intervention processes, as well as defines the role of specially authorized credit unions.

Consolidated and Conglomerate Supervision of Financial Groups

Legislation governing the activities of DTIs was amended in 2002 to extend the regulatory and supervisory reach of the BOJ beyond the licensee itself, to include the wider financial group of which the licensee is a part. Pursuant to these amendments, the BOJ has been working towards the full implementation of a comprehensive consolidated/conglomerate supervision regime. This has included the promotion of the reconfiguring of financial groups containing deposit-taking entities, into supervisable financial structures and the extension of “fit and proper” assessments to principals of FHCs and other entities within relevant financial groups. Further enhancements to the legislative framework were incorporated in the new Banking Services Act (2014), which now requires that FHCs be licensed and therefore, be subject to supervisory oversight and the Banking Services (FHCs) (Licensing Application Form), Supervisory Rules, Resolution, 2019, which was gazetted in November 2019. This resolution supports the operationalization of the BOJ’s risk-based consolidated supervision methodology and promotes the safety and soundness of DTIs, their financial groups, and the deposit-taking system of which they are a part. In this regard, the BOJ has initiated the process for the licensing of FHCs on a phased basis.

The BOJ continues to advance work on major developments relating to the consolidated supervision framework included work on:

•	The risk-based methodology for the supervision of financial groups;

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The FSC and the BOJ continue to collaborate on the development of a risk-based consolidated supervisory framework. Under Jamaica’s Memorandum of Economic and Financial Policies (MEFP), both agencies agreed to pilot a domestic systemically important financial group. The BOJ, through ongoing monitoring exercises, continued its assessment of the consolidated supervision framework of this pilot financial group. To date, the results from the ongoing monitoring and assessment of the pilot group’s performance has allowed the FSC and the BOJ to deepen their understanding of the risks inherent in this financial group and inform approaches to support requisite supervisory approaches.

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The FSC and the BOJ have been collaborating in the execution of consolidated supervision for a systemic financial group on a pilot basis utilizing the risk-based supervisory methodology. The working group has commenced the sharing of prudential data and assessments to facilitate on-going monitoring of the group. Work is also underway to develop a regional supervisory strategy for the group as well as the development and execution of bilateral MOUs to govern collaboration and co-operation between the BOJ and the regional regulators in the jurisdictions in which the group operates.

•	The draft Banking Services (Capital Adequacy) Regulations;

The drafting instructions for the Banking Services (Capital Adequacy) Regulations that were issued on 2015 (applicable to deposit-taking institutions and FHCs), were rescinded at the end of 2018, and drafting of the requisite regulations has been suspended. This rescission was done to facilitate the inclusion of recommendations from the Financial Sector Assessment Programme (“FSAP”) process completed in the third quarter of 2018, and the Basel Committee on Banking Supervision’s updates to the international Basel Accords that are aimed at enhancing governance and risk management. The inclusion of the aforesaid will materially impact the capital adequacy ratio and regulatory capital requirements for DTIs and FHCs, as well as BOJ’s regulatory framework. Consequently, the drafting of the requisite regulations was suspended.

As discussed below, work on the new minimum capital regulations is far advanced. These finalized capital regulations will replace the 2015 Regulations.

Basel II/III implementation

The BOJ has made significant strides in the implementation of its Basel III framework. The BOJ continued the planning and execution of its three-phased program for the implementation of the internationally agreed standards, which will be codified by way of regulations. The program has a tentative completion date set for the end of 2024. Based on preliminary assessments, the BOJ does not foresee significant challenges in complying with the more conservative capital definitions proposed under Basel III given that existing Jamaican regulatory requirements are more stringent than those of Basel III. These include for example, definitions of regulatory capital and the capital to total assets leverage ratio which has been a legal requirement for banks since 2004.

The first phase is nearly complete. Under the first phase, the BOJ issued its prudential Standard of Sound Practice on the Liquidity Coverage Ratio (“LCR”) in October 2019. The BOJ is about to engage the legislative process for implementing the LCR as a Regulation pursuant to section 131(1)(j) of the BSA. The publication of the Standard of Sound Practice on the Liquidity Coverage Ratio (“LCR SSP”) reflects the first step in this process.

Additionally, Bank of Jamaica finalized the capital requirements for the credit, market, and operational risk components, as well as the revised definition of regulatory capital, and subsequently issued for consultation the updated requirements to the banking sector and other relevant stakeholders on 28 December 2020. These revised capital regulations will repeal and replace the existing Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations, 2015.

The BOJ established a Basel III technical working group, which includes members from the BOJ and the industry, to update banks on the progress of the BOJ’s implementation, as well as to deliver targeted training on the comprehensive Capital Adequacy framework. In this regard, the BOJ will utilize feedback received from the technical working group meetings held in May and December 2021, as well as April 2022, to finalize the proposals and successively publish a Standard of Best Practice on Minimum Capital Requirements by June 2022. Subsequently, the Bank will develop drafting instructions for codification in 2023.

Phase 2 of the program will include the consultation on, and implementation of, Pillar 2 components of the Basel framework, including, the Internal Capital Adequacy Assessment Process, and the Supervisory Review and Evaluation Process. This second phase will also include the issuance of revised guidelines on risk management and governance.

The final phase will focus on Pillar 3 of the Basel framework vis-à-vis market disclosures, as well as consulting on, and implementing additional capital and liquidity measures, including, capital buffers, and the Net Stable Funding Ratio. Phase 3 will also cover the consultation on, and implementation of, the framework for designating domestic systemically important financial institutions.

Other Developments

Microcredit Legislation

The Microcredit Act was passed in both Houses of Parliament in January 2021. The legislation introduces a licensing regime for microcredit institutions, that provide financing to individuals and micro, small, and medium-size enterprises. It incorporates safeguards such as – fit and proper requirements for owners and officers of microcredit institutions; operating requirements for licensees; and provisions regarding the treatment of complaints. The legislation also aims to address the deficiencies inherent in the operations of the industry, provide for improvements in the monitoring of the industry, transparency, dissuading predatory lending practices, protection of consumers and reduction in risks of the industry being used as a vehicle to facilitate money laundering. The act accords the standard regulatory powers to conduct inspections, examine the records of licensees, impose sanctions (regulatory and criminal) for non-compliance, and to issue standards and guidance.

The Microcredit Act, 2021, took effect in July 2021 with a 12 month transition period to allow entities to apply for a license or exit the industry. To ensure the successful implementation of the act, and to facilitate the licensing process, the BOJ has embarked on a series of industry outreach and sensitization virtual meetings, the first of which took place in February 2022. The virtual meetings focused on understanding (i) the act, (ii) the licensing process, (iii) the fit and proper obligations of key employees and owners and (iv) the AML/CFT obligations of licensees given their designation as financial institutions.

The Bank of Jamaica (Amendment) Act 2020

The Bank of Jamaica (Amendment) Act, 2020, aimed at modernizing and strengthening the operations of the BOJ by improving its governance, was approved in the Senate on December 4, 2020. The attendant commencement date was April 16, 2021.

The amendments seek to bring greater independence to the BOJ in its operations and policy decision-making process, while at the same time ensuring, importantly, transparency and accountability through adequate governance arrangements. Accordingly, the amendments clarify the BOJ’s mandates with respect to, inter alia, the maintenance of price stability and financial system stability.

Financial Sector Assessment Program

During 2005, Jamaica participated in an IMF/World Bank FSAP, which is a joint initiative of the IMF and World Bank to provide member countries with a comprehensive evaluation of their financial systems. FSAPs are designed to assess the stability of the financial system as a whole and not that of individual institutions. They have been developed to help countries identify and remedy weaknesses in their financial structure, thereby enhancing their resilience to macroeconomic shocks and cross-border contagion. In May 2005, the IMF/World Bank issued a report on the financial assessment that was undertaken in 2005 that indicated that, while Jamaica’s financial systems appeared well-capitalized and supervision had been strengthened, there was a need to further strengthen the prudential framework for security dealers, enhance the oversight of conglomerates, and develop and test crisis management systems. The report also recommended that priority be given to overhauling the payments system and introducing a central depository for fixed income securities. In this regard, in May 2009, Jamaica introduced a Central Securities Depository for fixed income securities and in November 2010, the Payment, Clearing and Settlement Act was passed. Many of the recommendations in the 2005 FSAP were implemented as part of the EFF.

An FSAP Development Module for Jamaica was undertaken in April 28 to May 9, 2014. The focus of the mission was to identify constraints to enhancing financial inclusion and covered areas including financing of micro, small and medium-sized enterprises, housing finance, rural/agriculture finance, payment systems and remittances, and consumer protection and financial literacy.

The report noted that the authorities passed the BSA which contained provisions for enhanced supervision of conglomerates, drafted Credit Unions’ regulations and reformed the securities dealers sectors, making less risky business models (collective investments schemes) available to securities dealers. The act represents significant financial infrastructure reforms to improve the credit reporting system, secured transactions, and insolvency framework. However, the report noted that failure of Jamaica to complete its reform effort could have adverse regional repercussions including through financial linkages throughout the Caribbean. It also noted that Jamaica’s authorities should review the implementation of its oversight function ensuring the best balance between competition and cooperation in the credit reporting market. In addition, the report recommended that a comprehensive review of its regulatory framework for the remittances sector be conducted to enable the sector to provide innovative retail remittance products to the beneficiaries at competitive prices over the medium term.

In light of these developments, in 2018, the BOJ carried out a second self-assessment of Jamaica’s observance of the Basel Core Principles for Effective Banking Supervision, in the context of an FSAP review. The FSAP culminated in June 2018, and the scope included assessments of, risks to Jamaica’s financial stability; the regimes for micro- and macro-prudential oversight; and the frameworks for crisis management and other financial system safety net mechanisms. The BOJ played a key role in coordinating activities related to the conduct of the 2018 FSAP. The review emphasized that Jamaica has made considerable progress since the culmination of preceding FSAP, and that the Basel Core Principles for Effective Banking Supervision assessment conducted by the FSAP team are broadly in line with the BOJ’s self-assessment on the framework for prudential supervision.

From a micro-prudential oversight perspective, the review underscored, however, the fact that the enhanced resilience of the financial system depends on, among other things, the continuation of efforts to effectively implement consolidated risk-based supervision and the implementation of more robust capital and liquidity regulatory requirements, consistent with the widely observed Basel requirements, areas that will be addressed in short order with BOJ’s impending Basel II/III implementation.

The BOJ continues to advance work with regard to the recommendations received from the finalized report.

Bank of Jamaica Foreign Exchange Intervention and Trading Tool

In an effort to upgrade and modernize its intervention and trading framework for foreign currency, the BOJ, on 26 July 2017, implemented a new tool for its sale and purchase of foreign exchange (“FX”) to market intermediaries. The framework, called BOJ Foreign Exchange Intervention & Trading Tool (“B-FXITT”), is a rule-based, competitive, multiple-price intervention system to buy and sell FX to Authorized Dealers (“Ads”) and eligible cambios. This new framework, is designed to enhance the effectiveness of BOJ’s monetary policy and foreign exchange operations. The implementation of B-FXITT is a fundamental part of the strategy to improve the efficiency and transparency of the foreign exchange market thus providing greater assurance about the availability of foreign currency to the public.

Beginning on June 1, 2020, the BOJ introduced an additional tool in an effort to upgrade and modernize the foreign exchange market. The framework, called the Foreign Exchange Trading Platform (“FXTT”) facilitates real-time electronic FX trading and provides greater access to ADs and eligible cambios to observe trades. In addition, all participating ADs are signatories to the Bank for International Settlements’ (“BIS”) FX Global Code. Compliance with these tenets improves the credibility of FXITT by holding ADs to a global standard of integrity, efficiency and good customer service.

For greater transparency, a select list of large corporate clients involved in the sale and purchase of FX will have access to the system as observers. While they will be unable to trade directly on their own account, these observers will be able to see all daily trades in real time, a tool intended to help them to make informed decisions when approaching the foreign exchange market.

Access to Finance Project

MSMEs are critical to Jamaica’s sustainable economic growth, accounting for 80-90% of the Jamaican economy. To provide greater financial support for MSMEs and foster an environment that promotes these companies’ success, the Government and the World Bank signed a US$15 million loan agreement. The proceeds of this loan will be used for the Access to Finance Project: US$5 million will be used to guarantee MSME loans, another US$5 million will be allocated toward risk capital financing to small firms and the remaining US$5 million will go towards improving the enabling environment for access to finance and business development services for MSMEs.

As of 2020, the Development Bank of Jamaica (“DBJ”) completed implementation of a redesigned Credit Enhancement Fund (“CEF”) as part of the Access to Finance Project. The redesigned CEF includes changes to the fund’s financial model, internal operational processes and procedures and the development of a training plan, which includes the establishment of a board of trustees for the CEF. DBJ has also revised its partial credit guarantee program to facilitate access to finance opportunities for MSMEs.

As part of the development of its regulatory framework, DBJ conducted a demand analysis of its portfolio during its most-recent reporting period and commissioned review of its private equity and venture capital taxation framework. In addition, it has concluded design and acquisition activities related to the implementation of an electronic reverse factoring platform which was implemented in the second quarter of 2020. In addition, the DBJ’s efforts to incentivize investments to MSMEs through venture capital funds were further supported through the enactment of the amending legislations to the Pensions (Superannuation Funds and Retirement Schemes) Act in August 2019, which will permit authorized pension funds and retirement schemes to invest in private equity and venture capital funds.

In an effort to further develop the regulatory framework for venture capital investments in MSMEs, the DBJ created a working group under the Access to Finance Steering Committee to review the Final Report on the Legal and Regulatory Framework for Private Equity and Venture Capital in Jamaica and prepare policy proposals for amendments to tax legislation to incentivize venture capitalists to establish equity financing for MSMEs. The recommendations of the steering committee were submitted to the relevant authorities and regulators in July 2021. The steering committee remains active to provide support in having the recommendations accepted and implemented.

Secured Transactions

MICAF procured the technical assistance from the International Finance Corporation (“IFC”) related to the development of policy proposals for amendments to Security Interests in Personal Property (“SIPP”) Act. The IFC provided key policy recommendations and MICAF continues to consult with key stakeholders from the private sector and the Jamaica Bar Association on the SIPP Act proposals.

Secondary Market Development

MICAF has commissioned a study on the development of secondary markets for the sale of moveable collateral. In January 2020, MICAF held several discussions with key stakeholders, including the BOJ.

Credit Reporting Regime

In October 2018, the BOJ retained the services of an independent consultant to conduct a legal review of the Credit Reporting Act (“CRA”) with the aim of developing policy proposals consistent with international best practices. The matters reviewed include the standardization of reporting templates, the expansion of categories of credit information providers, reciprocity of submission and sharing of credit information and procedures intended to strengthen protection for credit subjects. The final consultancy report was completed at the end of February 2020. In the last quarter of 2020, the industry and other stakeholders were consulted in relation to the recommendations emanating from this report and thereafter the work stream on recommendations for drafting instructions for proposed amendments to the CRA has commenced.

Banking Competition

In October 2019, an independent consultant retained by the BOJ completed its study on the competitive forces that impact the banking sector. The study identified various factors that impact the competitiveness of delivery of financial services, including the regulatory framework for approval of financial services, anti-money laundering and counter-financing of terrorism regulations and Jamaica’s slow pace to adopt financial technology (Fintech). In October 2019, the findings were reported to stakeholders and the final consultancy report included recommendations intended to facilitate greater utilization of agent arrangements for financial services and the adoption of Fintech and digital services for onboarding of customers, including MSMEs.

National Payments Switch

In an effort to address interoperability challenges in electronic retail payment services and to encourage greater financial access to people who do not use banking services, in January 2020 the BOJ invited expressions of interest (EOIs) from companies for proposals to develop a national payment switch. The switch is intended to provide a common platform for consumer access to financial services, including ATMs, mobile payments and internet commerce. At the end of June 2020, the BOJ issued a request for proposal to a short list of candidates identified by the evaluating committee.

Fintech Regulatory Sandbox

In March 2020, the BOJ issued its Fintech Regulatory Sandbox Guidelines. These guidelines will allow regulated entities and Fintech companies that partner with DTIs to apply to have their innovative products tested through a regulatory sandbox approach for a maximum period of twenty-four (24) months. The Fintech Regulatory Sandbox Guidelines are intended to result in greater efficiency in the regulatory process allowing digital innovations to go to market.

Amendments to the Proceeds of Crime Act and Regulations – to Facilitate Stratified CDD Requirements

In November 2019, Parliament passed amendments to the Proceeds of Crime Act (“POCA”) and attendant Regulations, to facilitate a risk-based approach for money-laundering and counter-financing of terrorism oversight by regulated businesses. These amendments will permit regulated businesses, including financial institutions, to develop a risk-based profile for their customers, considering specific consumer profiles, product design (including perhaps transaction limits and account thresholds) and any regulatory guidance issued by a competent authority. Based on this risk profile, a financial institution may apply adopt stratified due diligence based on the assessed money laundering and terrorism financing risk. Consequent on these amendments to both the POCA and the Terrorism Prevention Act the BOJ has commenced the consultation process on amendments and updates to its Guidance Notes to licensees under the BSA which is slated to be completed by end 2022. Further, in order to track ongoing compliance with CDD and RDD requirements as the Designated Authority under POCA, the BOJ developed a reporting template which captures the completeness of KYC information by licensees under the BSA which commenced in 2019. The BOJ will include information on the recent legislative amendments that permit simplified customer due diligence requirements in its Financial Inclusion public sensitization program through radio and digital outreach.

Special Resolution Regime

The Jamaican authorities set out to establish a Special Resolution Regime (“SRR”) for Jamaica, as part of several key reforms set out in the Government of Jamaica’s Memorandum of Economic and Financial Policies to enhance the resilience and stability of the financial system. In order to better align Jamaica’s resolution framework with international standards and practice, BOJ, JDIC and the FSC, under the auspices of the FRC, have engaged technical assistance to address important gaps that would impede the pursuit of timely, efficient and effective resolution of local financial institutions that limit the cost to tax payers.

The main objective of the SRR is to establish and promote private-sector solutions for resolving failed or failing financial institutions. Prioritizing the preservation of financial stability and minimization of the use of public funds. Another key feature of the SRR is the timely determination of an entity becoming non-viable (by way of pre-specified qualitative and quantitative triggers), and to assess whether or not the entity’s non-viability or failure will have a deleterious impact on the stability of the financial system or the continuity of critical financial services.

During 2018, the technical working group comprising of representatives of the FRC continued the work on the development of legislation for the SRR. The proposed SRR framework aims to facilitate the orderly resolution of financial institutions in Jamaica, by aligning Jamaica’s resolution framework with international standards issued by the Financial Stability Board under its Key Attributes of Effective Resolution Regimes for Financial Institutions.

The SRR framework will establish the BOJ as the Resolution Authority. The Resolution Authority will be operationally independent from the BOJ’s supervisory function in order to ensure that those functions are exercised independently to avoid conflicts of interests and to preserve public confidence. The identification of public interest is a necessary pre-condition for taking resolution action in respect of a failing financial institution. The Resolution Authority may use powerful resolution tools to achieve an outcome that is in the public interest. In their decision-making, the Resolution Authority may consider such factors as minimizing costs to taxpayers and limiting disruption in the provision of critical financial services in the event of failure of a financial institution.

The SRR legislation seeks to put in place a suite of administrative mechanisms (resolution tools) that will empower the Resolution Authority to, efficiently resolve systemically important financial institutions before they become completely balance sheet insolvent with limited Court involvement. The legislation will also include insolvency provisions specific to the winding up of insolvent financial institutions or parts of financial groups that are not systemically important. The draft bill including the administrative component with provisions detailing resolution funding and special insolvency was prepared by the Office of the Chief Parliamentary Council and is being reviewed by the technical working group. The timeline for tabling of the SRR Bill in Parliament is the end of the third quarter of 2022.

Consolidated Supervision and Licensing of Financial Holding Companies.

During 2019, the BOJ in collaboration with the FSC began working on a supervisory methodology related to the oversight of ADs. In addition, in an effort to further enhance the supervision and regulation of financial groups, the Government of Jamaica passed the Banking Services (FHCs) (Licence Application) Rules in November 2019. The rules govern FHCs under the BSA and, among other things, set out the minimum information which must be provided in an application to be licensed as an FHC under the BSA. The BOJ completed the licensing of a systemically important financial institution under this rule in May 2021 and will be reviewing other applications for licensing of FHCs on a phased basis.

The on-set of the COVID-19 pandemic has impeded the Bank’s ability to successfully deploy the implementation of the risk-based consolidated supervision to all DTIs due to social distancing protocols. However, thus far, the Bank in concert with the FSC has commenced the phased implementation of the consolidated RBS methodology with a pilot systemically important financial group.

The Liquidity Coverage Ratio

As discussed on October 18, 2019, the BOJ published the LCR SSP. This standard aims to ensure that a financial institution has an adequate stock of unencumbered high quality liquid assets, consisting of cash or assets that can be converted into cash at little to no loss of value in private markets to meet its liquidity needs for a 30-calendar day liquidity stress scenario.

The BOJ phased in the LCR over a one-year period beginning at its effective date, November 30, 2019. The minimum requirement was first set at 75% in November 2019 and increased to 100% as at the end of November 2020. Licensees began reporting on November 30, 2019.

The BOJ will now engage the legislative process for implementing the LCR as a Regulation pursuant to section 131(1)(j) of the BSA. The publication of the LCR SSP represented the first phase in this process. The next phase includes the process for finalizing the proposed drafting instructions for the LCR and is well advanced.

The Stock Market

Jamaica Stock Exchange

The Jamaica Stock Exchange (“JSE”) is the oldest and largest stock exchange in the English-speaking Caribbean. It was established as a private limited company in August 1968, and floor trading commenced in February 1969. It is now a public company and was determined by Bloomberg Businessweek in January 2019 to be the world’s best-performing stock market. The JSE is a self-regulatory organization, although the FSC has regulatory oversight. The JSE has in place a comprehensive code of rules governing members’ conduct and market operations, and has not experienced any market scandal during its 53-year history. The FSC also regulates the Jamaican securities industry. Transactions done on the floor of the JSE are settled using a T+2 cycle.

The JSE has undertaken several modernization initiatives in recent years. In 1997, the JSE established a formal relationship with the CUSIP Service Bureau for the assignment of international securities identification numbers (“ISIN”) for Jamaican securities. In 2012, the JSE was granted approval for Partnership with the Association of National Numbering Agencies and the JSE now assigns ISINs for Jamaican securities.

In 1998, the Jamaica Central Securities Depository Limited, designed in conformity with G30 standards, was incorporated as a legal entity and began operations on June 1, 1998. In February 2000, the JSE introduced automated trading, and as at May 2000, all securities listed on the JSE are traded remotely from brokers’ offices.

In May 2000, the JSE All Jamaican Composite index was introduced. This index tracks the performance of local companies. In June of the same year, the JSE Select Index was introduced to track the performance of the 15 most liquid stocks on the JSE.

In 2007, the JSE started the process of demutualization, and on June 30, 2008, the JSE became a listed company after listing its Preference Shares. The Preference Shares have been redeemed and consequently delisted on May 31, 2013. In July 2013, the JSE offered 20% of its ordinary shares to the public by way of an IPO and the offer was oversubscribed by 41%. More than 150 applications were received for the offer. The JSE listed the ordinary shares on July 23, 2013.

The JSE launched the Junior Stock Market on April 2, 2009. This market provides an opportunity for local and CARICOM small- and medium-size enterprises to raise capital. The JSE Junior Market has been endorsed by the Jamaican government through a ten-year tax break. As such, a company that lists on the JSE Junior Market is not liable to pay taxes on profits for the first five years and is liable for just 50% of the corporate tax rate for the second five-year period.

The JSE Combined Index started on April 1, 2011, at 86,897.4 points. This index tracks the performance of all the companies that issue ordinary shares listed on both the Main Market and Junior Market of the JSE. In July 2011, the JSE launched the US$ Equities Market which facilitates the trading and settlement of US$ denominated shares. The JSE US$ Equities Market Index, which tracks the performance of companies whose shares trade in US dollars, started at 100 Points and has and has grown to 206.9 points as at March 31, 2022, up from 204.4 points at March 2021.

In June 2013, the JSE launched the Bond Market which facilitates the trading and settlement of fixed income securities, whether they are corporate bonds, Government of Jamaica securities, the securities of any other sovereign CARICOM country.

In 2019, the JSE launched two indices: the JSE Financial Index and the JSE Manufacturing and Distribution Index. The JSE Financial Index which started on March 1, 2019 at 100 points, has grown to 103.30 points as at March 31, 2020. This new Index tracks the performance of financial services companies, which includes insurance companies, banks, microfinance companies, consumer finance companies and diverse financial services companies that are listed on both the Main Market and Junior Market and trade in J$. The JSE Manufacturing and Distribution Index commenced on October 1, 2019 at 100 points and it tracks the performance of the companies in the manufacturing and distribution industries.

On January 11, 2021, the JSE launched the Private Market which facilitates the listing and trading of private securities that are registered with the FSC in accordance with the FSC guidelines for exempt distributions.

Trading Activity: Main Market

In 2021, market volume including block trades totaled 4.2 billion shares, a decline of 38.9% from the 6.9 billion shares traded in 2020. The value of shares traded in 2021 amounted to J$63.9 billion, an increase of 14.5% from 2020.

For the period from January to March 2022, market value, including block trades, amounted to over J$14.8 billion, up 139.8% relative to the same period in 2021. Market volume, including blocks, has increased by 43.5% for the stated period to 1.5 billion units, compared to the 1.0 billion units recorded in the same period in 2021. An increase was experienced in the number of transactions (including blocks) of 57.4% to 67,425 transactions for the period. For the stated period, there were 63 trading days.

At December 31, 2021, market capitalization totaled J$1.9 trillion, up 10.3% from 2020. The top ten listed companies (based on market capitalization) account for approximately 72.4% of market capitalization, with the top five listed companies accounting for 50.9% of market capitalization at December 31, 2021. At March 31, 2022, there were 94 domestic companies listed on the JSE, and market capitalization totaled J$2.1 trillion.

Market volume (excluding blocks) for the period January to March 2022 amounted to 1.5 billion units compared to 1.0 billion units for the same period in 2021. This represents an increase of 442 million units, or 43.4%. The market value for the stated period increased to J$14.8 billion from J$6.2 billion for the same period in 2020. This reflects an increase of 139.5% or J$8.6 billion.

Between January and March 2022, the number of transactions increased by 57.4% to 67,423 transactions when compared to the non-block transactions for the same period in 2021. Two block trades have been processed for the stated period compared to the two block trades in the same period in 2021. Market volume in the block market for the stated period amounted to 1.0 million units compared to 19,255 units in the comparative period in 2021. The total value of block trades as at March 31, 2022 stands at J$21.3 million relative to J$2.4 million in 2021.

For the year ended December 31, 2021, the month that recorded the largest number of transactions was November with 18,297 transactions. Meanwhile, the month that experienced the least transactions was January with 11,602 transactions. The month of April recorded the smallest monthly volume traded, which amounted to 226.5 million units and January recorded the smallest value traded, which amounted to J$1.3 billion. The month of December registered the highest market volume of 0.5 billion units and July recorded the largest market value of J$16.6 billion.

For the year ended December 31, 2021, the main advancers were Caribbean Producers Jamaica Limited, up 405.3% to close at J$13.0, and Ciboney Group Limited, up 259.1% to close at J$0.8. On the other hand, the main decliners were Margaritaville (Turks) Limited, down 63.1% to close at J$16.0, and Key Insurance Company Limited, down 32.5% to close at J$4.0. Trading occurred in 48 ordinary stocks, of which 20 advanced and 26 declined.

The following table shows yearly trading data for the Jamaica Stock Exchange for the period beginning January 2001 to March 31, 2022:

Jamaica Stock Exchange Trading Data – Main Market

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies	No. of Brokers

	(in millions of J$)
2001	197,717.5	5,948.4	35,723.6	43	10
2002	292,297.9	7,636.9	45,396.2	41	10
2003	512,884.4	24,237.3	67,586.7	42	10
2004	879,297.2	35,994.8	112,655.5	41	11
2005	839,852.8	40,746.7	104,510.4	41	11
2006	822,862.4	37,041.0	100,678.0	44	11
2007	876,690.6	29,047.4	107,968.0	44	11
2008	597,277.0	67,026.9	80,152.0	45	11
2009	544,882.5	12,190.1	83,321.9	43	11
2010	564,720.7	20,828.6	85,220.8	43	11
2011	619,444.8	20,994.0	95,297.2	40	11
2012	590,637.4	61,109.5	92,101.2	36	11
2013	492,179.9	15,978.2	80,633.5	36	11
2014	296,836.9	12,807.5	76,353.4	36	12
2015	615,559.6	64,647.8	150,692.1	36	12
2016	697,446.8	48,449.6	192,276.6	35	12
2017	1,048,740.0	36,689.8	288,382.0	36	13
2018	1,383,834.9	75,469.5	379,790.8	39	13
2019	1,929,947.7	100,056.5	509,916.4	45	13
2020	1,547,121.9	55,824.3	395,614.9	49	13
2021	1,713,866.5	63,926.9	396,155.6	51	14
January to March 2022	1,933,703.3	14,785.4	391,231.9	52	15

Source: Jamaica Stock Exchange.

Main Market Index

As at the end of March 2022, relative to the same period last year, six of the indices in the main market recorded increases, while three of the indices declined. The Main JSE Index decreased by 0.9% and the All Jamaican Composite Index increased 2.3%. At the same time the JSE Select Index, which tracks the 15 most liquid stocks, recorded an increase of 3.0%. The JSE Combined Index, which tracks the main market and the junior market companies, advanced by 2.1% at the end of the period.

The following table shows the market indices as at March 31, 2022:

Index	Value 2022 points	Point change(1)	Percent change(1)
Main JSE Index	391,231.96	(4,923.65)	(1.24)
All Jamaican Composite Index	442,658.22	4,329.85	0.99
JSE Select Index	10,058.28	175.36	1.77
JSE Combined Index	403,708.72	2,650.49	0.66
JSE Jnr Market Index	4,223.33	795.03	23.19

(1)	Measured against December 2020.

Source: Jamaica Stock Exchange.

For the year ended December 31, 2021, on average the ordinary stock prices appreciated by 15.49% and the advance decline ratio was 20:26.

Trading Activity Junior Market

On April 2, 2009, the JSE launched its Junior Market. The total volume traded amounted to 2.5 billion units valued at J$7.1 billion in 2021. For the period January 1, 2022 to March 31, 2022, volume amounted to 1.2 billion units with a value of J$4.6 billion.

For the year ended December 31, 2021, the JSE Junior Market Index increased by 29.7% to close at 3,428.3 points. For the period January 1, 2022 to March 31, 2022, the JSE Junior Market Index increased by 23.2% to close at 4,223.3 points.

As at March 31, 2022, the market capitalization of the Junior Market amounted to J$157.5 billion and there were 43 domestic companies listed on the Junior Market.

Market volume for the period January 1, 2022 to March 31, 2022 increased to 1.2 billion units, compared to 626.8 million units in the same period of 2021. The number of transactions increased to 66,973 from 24,550 for the same period in 2021. Correspondingly, market value increased to J$4.6 billion from J$1.62 billion for the same period in 2021.

There were 63 days of trading for the period from January 1, 2022 to March 31, 2022.

The following table shows yearly trading data for the JSE Junior Market for the period from January 2011 to March 31, 2022:

Jamaica Stock Exchange Junior Market Trading Data – Junior Market

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies
	(in millions of J$)	(in millions of J$)
2011	23,595.0	1,247.9	748.9	12
2012	22,101.6	5,185.3	647.8	16
2013	27,391.1	1,386.0	757.9	21
2014	26,097.1	2,002.9	687.9	23
2015	67,946.7	7,429.7	1,791.0	23
2016	103,417.6	5,067.3	2,593.7	29
2017	114,795.2	6,863.7	2,732.1	34
2018	139,776.8	5,848.8	3,246.8	36
2019	151,356.4	12,442.2	3,348.9	41
2020	119,969.8	5,189.3	2,643.4	41
2021	157,557.9	7,113.3	3,428.3	41
January to March 2022	197,993.9	4,598.7	4,223.3	43

Source: Jamaica Stock Exchange.

JSE Junior Market Index

The JSE Junior Market Index started the year 2021 at 2,643.4 points and at December 31, 2021 the Index closed at 3,428.3 points. This represented an increase of 29.7%. The index closed at 4,223.3 points as at March 31, 2022. During 2021, there were 41 ordinary share listings and one preference share listing bringing the total listings on the JSE Junior Market to 42 and the total listed companies to 41 as at December 31, 2021. During the period from January 1, 2022 to March 31, 2022, three companies listed securities on the JSE Junior Market.

Market Developments

As at March 31, 2022, the total number of companies listed on the Main Market stood at 52 while the total number of companies listed on the Junior Market stood at 44. There were 20 preference share listings as at March 31, 2022 on the Main Market. As at March 31, 2022, the number of companies listed on the USD market stood at 13 companies: 10 ordinary share and 7 preference share listings. As at March 31, 2022, there were 2 securities listed on the JSE Bond Market.

As at March 31, 2022, there were 9 securities listed on the JSE Private Market.